AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2002
                                                 REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                                 ION TRACK, INC.
             (Exact name of registrant as specified in its charter)

         DELAWARE                            7382                     04-3295401
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)    Classification Code Number)   Identification Number)

                                205 LOWELL STREET
                              WILMINGTON, MA 01887
                                 (978) 658-3767
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ANTHONY JENKINS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                205 LOWELL STREET
                              WILMINGTON, MA 01887
                                 (978) 658-3767
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              -------------------

                                   COPIES TO:
       JONATHAN F. PEDERSEN, ESQ.                     DAVID K. BOSTON, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP            WILLKIE FARR & GALLAGHER
           FOUR TIMES SQUARE                         787 SEVENTH AVENUE
     NEW YORK, NEW YORK 10036-6522                NEW YORK, NEW YORK 10019-6099
            (212) 735-3000                               (212) 728-8000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement or the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

================================================================================
                                        PROPOSED MAXIMUM
      TITLE OF EACH CLASS              AGGREGATE OFFERING         AMOUNT OF
OF SECURITIES TO BE REGISTERED             PRICE (a) (b)       REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, par value $0.0000001         $100,000,000             $9,200
================================================================================

(a) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

(b) Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


SUBJECT TO COMPLETION, DATED JUNE 14, 2002

ION TRACK, INC.
(LOGO)

--------------------------------------------------------------------------------
    SHARES
COMMON STOCK

--------------------------------------------------------------------------------

This is the initial public offering of Ion Track, Inc. We are offering shares of our common stock. Selling stockholders are offering an additional shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. We anticipate that the initial
public offering price will be between $      and $       per share. We have
applied to list our common stock on the Nasdaq National Market under the symbol "IONT."

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                            PER SHARE     TOTAL

Public offering price                                           $           $
Underwriting discounts and commissions                          $           $
Proceeds, before expenses, to Ion Track, Inc.                   $           $
Proceeds, before expenses, to the selling stockholders          $           $

The selling stockholders have granted the underwriters the right to purchase up
to               additional shares of common stock to cover over-allotments.

                            DEUTSCHE BANK SECURITIES

The date of this prospectus is                   , 2002.

                               PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT DECISION. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, BEFORE DECIDING TO INVEST IN OUR SHARES. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                   OUR COMPANY

     We are the leading provider of high performance instruments used to detect trace amounts of targeted explosives and illegal drugs. Our products are used worldwide to protect people, high-threat facilities, public venues, vehicles, aircraft, ships and equipment against terrorist attacks using explosives, and to detect and deter the trafficking of illegal drugs. The markets for our products include high-threat facilities protection, aviation security, customs and border protection, military force protection, law enforcement and corrections, as well as other security applications.

     Our trace detection products are deployed in many prominent centers of government, including the United States Capitol, the United Kingdom Houses of Parliament, the Kremlin, the Indian Parliament and the Great Hall of the People (People's Republic of China). Our equipment is deployed in many countries worldwide, including at approximately 150 airports, 220 United States embassies and consulates and 52 nuclear power facilities and has been used to protect athletes and spectators at nearly all of the Olympic Games held in the past 20 years. Our customers include the United States Department of Transportation's Transportation Security Administration (TSA), the United States Department of State (the State Department), the United States Department of Defense, the United States Customs Service, the United States Federal Bureau of Investigation, the United States Drug Enforcement Administration, nuclear power facilities, state and federal correctional facilities, parcel and mail services and many foreign government agencies.

     Our net revenues have grown at a compounded annual rate of 42% from 1997 through 2001, as we have introduced new products and as a series of attacks on the United States and other targets has heightened concern over the threat of terrorist action. The attacks on New York and Washington, D.C. on September 11, 2001 have triggered unprecedented responses by the United States and other governments with the goal of enhancing security for aviation, high-threat facilities, the military and other potential targets as well as improving border controls. Against this background, our net revenues for the first quarter of 2002 were 301% higher than in the comparable period in 2001.

     Our business was founded in 1973. Until 1995, we exclusively sold handheld and walk-through explosives detection equipment based on electron capture technology to military, law enforcement and nuclear power customers. In 1987, we won a United States government research contract to conduct research into new explosives detection technologies. We formed a research team which developed a new detection technology that was capable of both detecting and identifying a wide range of targeted explosives and illegal drugs. In 1993, we first patented this technology, known as Ion Trap Mobility Spectrometry (ITMS), and began a series of product developments which led to the introduction of several important ITMS-based products.

     In December 1999, we and Castle Harlan Partners III, L.P. (Castle Harlan Partners), four members of senior management and TGE Group Limited (then our sole shareholder) entered into a Recapitalization and Stock Purchase Agreement, which provided for our recapitalization. Upon consummation of the recapitalization in January 2000, Castle Harlan Partners, TGE Group Limited and four members of senior management owned 65%, 20% and 15%, respectively, of our outstanding common stock. See "Certain Relationships and Related Party Transactions -- Recapitalization."

                                  OUR PRODUCTS

     All of our principal trace detection products utilize our patented ITMS technology. ITMS technology is capable of detecting minute particles or vapor emitted from targeted explosives and illegal drugs in quantities below one-billionth of a gram (one nanogram). Our ITMS technology has been shown to provide approximately one hundred times greater ionization efficiency, a key factor of sensitivity (the ability to detect small amounts of a targeted substance), than the ion mobility spectrometry technology upon which the principal competing trace detection products are based. We offer a diverse range of trace detection devices, consisting of:

     o    the Itemiser, a desktop series;

     o    the VaporTracer, a portable, hand-held series; and

     o    the EntryScan, a walk-through portal.

     Additionally, we are currently developing a product called StreetLab, a portable substance identification system, based upon a technology known as Raman spectroscopy. See "Business -- Products in Development -- StreetLab."

                            TRACE DETECTION OVERVIEW

     Companies began supplying trace detection products, which detected explosives, in the late 1980's. The market for these products began to develop when government researchers in the United States and Europe were satisfied that there was a positive link between trace particles of material and the presence of explosives or illegal drugs. Customer awareness of the applications for trace detection, and increases in funding to acquire trace detection equipment, have predominantly been driven by growing concern over terrorism triggered by a series of terrorist attacks. These terrorist activities have included the bombing and destruction of Pan Am flight 103 in 1988, the 1993 World Trade Center bombing, the 1998 bombings of the United States embassies in Tanzania and Kenya and the 2000 terrorist attack on the U.S.S. Cole in Yemen. Apart from these incidents, the growing concern associated with illegal drug trafficking has also broadened the trace detection market.

     While the above events provided the impetus for increased public and private funding for enhanced security, the terrorist attacks on September 11, 2001 have prompted an unprecedented response from governments and institutions worldwide to the threat of terrorism. Congress responded by passing a $40.0 billion supplemental appropriation for fiscal 2002, approximately $10.6 billion of which was for homeland security. Additionally, the Bush administration has proposed a fiscal 2003 federal budget that includes a request for $37.7 billion for homeland security. The TSA has recently asked Congress for $4.4 billion in supplemental funding and the House Appropriations Committee has responded with an appropriation of approximately $3.9 billion to the TSA, which the Senate is currently reviewing. We expect that a portion of the increased spending on homeland security will be used to purchase trace detection products, such as those we manufacture.

     As part of the Aviation and Transportation Security Act (the ATSA) of November 2001, Congress mandated that by December 31, 2002, United States commercial airports must be able to screen all checked baggage for explosives. On April 24, 2002, U.S. Transportation Secretary Norman Y. Mineta announced that the TSA will deploy up to 4,700 explosives trace detection instruments at the nation's 429 commercial airports as part of a broader solution to screen all checked baggage for explosives by the December 31, 2002 deadline. As we are an approved vendor to the TSA of trace detection equipment, we believe we are well positioned to compete for any orders the TSA may place for trace detection equipment.

                                  OUR STRENGTHS

     The following key strengths contribute to our success:

     TECHNOLOGICAL ADVANTAGES. Our patented ITMS technology has been shown to have superior sensitivity than the technology used in the ion mobility spectrometry products of our principal competitor. Sensitivity is very important for the detection of explosives and illegal drugs, many of which have extremely low vapor pressures. Our products have the ability to detect a number of plastic explosives that have been commonly used by terrorists, including certain plastic explosives in the vapor phase.

     Our Itemiser(3) product is the only trace detector commercially available with the ability to detect and identify traces of targeted explosives and illegal drugs simultaneously with a single detector and one sample. The technology that permits this simultaneous dual-mode capability also gives our instrument the ability to more readily detect a wider range of substances.

     RELIABLE AND EASY TO USE PRODUCTS. Our products incorporate a proprietary semi-permeable membrane, which excludes dirt, water vapor and certain atmospheric contaminants from our detection systems. This helps minimize downtime and allows our detection systems to be easily maintained. In addition, our system is easy for non-technical operators to use since our products perform each analysis automatically, without user intervention, and the output requires no interpretation.

     GOVERNMENT APPROVED PRODUCTS. Government agencies generally subject explosive and illegal drug detection products to extensive and lengthy testing and trials before accepting and purchasing them. This creates a considerable barrier to entry for new products. Our Itemiser(2), Itemiser(3) and VaporTracer(2) have all been tested and approved for use by the TSA, the lead agency of the United States government for explosives detection. In addition, the United States Navy recently conducted military trials of the VaporTracer(2) against competing trace detection products for force protection. Based on the results of these tests, in May 2002, the United States Navy placed a significant order with us for VaporTracer(2) units. The EntryScan(3) is currently being tested by the TSA and the United States military for explosives detection applications and the United States Customs Service for illegal drug detection applications.

     STRONG RESEARCH AND DEVELOPMENT CAPABILITY. We have continually enhanced our ITMS-based detection system and incorporated improvements into new commercial offerings. Our products include: Itemiser(2), the first trace detector that could be quickly switched from detecting targeted explosives to detecting targeted illegal drugs; VaporTracer(2), the world's most sensitive hand-held vapor and particle detection system; Itemiser(3), the only commercially available trace detector capable of simultaneously detecting targeted explosives and illegal drugs; and EntryScan(3), a walk-through portal capable of non-invasive detection of targeted explosives and illegal drugs concealed on individuals. We are also exploring the use of new technologies beyond trace detection in other applications such as bulk substance screening and verification.

     EXTENSIVE INDUSTRY EXPERIENCE. Our management team is led by senior executives who possess extensive experience in the field of trace detection, as well as technical expertise in several areas of science and engineering, including vapor detection and identification, gas chromatography, spectroscopy and mechanical engineering. Additionally, members of our management team have acquired extensive experience identifying and meeting the unique needs of government agencies, including product testing and approval procedures as well as procurement and contracting processes.

     DIVERSE END-MARKETS. Our products are used in a wide range of applications in different end-markets in the United States and abroad. For example, in the period from January 1, 1999 to March 29, 2002, we estimate that approximately 31% of our aggregate net revenue was derived from sales to customers in the high-threat facilities protection market, approximately 22% from sales to customers in the aviation security market and approximately 10% from sales to customers in the customs and border protection market.

     PARTNERING WITH OUR CUSTOMERS. We partner with key customers from the development phase of a new product through after-sales service and support. This has resulted in strong customer relationships and led to repeat business from existing customers as well as recommendations to prospective new users.

     ABILITY TO MEET INCREASED DEMAND. Since we outsource most of our non-proprietary manufacturing, we have been able to scale up our production quickly to meet the increased demand we have experienced since the third quarter of 2001. This is reflected in a three-fold increase in our revenue from instrument sales from the third quarter of 2001 to the first quarter of 2002. We have recently qualified a second contract manufacturer and we believe that we are prepared to accommodate further increases in production requirements in 2002 and beyond.

                                  OUR STRATEGY

     Our objective is to be the leading worldwide provider of innovative technology solutions that meet or exceed the needs and expectations of our customers in the prevention of terrorist acts, interdiction of illegal drugs and the pursuit of public safety and security. We intend to increase our market share by offering technologically superior and reliable products that are catered to individual end-markets and customers. We aim to expand our product offerings both through internal development and through the acquisition of new technologies to address new end-markets for public safety and security.

     Key elements of our strategy include:

     o capitalizing on increased worldwide demand for trace detection products;

     o    leveraging the approval of our products by key government agencies;

     o    creating new market opportunities through our existing customers;

     o    expanding the replacement market for trace detection products;

     o increasing recurring consumables and service revenue as our installed base grows;

     o    extending our technology leadership; and

     o    developing or acquiring expertise in complementary technologies.

                               RECENT DEVELOPMENTS

     We recently received a $14.0 million order from the United States Navy for 609 VaporTracer(2) units with delivery scheduled over the period from June 2002 through July 2003. This order was placed pursuant to the United States Navy's decision, announced on May 14, 2002, to award us a fixed-price, indefinite-delivery/indefinite-quantity contract. The maximum amount of the contract will be approximately $36.0 million. The contract was awarded to us following extensive field trials against competing products and a competitive bidding process.

     On May 28, 2002, we received a $7.5 million order from the TSA which includes $3.6 million for the purchase of 100 Itemiser(2) units and replacement parts to be delivered to up to 22 United States commercial airports on a schedule yet to be determined. The order will also provide us with $3.8 million to purchase components which require advanced ordering. This order was placed under our existing contract with the TSA.

                              CORPORATE INFORMATION

     Ion Track, Inc. is a Delaware corporation incorporated in 1995. Our principal executive office is located at 205 Lowell Street, Wilmington, Massachusetts 01887 and our telephone number is (978) 658-3767. Our website is located at www.iontrack.com. Our website, and the information contained therein, is not a part of this prospectus.

                                  THE OFFERING

Common stock offered by:
      Ion Track, Inc. ..............................................      shares
      the selling stockholders(1) ..................................      shares

Common stock to be outstanding after this offering .................      shares

Use of proceeds ......................... We estimate our net proceeds from this
                                          offering will be $      million. We
                                          will not receive any proceeds from the
                                          sale of shares by the selling
                                          stockholders. We intend to use our net
                                          proceeds of this offering as follows:

                                             o   approximately $      million to
                                                 redeem and pay accrued
                                                 dividends on our 10.772%
                                                 Series A Cumulative
                                                 Preferred Stock, 10.772%
                                                 Series B Cumulative
                                                 Preferred Stock and 458 shares
                                                 of our 10.772% Series C
                                                 Cumulative Convertible
                                                 Preferred Stock;

                                             o   $      million to repay the
                                                 balance of our senior term
                                                 loan facility; and

                                             o   the balance of approximately
                                                 $      million for general
                                                 corporate purposes.

Proposed Nasdaq National Market symbol .. IONT

--------------
(1) Assumes no exercise of the over-allotment option granted to the Underwriters. See "Underwriting."

                              -------------------

     The number of shares of common stock to be outstanding after this offering is based on our shares outstanding as of June 11, 2002. This information excludes:

     o 15,850 shares of common stock issuable upon the exercise of outstanding stock options, all of which are currently exercisable, with a weighted average exercise price of $1.67 per share;

     o 34,475 shares of common stock reserved for issuance under our stock option plans.

     o 100,000 shares of common stock issuable upon the exercise of stock options issued to certain of our employees, each with an exercise price of $100.47 per share, 50,000 of which are currently exercisable; and

     o 11,976 shares of common stock issuable upon the conversion of 20 shares of our 10.772% Series C Cumulative Convertible Preferred Stock (Series C Preferred Stock) by certain of our stockholders.

     Except as otherwise indicated, the information in this prospectus assumes the following:

     o the redemption of each outstanding share of our 10.772% Series A Cumulative Preferred Stock (Series A Preferred Stock), 10.772% Series B Cumulative Preferred Stock (Series B Preferred Stock) and 458 shares of our Series C Preferred Stock with proceeds from this offering; and

     o    no exercise of the underwriters' over-allotment option.

     The historical share information in this prospectus does not reflect a
stock split of        shares for each share outstanding, which we intend to
effect immediately prior to the consummation of this offering.

                     SUMMARY CONSOLIDATED FINANCIAL DATA
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

     The following summary consolidated financial data for the years ended December 31, 1999, 2000, and 2001, presented below under the caption "Statements of Operations Data" have been derived from our audited consolidated financial statements for those periods. The summary consolidated financial data for the years ended December 31, 1997 and December 31, 1998, and for the three months ended March 30, 2001 and March 29, 2002 have been derived from our unaudited consolidated financial statements for those periods. The summary consolidated financial data for the twelve months ended March 29, 2002 is derived from our financial statements for the year ended December 31, 2001 and the three months ended March 30, 2001 and March 29, 2002.

     We completed a recapitalization transaction in January 2000 that resulted in the repurchase of a significant number of shares of outstanding common stock, the issuance of preferred stock, the incurrence of debt under a term loan facility and revolving credit facility, and the divestiture of two businesses, which are classified as discontinued operations (see Note 2 to our consolidated financial statements). The consolidated financial data for the years ended December 31, 1997, 1998, 1999 and 2000, include, as discontinued operations, the results of the businesses that were divested.

     You should read the information set forth below in conjunction with other sections of this prospectus, including "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes.

                                                                                                                           TWELVE
                                                                                                                           MONTHS
                                                                                                    THREE MONTHS ENDED     ENDED
                                                        YEAR ENDED DECEMBER 31,                    MARCH 30,   MARCH 29,   MARCH 29,
                                        -------------------------------------------------------    ---------   ---------   ---------
                                          1997        1998        1999        2000        2001        2001        2002      2002(7)
                                        -------     -------     -------     -------     -------     -------     -------     -------
STATEMENTS OF
  OPERATIONS DATA:
Net revenues                            $ 8,031     $12,414     $21,818     $26,496     $32,890     $ 5,104     $20,489     $48,275
Costs of revenues(1)                      3,730       5,659      11,324      12,701      17,077       2,118      10,098      25,057
                                        -------     -------     -------     -------     -------     -------     -------     -------
  Gross profit                            4,301       6,755      10,494      13,795      15,813       2,986      10,391      23,218
Operating expenses:
Management fees--
  related parties (2)                       181         258         300         440         488         110         150         528
Other operating
  expenses (1)                            3,615       3,629       5,002       8,138      10,303       2,852       4,287      11,738
                                        -------     -------     -------     -------     -------     -------     -------     -------
  Income from operations                    505       2,868       5,192       5,217       5,022          24       5,954      10,952
Interest expense                           (740)       (564)       (355)     (1,434)     (1,355)       (395)       (227)     (1,187)
Recapitalization expenses                  --          --          --        (2,641)       --          --          --          --
Other income (expenses)                     (42)        (38)         (5)        119          21          32           1         (10)
                                        -------     -------     -------     -------     -------     -------     -------     -------
  Income (loss) from continuing
    operations before
    income taxes                           (277)      2,266       4,832       1,261       3,688        (339)      5,728       9,755
Provision (benefit) for
  income taxes                             (150)      1,520       1,543       1,227       1,417        (130)      2,284       3,831
                                        -------     -------     -------     -------     -------     -------     -------     -------
Income (loss) from
  continuing operations                    (127)        746       3,289          34       2,271        (209)      3,444       5,924
Income (loss) from
  discontinued operations (3)             1,310        (263)        143          44        --          --          --          --
                                        -------     -------     -------     -------     -------     -------     -------     -------
Net income (loss)                         1,183         483       3,432          78       2,271        (209)      3,444       5,924
Accretion of preferred stock               --          --          --        (1,038)     (1,764)       (279)       (389)     (1,874)
                                        -------     -------     -------     -------     -------     -------     -------     -------
Net income (loss)
  attributable to common
  stockholders                          $ 1,183     $   483     $ 3,432     $  (960)    $   507     $  (488)    $ 3,055     $ 4,050
                                        =======     =======     =======     =======     =======     =======     =======     =======

                       SUMMARY CONSOLIDATED FINANCIAL DATA
              (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA) (CONTINUED)

                                                                                                                           TWELVE
                                                                                                                           MONTHS
                                                                                                   THREE MONTHS ENDED       ENDED
                                                  YEAR ENDED DECEMBER 31,                        MARCH 30,    MARCH 29,    MARCH 29,
                               --------------------------------------------------------------   ----------   ----------   ----------
                                   1997        1998         1999         2000         2001         2001         2002       2002 (7)
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
EARNINGS (LOSS) PER
  COMMON SHARE:
BASIC:
Income (loss) from
  continuing operations        $    (0.01)  $     0.08   $     0.33   $    (0.77)  $     0.60   $    (0.58)  $     3.59   $     4.80
Income (loss) from
  discontinued operations            0.13        (0.03)        0.01         0.03         --           --           --           --
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)              $     0.12   $     0.05   $     0.34   $    (0.74)  $     0.60   $    (0.58)  $     3.59   $     4.80
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========
DILUTED:
Income (loss) from
  continuing operations        $    (0.01)  $     0.08   $     0.33   $    (0.77)  $     0.60   $    (0.58)  $     2.64   $     4.54
Income (loss) from
  discontinued operations            0.13        (0.03)        0.01         0.03         --           --           --
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)              $     0.12   $     0.05   $     0.34   $    (0.74)  $     0.60   $    (0.58)  $     2.64   $     4.54
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

Weighted average shares
  outstanding -- basic         10,000,000   10,000,000   10,000,000    1,293,482      843,308      840,599      850,666      843,939
Weighted average shares
  outstanding -- diluted       10,000,000   10,000,000   10,000,000    1,293,482      849,666      840,599    1,162,222    1,004,666
Cash dividends declared
  per common share (4)                                   $     0.74
AS ADJUSTED EARNINGS
  (LOSS) PER COMMON
  SHARE (5):
BASIC:
Net income
Net income per common
  share
Weighted average common
  shares outstanding
DILUTED:
Net income
Net income per common
  share
Weighted average common
  shares outstanding
OTHER DATA:
EBITDA, as defined (6)               $790       $3,317       $5,606       $5,820       $6,373         $435       $6,732      $12,670
Depreciation                          104          191          114          163          863          301          265          827

The following table summarizes our consolidated balance sheet data as of March
29, 2002. The "As Adjusted" column reflects the sale of                 shares
of common stock offered by us in this offering at                per share and
the use of our proceeds of the offering, after deducting the underwriting discounts and commissions and estimated offering expenses, debt repayments, and the redemption and conversion of outstanding preferred stock. See "Use of Proceeds."

                                                           AS OF MARCH 29, 2002
                                                          ACTUAL     AS ADJUSTED
                                                         --------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents                                $  1,761
Working capital (8)                                        10,468
Total assets                                               25,577
Current liabilities                                        11,586
Long-term obligations                                      12,175         --
Redeemable preferred stock                                 17,140         --
Stockholders' equity (deficit)(9)                         (15,324)

-----------
(1) Cost of revenues and Other operating expenses for the three months ended March 29, 2002 include non cash stock-based compensation expenses of $52 and $311, respectively.
(2) Management fees incurred during the years ended December 31, 1997, 1998 and 1999 were related to management services provided by TGE Group Limited. Management fees incurred beginning January 2000 were paid to Castle Harlan, Inc. as compensation for management and financial advisory services provided by it. Management fees to Castle Harlan, Inc. are paid pursuant to a financial advisory services agreement, which we intend to terminate in connection with this offering.
(3) Net of tax provision (benefit) of $1,809, ($534), $67 and $29 in 1997, 1998, 1999, and 2000, respectively.
(4) Cash dividends were declared in December 1999 prior to, and in connection with, our recapitalization. No cash dividends were declared for the other periods presented.
(5) We assume that as part of the offering, we will issue shares of common stock and will use the proceeds to redeem and pay accrued dividends on our outstanding preferred stock not converted into common stock and repay the balance of our term loan facility. The "As Adjusted" data gives effect to these transactions.
(6) EBITDA, as defined, is income from operations before depreciation, management fees and non cash stock-based compensation expense. EBITDA is not a measure of financial performance under generally accepted accounting principles, or GAAP. EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA should not be construed as an indicator of a company's operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income (loss), cash flows from operations or cash flow data prepared in accordance with GAAP. We have presented an EBITDA amount in this prospectus solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP. The calculation for EBITDA, as defined, is as shown below:

                                                                                                                           TWELVE
                                                                                                                           MONTHS
                                                                                                    THREE MONTHS ENDED      ENDED
                                                         YEAR ENDED DECEMBER 31,                    MARCH 30,  MARCH 29,   MARCH 29,
                                       -------------------------------------------------------     ----------  ---------   ---------
                                         1997        1998        1999        2000        2001        2001        2002        2002
                                       -------     -------     -------     -------     -------     -------     -------     -------
Income from operations                 $   505     $ 2,868     $ 5,192     $ 5,217     $ 5,022     $    24     $ 5,954     $10,952

Plus
  Depreciation                             104         191         114         163         863         301         265         827
  Management fees                          181         258         300         440         488         110         150         528
  Non cash stock-based
    compensation expense                  --          --          --          --          --          --           363         363
                                       -------     -------     -------     -------     -------     -------     -------     -------
EBITDA, as defined                     $   790     $ 3,317     $ 5,606     $ 5,820     $ 6,373     $   435     $ 6,732     $12,670
                                       =======     =======     =======     =======     =======     =======     =======     =======

(7) The Statements of Operations data for the twelve months ended March 29, 2002 is derived by subtracting the results for the three months ended March 30, 2001 from the results for the year ended December 31, 2001 and adding the results for the three months ended March 29, 2002.
(8) Working capital represents total current assets less total current liabilities.
(9) Our stockholders' equity was reduced by certain transactions in connection with our recapitalization. See Note 8 to "Selected Consolidated Financial Data".

                                  RISK FACTORS

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE UNAWARE OF, OR THAT WE CURRENTLY DEEM IMMATERIAL, ALSO MAY BECOME IMPORTANT FACTORS THAT AFFECT US.

     IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT.

                 RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

WE DEPEND ON ORDERS FROM UNITED STATES AND FOREIGN GOVERNMENTAL AGENCIES AND IF THESE AGENCIES FAIL TO CONTINUE PURCHASING OUR PRODUCTS, IT COULD SUBSTANTIALLY HARM OUR BUSINESS.

     Substantially all of the customers for our current products and our products under development have been or are expected to be public agencies or quasi-public agencies, such as the United States Department of Transportation (including the Federal Aviation Administration (the FAA) and the TSA) and airport authorities, the State Department, the United States military, domestic and foreign customs agencies, law enforcement agencies and correctional facilities. United States government agencies accounted for approximately 64% of our net revenue in 2001 and 75% in 2000, while no other single customer exceeded 10% of our net revenue in either year. The funding of government programs for explosives and illegal drugs detection systems depends upon government policies, which may fluctuate from time to time in response to political and other factors, including the perception of the threat of terrorist activity. We cannot be certain whether or when funds will be appropriated or allocated to or by any United States or other government agencies for the purchase of trace detection systems.

     In the past, a significant portion of our net revenues was generated from orders placed by a division of the FAA. That division has recently been integrated into the TSA. The TSA is considering the purchase of a large number of trace detection instruments to screen checked baggage at airports and has requested bidding information from us regarding such equipment. However, we can give no assurance as to whether or when the TSA will purchase these instruments or if they will purchase a significant number from us.


WE WOULD BE ADVERSELY AFFECTED IF WE LOST, AND WERE UNABLE TO REPLACE, A MAJOR CUSTOMER.

     Each fiscal year, a small number of customers has generated a significant portion of our net revenues. During the year ended December 31, 2001, net revenues from our three largest customers, the FAA, the State Department and the United States Customs Service, were approximately $7.8 million, $2.4 million and $1.9 million, or 24%, 7% and 6%, respectively, of our net revenues. During the year ended December 31, 2000, net revenues from our three largest customers, the State Department, the FAA and Securair Technologies (our former agent in Hong
Kong), were approximately $14.6 million, $3.2 million, and $0.7 million, or 55%, 12% and 3%, respectively, of our net revenues. If we were to lose, or experience a significant reduction in demand from, any of our major customers without replacing that demand, our business, financial condition and results of operations could be harmed.

     We expect that we will continue to depend on a limited number of customers placing orders for significant numbers of our products. The identity of our principal customers, and their importance to our net revenues, are likely to vary significantly from one period to the next. We cannot be certain about the timing or size of future orders, if any, by potential customers, so our results could vary widely between periods. If at any time and for any reason our order flow diminishes, our business, financial condition and results of operations could be materially adversely affected.

THE SALES CYCLE FOR OUR PRODUCTS IS LENGTHY, AND WE MAY EXPEND A SIGNIFICANT AMOUNT OF EFFORT TO OBTAIN SALES ORDERS AND NOT RECEIVE THEM.

     The sales cycle of our products is often lengthy due to the protracted testing and approval process that typically precedes the purchase of our products by potential customers and the time required to manufacture and install our products. Typically, a significant amount of time may elapse while a potential customer evaluates our products. Another significant period of time may elapse while the customer performs on-site testing of our products before deciding whether to purchase a significant number of units. Additionally, more time may elapse while the potential customer endeavors to obtain funding, places orders and accepts delivery of our products. During the sales cycle we expend substantial funds and management resources but recognize no immediate net revenues from such efforts. Our failure to obtain sales orders from customers after expending substantial funds and management resources trying to obtain orders may have a material adverse effect on our business, financial condition and results of operations.

OUR PAST OPERATING RESULTS HAVE BEEN, AND OUR FUTURE OPERATING RESULTS WILL BE, SUBJECT TO FLUCTUATIONS.

     Our past operating results have been, and our future operating results will be, subject to fluctuations resulting from a number of factors, including:

     o    the timing and size of orders from, and shipments to, major customers;

     o    budgeting and purchasing cycles of our customers;

     o delays in product shipments caused by customer requirements or the inability of customers to accept shipments;

     o the timing and market acceptance of enhancements or new products introduced by us or our competitors;

     o changes in our pricing policies, or those of our competitors or suppliers;

     o    our mix of sales between domestic and international customers;

     o    the availability of manufacturing capacity; and

     o    fluctuations in general economic conditions.

     As a result of these and other factors, our results for quarterly and annual periods may vary significantly. We cannot assure you that our results for any period are or will be indicative of the results we expect or will achieve for any other period. If we fail to meet market expectations in any quarter, the trading price of our stock may decline.

IF WE ARE UNABLE TO DEVELOP AND INTRODUCE NEW PRODUCTS OR ENHANCEMENTS IN A TIMELY MANNER IN RESPONSE TO CHANGING MARKET CONDITIONS OR CUSTOMER REQUIREMENTS, OUR BUSINESS COULD BE MATERIALLY AND ADVERSELY AFFECTED.

     Our success depends upon our ability to continue to enhance our products, develop or acquire new detection technology and new products, keep pace with evolving industry standards and respond to changing customer requirements. If we are unable to accomplish these goals in a timely manner, our business, financial condition and results of operations could be materially and adversely affected.

     Our future success will depend, in part, on gaining technical approval and market acceptance for our EntryScan(3) walk-through portal detection system. The EntryScan(3) is currently undergoing acceptance testing by the TSA. Obtaining TSA acceptance is a prerequisite to wide deployment in United States airports, which we believe is one of the principal potential markets for this product. We are not certain how long it will take to gain that acceptance, or if we will gain that acceptance at all. Our future success will also be affected by market acceptance of our other recently, or soon to be, introduced products. We cannot assure you that we will be successful in selling these products or any other new products that we may introduce.

OUR BUSINESS IS COMPETITIVE.

     We principally compete with other producers of trace detection equipment, including Barringer Technologies Inc., Thermo Detection Inc., Scintrex Trace Corp. and Syagen Technologies, Inc., some of which have significantly greater financial, marketing or other resources than we have. Principal competitive factors include sensitivity (the ability of an instrument to detect small amounts of a targeted substance), selectivity (the ability of an instrument to identify the presence of a targeted substance), reliability, false alarm rate, customer service, price, marketing, ease of use and speed of analysis. We cannot assure you that we will be able to continue to compete successfully with our competitors or be able to compete with new market entrants or in new markets that may develop.

     To a limited extent we compete for government expenditures in certain applications with equipment manufacturers utilizing other types of detection technologies, including quadrupole resonance, enhanced x-ray, computed tomography (CT) and other bulk detection technologies.

     From time to time, we or our present or potential competitors may introduce new products, capabilities or technologies that have the potential to replace, shorten the life spans of, or render obsolete our existing products, which may cause customers to delay or cancel existing or future orders for our products. Additional competing technologies may be developed and new competitors may enter our markets. Our failure to develop improvements or otherwise successfully compete in our markets could have a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS COULD BE HARMED IF OUR INTELLECTUAL PROPERTY IS NOT PROPERLY PROTECTED.

     The core technology upon which all of our principal current products have been based received patents beginning in the mid 1990's in the United States and in several other countries. Our continued success may depend on our ability to obtain patent protection for the improvements and new technologies that we have recently developed or are presently developing. We have filed several patent applications in the United States and abroad, but there can be no assurance that any of these pending patent applications will result in an issued patent, or that if patents do issue, such patents will provide meaningful protection against competitive technologies. We may have to rely on judicial enforcement to protect our patents. Although a presumption of validity exists with respect to any patent issued to us in the United States, we cannot assure you that the claims allowed under any patents held by us will be sufficiently broad to protect our technology against competition from third parties with similar technologies or products. In addition, we cannot assure you that any patents issued to us will not be challenged, invalidated, circumvented or rendered unenforceable, or that the rights granted under these patents will provide competitive advantages to us. Moreover, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

     We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Although we have taken measures to protect our trade secrets and know-how, there can be no assurances that others will not obtain knowledge of our trade secrets and know-how.

     Litigation may be necessary to enforce our proprietary rights or defend against claims of intellectual property infringement, misappropriation or other claims, which could be expensive and could have a material adverse effect on our business, financial condition, results of operations or cash flows. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our intellectual property.

THIRD PARTIES HAVE CLAIMED AND, IN THE FUTURE MAY CLAIM, THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS.

     Our industry is highly competitive and has participants who own, or claim to own, intellectual property which may be related to explosives and illegal drugs trace detection or other aspects of our business. From time to time, a third party may claim that we infringe such third party's intellectual property rights. In such event, we will undertake a review to determine what, if any, actions we should take with respect to such claim. Any claim, whether or not with merit, could be time consuming to evaluate, result in costly litigation, cause product shipment delays or stoppages or require us to enter into licensing agreements that may require the payment of a license fee and/or royalties to the owner of the intellectual property. Such licensing agreements, if required, may not be available on royalty or other licensing terms acceptable to us.

     A complaint was recently filed against us and our subsidiary, Ion Track Instruments, LLC, for patent infringement, alleging that the EntryScan(3) is infringing two patents exclusively licensed to one of our competitors. The plaintiffs have alleged money damages but have not specified a dollar amount, and are seeking an injunction against "continued infringement" of the patents at issue. The plaintiffs initially moved for a preliminary injunction but have since withdrawn that motion. We have filed our response asserting that the EntryScan(3) does not infringe these patents and entered a counterclaim and a motion for expedited trial. Although we strongly deny the allegations in the complaint and we intend to vigorously contest this suit, we can give no assurances that we will prevail. If we are enjoined from selling EntryScan(3) units as a result of this suit, or if we are ordered to pay substantial damages and expenses, our business, financial condition and results of operations could be materially and adversely affected.

WE COULD BE EXPOSED TO PRODUCTS LIABILITY AND OTHER LEGAL CLAIMS IN EXCESS OF AVAILABLE INSURANCE COVERAGE.

     Our business exposes us to potential litigation risks inherent in the manufacture and sale of trace detection products. No trace detection products, including ours, can detect explosives and illegal drugs under all circumstances. Further, our products could fail to perform as designed for reasons outside of our control, including operator error, improper installation and inadequate maintenance of the units by our customers. In the event our equipment fails to detect explosives or illegal drugs for any reason, we could be subject to claims including products liability, negligence, breach of contract and fraud. We could also be subject to statutory damage claims by governmental entities.

     If such claims are brought against us, the cost of defending those claims and paying any resulting damage awards could be significant and could result in liabilities for which we will not be reimbursed by our insurance coverage. Since March 2002, we have had insurance in the maximum amount of $27 million per occurrence for product liability and other claims, a reduction from our previous coverage of $52 million per occurrence. Our umbrella liability insurance policy, which provides $25 million of such insurance coverage, does not cover damages arising as a result of terrorism. Although we have not made any claims under these policies, since September 11, 2001, our insurance rates have increased dramatically, reflecting changes in the insurance market. We cannot be certain that our insurance is sufficient to cover any damage awards that we may incur or that our current insurance can be maintained. We have not been able to obtain additional insurance coverage, and do not know whether in the future additional coverage could be obtained on acceptable terms, if at all.

GOVERNMENTAL AGENCIES HAVE SPECIAL CONTRACTING REQUIREMENTS THAT CREATE ADDITIONAL RISKS.

     In contracting with United States and foreign federal, state and local agencies, we are subject to governmental contract requirements that vary from jurisdiction to jurisdiction. Future sales to such public agencies will depend, in part, on our ability to meet public agency contract requirements, certain of which may be difficult for us to satisfy.

     United States government contracts typically contain terms and conditions that may significantly increase our costs of doing business. These provisions include, among others, special accounting practices and the required adoption of certain socioeconomic policies. These contracts may be subject to modifications by the government at its sole discretion, such as a reduction in the scope of a contract. As a government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not. Any United States government agency's concerns over our performance under a contract or any pending litigation with the government may lead to a suspension or debarment which could prevent us from receiving new government contracts, any form of government assistance or government subcontracts for a period of up to three years. Such a suspension or debarment may result from the action of a single government agency based on our violations or suspected violations of laws or regulations.

     A United States government agency may also generally terminate its contracts with us either for its convenience or if we default by failing to perform in accordance with the contract schedule and terms or by failing to provide the government, upon request, with adequate assurances of future performance. Termination for convenience provisions generally enable us to recover only our costs incurred and committed, and settlement expenses and profit on the work completed prior to termination.

     In addition, we may have to enter into a competitive bidding process to obtain some government contracts. Even if we were awarded such a contract, the bidding for such contract may be protested by the losing bidders, which may result in substantial delays or cancellation of the awarded contract.

     As a government contractor, we are subject to greater scrutiny through periodic audits. Based on the results of its audits, the government may adjust our contract payments due to our failure to follow agreed upon accounting practices and collect interest for any overpayments. Although adjustments arising from government audits and reviews have not harmed our business in the past, future audits and reviews could cause adverse effects.

     Our contracts with foreign governments and their agencies may contain similar or other onerous provisions.

WE DEPEND ON KEY MANAGEMENT AND MAY NOT BE ABLE TO RETAIN THOSE EMPLOYEES.

    We believe that our future depends, in part, on the continued services of our senior management team. Losing the services of one or more members of our management team could adversely affect our business and our expansion efforts. We maintain key person life insurance policies for three members of our senior management.

OUR INTERNATIONAL SALES SUBJECT US TO RISKS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

    We market our products to customers outside of the United States and, accordingly, we are exposed to the risks of international business operations, including:

     o    unexpected changes in foreign regulatory requirements;

     o uncertain ability to protect and utilize our intellectual property in foreign jurisdictions;

     o    possible foreign currency controls;

     o    currency exchange rate fluctuations or devaluations;

     o    tariffs or other barriers; and

     o    potentially negative tax consequences.

     We cannot predict whether, or to what extent, the United States or any other country will implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products in the future. There can be no assurance that any of these factors will not have a material adverse effect on our business, financial condition and results of operations.

     A portion of our revenue, expenses, assets and liabilities is denominated in foreign currencies, predominantly in pounds sterling. As a result, we are exposed to exchange rate risk. We generally do not hedge our foreign exchange exposure. There can be no assurance that we will not experience material losses in the future as a result of currency fluctuations.

GROWTH OF OUR INTERNATIONAL SALES IS LIMITED BY THE NEED TO OBTAIN EXPORT LICENSES.

     All of our explosives detection products are currently subject to the United States International Traffic in Arms Regulations (ITAR) under the United States Arms Export Control Act. Our products configured to detect only illegal drugs are not subject to the ITAR but are subject to regulation by the Department of Commerce. The ITAR regulations authorize the President of the United States to control the export of "defense articles." Among other things, these regulations restrict the export of defense articles and related technical data unless an export license is issued by the State Department. In addition, these regulations impose certain administrative requirements including registration and record keeping requirements. Violations of the ITAR may result in criminal and civil fines for corporations or individuals and debarment of offenders from export of defense articles.

     Under the ITAR, we must obtain an export license from the State Department for each export of explosives detection products. The State Department maintains lists of countries to which certain products, including ours, may not be exported. Growth in our international sales may be hindered by the State Department's refusal to grant us export licenses to ship our products to certain countries. Additionally, our international sales may also be hindered by the lead time that is sometimes involved in obtaining a license from the State Department.

     We are currently appealing the determination that all of our explosives detection products are subject to the ITAR, on the basis that these products should instead be regulated under the Export Administration Act and the Department of Commerce's Export Administration Regulations (EAR). These regulations prohibit the export, and re-export, of certain goods, software and technologies to specific foreign countries or require exporters to obtain export licenses from the Commerce Department for the export of such items. Generally, we expect that we could obtain export licenses for our products more easily under the EAR than under the ITAR. We cannot be certain that we will be successful on our appeal, so we may remain subject to the ITAR. Our product exports were subject to the EAR until June 2001.

WE RELY ON SUPPLIERS AND CONTRACT MANUFACTURERS AND WOULD BE ADVERSELY AFFECTED IF THEY WERE UNABLE TO SATISFY OUR PRODUCTION REQUIREMENTS.

     We currently rely on two contract manufacturers to produce all but certain proprietary parts of our major products and we rely on a variety of suppliers for the components used in our products. If for any reason our suppliers or manufacturers were unable or unwilling to meet our production expectations (in terms of price, quantity or quality), we could be adversely affected until we were able to make alternative manufacturing arrangements. If any potential customer is not satisfied that we have access to sufficient manufacturing capacity, or if we fail to deliver our products to customers on a timely basis, we may not receive future orders from that customer.

WE MAY EXPERIENCE DIFFICULTIES IN MANAGING POSSIBLE FUTURE GROWTH.

     In the event we receive orders for large numbers of trace detectors, we may need to increase rapidly our manufacturing output, our customer service function and related business activities. Rapid growth may place a strain on our managerial, financial and other resources.

WE MAY SEEK TO GROW BY ACQUISITION, WHICH COULD SUBJECT US TO SUBSTANTIAL RISKS, INCLUDING THE FAILURE TO SUCCESSFULLY INTEGRATE AN ACQUIRED BUSINESS.

     As part of our growth strategy, we may expand our business by pursuing selected acquisitions of technologies and companies that offer complementary products, services, technologies or market access. Our ability to grow by acquisition depends upon the availability of acquisition candidates at reasonable prices and our ability to obtain acquisition financing on acceptable terms. Future acquisitions by us could result in dilutive issuance of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets, any of which could harm our business. Acquisitions entail numerous risks, including:

     o difficulties in the assimilation of acquired operations, technologies and products;

     o    diversion of management's attention from other business concerns;

     o risks of entering markets in which we have no or limited prior experience; and

     o    potential loss of key employees of acquired organizations.

     The process of integrating supply and distribution channels, computer and accounting systems and other aspects of operations, while managing a larger entity, may present a significant challenge to our management. We may not be able to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future. In such case, the anticipated benefits of a business combination would not be fully realized, and the failure of such efforts could harm our business.

                         RISKS RELATED TO THIS OFFERING

YOU WILL EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION IN THE BOOK VALUE PER SHARE.

     If you purchase our common stock in this offering, you will incur immediate dilution, which means that:

     o you will pay a price per share that substantially exceeds the per share book value of our assets immediately following the offering after subtracting our liabilities, and

     o    the purchasers in the offering will have contributed      % of the
          total amount of net book value but will own only      % of our
          outstanding shares.


WE CANNOT GUARANTEE THAT A TRADING MARKET WILL DEVELOP OR BE MAINTAINED FOR OUR COMMON STOCK.

     Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become, or whether it will be maintained. The initial public offering price was determined by negotiation between the representative of the underwriters and us and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained, you may be unable to sell the shares of common stock purchased in this offering at an acceptable price or at all.

VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT STOCKHOLDERS.

     The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:

     o    federal and state budget changes;

     o    regulatory or legislative changes;

     o    additional terrorist activities;

     o    United States or international policy changes;

     o    competition; and

     o    introduction of new and/or improved technologies.

     All of these factors are beyond our control and may cause the market price of our common stock to decrease regardless of our performance.

     Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. In addition, the stock market in general has been highly volatile recently. We cannot assure you that our stock will trade at the same levels as the stock of other similar companies or that the market in general will sustain its current prices.

WE MAY ALLOCATE OUR NET PROCEEDS FROM THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.

     Our business plan is general in nature and is subject to change based upon changing conditions and opportunities. Our management has significant
flexibility in applying approximately $      million of the total $      million
in net proceeds we expect to receive in this offering. Because this portion of our net proceeds is not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds, and you and other stockholders may not agree with our decisions. See "Use of Proceeds" for a more detailed description of how management intends to apply the proceeds from this offering.

THE SALE OR AVAILABILITY FOR SALE OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE.

     In connection with this offering, we, our officers and directors and substantially all of our stockholders and option holders have agreed not to sell or transfer any shares of common stock (other than those being sold in this offering) for 180 days after completion of this offering without Deutsche Bank Securities Inc.'s consent. However, Deutsche Bank Securities Inc. may release these shares from these restrictions at any time. In evaluating whether to grant such a request, Deutsche Bank Securities Inc. may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

     Based on shares outstanding as of                 , 2002,        shares of
common stock may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

CERTAIN OF OUR EXISTING STOCKHOLDERS WILL CONTINUE TO CONTROL US AFTER THIS OFFERING, AND THEY MAY MAKE DECISIONS WITH WHICH YOU DISAGREE.

     After this offering, our existing stockholders will beneficially hold
approximately      % of our outstanding common stock, or approximately      % if
the underwriters' over-allotment option is exercised in full. Our executive officers and directors as a group, Castle Harlan Partners and their respective
affiliates will beneficially hold approximately      % of our outstanding common
stock after this offering, including currently exercisable stock options, or
     % if the over-allotment option is fully exercised. Consequently, our existing stockholders will continue to control us after this offering is completed, and our officers and directors and Castle Harlan Partners will continue to be significant holders. Through their voting power, these persons may make decisions regarding us with which you disagree.

     Further, Castle Harlan Partners, TGE Group Limited, members of management and certain of our other existing stockholders are party to a shareholders agreement with us. Under the agreement, all of the shareholders have agreed to vote their shares to ensure that our board of directors will consist of up to ten members and that (i) Castle Harlan Partners may designate up to eight of such members, (ii) certain management shareholders may designate one board member and (ii) TGE Group Limited may designate one member, provided, in the case of (ii) and (iii), that certain minimum shareholding levels are satisfied. As a result of this agreement, Castle Harlan Partners has the ability to control the composition of our board of directors.

     It may be difficult for a third party to acquire our company, which could inhibit stockholders from realizing a premium on their stock price.

     Concurrently with the consummation of this offering, we intend to amend and restate our certificate of incorporation and our by-laws. Delaware corporate law, state laws to which we are subject and our amended and restated certificate of incorporation and by-laws will contain provisions that could have the effect of delaying, deferring, or preventing a change in control of us, even if a change of control would be beneficial to our existing stockholders. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     o a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

     o    prohibition of stockholders action by written consent; and

     o advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are often accompanied by words such as "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," and similar expressions. These statements include, without limitation, statements about the strength of future demand for our trace detection products; the level of future government funding for trace detection products; government policies affecting the demand for and use of our products; alternative technologies and their effect on the demand for our products; the ability of our research and development team to introduce successful innovations; market acceptance of the EntryScan(3), StreetLab or any of our other recently or soon to be introduced products; the outcome of any litigation we are involved in or other claims against us; the ability of our suppliers and contract manufacturers to meet our production requirements; and other statements about our market opportunity, our growth strategy, competition, expected activities and future investments and the adequacy of our resources. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Our actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing operating expenses. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, the factors discussed under the heading "Risk Factors" in this prospectus. Should one or more of these risks and uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements after the date of this prospectus, even though our situation will change in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

                                 USE OF PROCEEDS

     We estimate that we will receive net proceeds from our sale of the shares
of common stock in this offering of $      million, based on the initial public
offering price of $      per share and after deducting underwriting discounts
and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

     The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate future access to public debt and equity markets. As of the date of this prospectus, we have no specific plans to use the net proceeds from this offering other than as set forth below.

     We intend to use the net proceeds of this offering as follows:

     o    approximately $      million to redeem all outstanding shares of our
          Series A Preferred Stock, Series B Preferred Stock and 458 shares of our Series C Preferred Stock;

     o    approximately $      million to repay the balance of our senior credit
          facility; as of                    , 2002, $      million was
          outstanding under the facility; and

     o    the balance of approximately $      million for general corporate
          purposes.

     Our Series A Preferred Stock is mandatorily redeemable by us for $1.00 per share plus accrued but unpaid dividends upon 10 days notice to the Series A holders. Otherwise, the Series A Preferred Stock is redeemable at the option of the holders of at least 51% of the issued and outstanding Series A Preferred shares upon the consummation of certain events, including this offering. Dividends accrue on our Series A Preferred Stock whether or not declared. Holders of our Series A Preferred Stock have no voting rights. Our Series A Preferred Stock is not convertible into common stock.

     Our Series B Preferred Stock is mandatorily redeemable by us for $1,000 per share plus accrued but unpaid dividends upon 10 days notice to the Series B holders. Otherwise, the Series B Preferred Stock is redeemable at the option of the holders of at least 51% of the issued and outstanding Series B Preferred shares upon at least 30 days notice. Dividends accrue on our Series B Preferred Stock whether or not declared. Holders of our Series B Preferred Stock have no voting rights. Our Series B Preferred Stock is not convertible into common stock.

     Subject to the rights of holders to convert their shares and accrued but unpaid dividends into shares of common stock at any time (including at any time prior to a scheduled redemption), our Series C Preferred Stock is mandatorily redeemable by us for $1,000 per share plus accrued but unpaid dividends upon 10 days notice to the Series C holders. Otherwise, the Series C Preferred Stock is redeemable at the option of the holders of at least 51% of the issued and outstanding Series C Preferred shares upon at least 30 days notice. Each share of Series C Preferred Stock and accrued but unpaid dividends is convertible, at any time at the option of the holder, into such number of shares of common stock as is equal to dividing the original issuance price and the amount of such dividends by the conversion price then in effect. Dividends accrue on our Series C Preferred Stock whether or not declared. Holders of our Series C Preferred Stock have voting rights equal to the number of shares of common stock into which their shares of Series C Preferred Stock and accrued but unpaid dividends are convertible and may vote together as a single class with holders of common stock on all matters submitted to the vote of holders of shares of common stock, except where voting as a separate class is required by law. We expect to enter into an agreement with the holders of the Series C Preferred Stock pursuant to which we will redeem 458 shares of our Series C Preferred Stock and convert 20 shares of our Series C Preferred Stock into 11,976 shares of common stock.

     Our senior credit facility that we intend to repay with proceeds from the offering accrues interest at variable rates based on the prime rate and LIBOR. The senior credit facility has two parts: a senior revolving credit facility that matures on January 24, 2005 and a senior term loan facility that matures on January 24, 2006. We established this facility in January 2000 in connection with our recapitalization.

     We have not determined the amount of net proceeds to be used specifically for general corporate purposes, other than the uses described above. Pending any such uses, we intend to invest the net proceeds in short-term investment grade securities or certificates of deposit.

                                 DIVIDEND POLICY

     On December 30, 1999, in connection with our recapitalization, we declared cash dividends totaling $7.4 million to TGE Group Limited, which were paid in January 2000. We did not otherwise declare or pay any dividends for the years ended December 31, 2000 and December 31, 2001 or for the first fiscal quarter of 2002. Our existing senior credit facility places certain restrictions on our ability to pay cash dividends. Additionally, our shareholders agreement and the terms of our preferred stock restrict us from paying dividends on our common stock for so long as we have preferred stock outstanding. We anticipate that we will retain all of our future earnings, if any, for the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition and results of operations.

                                 CAPITALIZATION

     This table presents our cash and cash equivalents and our capitalization as of March 29, 2002:

     o    On an actual basis; and

     o    As adjusted to reflect the sale of       shares of common stock in
          this offering at an initial public offering price of $      per share
          less underwriting discounts and commissions and estimated offering expenses payable by us, the conversion of 20 shares of Series C Preferred Stock into 11,976 Shares of Common Stock and the application of the net proceeds from that sale to:

          - effect the redemption of all of our Series A Preferred Stock, Series B Preferred Stock; and

          -    repay debt outstanding on our senior credit facility.

     You should read this table in conjunction with our financial statements and the notes to those statements and the other financial information included in this prospectus.

                                                                                                             AS OF MARCH 29, 2002
                                                                                                          --------------------------
                                                                                                            (DOLLARS IN THOUSANDS)
                                                                                                           ACTUAL        AS ADJUSTED
                                                                                                          ========         ========
Cash and cash equivalents .........................................................................       $  1,761         $
                                                                                                          ========         ========
Long-term debt(1) .................................................................................       $ 13,550             --
Redeemable preferred stock, 20,004,800 shares authorized and 10,460,136 shares issued and outstanding, actual; and no shares issued and
    outstanding, as adjusted ......................................................................         17,140             --
Stockholders' equity:
Common stock, 1,800,000 shares authorized and 852,339 shares issued and
    outstanding, actual; and       shares issued and outstanding,
    as adjusted (3) ...............................................................................              1
                                                                                                          --------         --------
    Accumulated deficit ...........................................................................       (15,340)(2)
                                                                                                          --------         --------
    Accumulated other comprehensive income ........................................................             15
                                                                                                          --------         --------
      Total stockholders' equity (deficit) ........................................................        (15,324)
                                                                                                          --------         --------
        Total capitalization ......................................................................       $ 15,366         $
                                                                                                          ========         ========

-----------
(1)  Includes current portion of long-term debt of $1,500.
(2) Our stockholders' equity was reduced by $7.4 million from our declaration of cash dividends in 1999, by $16.5 million in connection with the repurchase of our common stock from TGE Group Limited in 2000 and by $1.8 million as a result of business dispositions and acquisitions with TGE Group Limited in 2000, each in connection with our recapitalization in January 2000.
(3)  Does not give effect to the        for-1 stock split that we will effect
     immediately prior to the consummation of this offering.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of common stock after this offering.

     Our pro forma net tangible book value as of                  , 2002, was
$      million, or $      per share of common stock. Pro forma net tangible book
value per share represents the amount of total tangible assets less total liabilities (including our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock), divided by the pro forma number of shares of common stock outstanding. After giving effect to our sale of shares of common
stock in this offering at an initial public offering price of $      per share,
the redemption of our Series A Preferred Stock, Series B Preferred Stock and 458 shares of our Series C Preferred Stock, and the conversion of 20 shares of our Series C Preferred Stock into 11,976 shares of common stock, our pro forma net
tangible book value as of                    , 2002 would have been $
million, or $      per share of common stock. This represents an immediate
increase in pro forma net tangible book value of $      per share to our
existing stockholders and an immediate dilution in pro forma net tangible book
value of $      per share to new investors purchasing shares in this offering.

     "Dilution per share" represents the difference between the price per share to be paid by new investors and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share ...........................................                       $
Pro forma net tangible book value per share as of                      , 2002 .....    $
Increase per share attributable to this offering ..................................
Pro forma as adjusted net tangible book value per share
    after this offering ...........................................................
Dilution per share to new investors ...............................................                       $

     The following table summarizes on a pro forma basis as of
                , 2002, the number of shares of stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, based upon an initial public offering price
of $       per share for shares purchased in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses:

                             SHARES PURCHASED   TOTAL CONSIDERATION     AVERAGE
                             ----------------   --------------------   PRICE PER
                             AMOUNT   PERCENT     AMOUNT     PERCENT     SHARE
                             ------   -------     ------     -------   ---------
Existing stockholders ......     --       --%     $   --         --%     $  --
New Investors ..............     --       --          --         --         --
                              -----    ------     ------      ------
Total ......................     --    100.0%     $   --      100.0%        --
                              =====    ======     ======      ======

     The above discussion and tables assume no exercise of stock options after June 11, 2002.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of, and for each of the years in the five year period ended December 31, 2001, have been derived from our consolidated financial statements. The financial data under the caption "statements of operations data" for the years ended December 31, 1999, 2000 and 2001 and "balance sheet data" at December 31, 1999, 2000 and 2001 are derived from financial statements audited by Deloitte & Touche LLP. The audited consolidated financial statements included elsewhere in this prospectus include our balance sheets as of December 31, 2000 and 2001 and the results of our operations for each of the three years in the period ended December 31, 2001. The statements of operations data for the years ended December 31, 1997 and 1998 and the balance sheet data at December 31, 1997 and 1998 have been derived from our unaudited consolidated financial statements. The statements of operations data for the three-month periods ended March 30, 2001 and March 29, 2002 and the balance sheet data at March 29, 2002 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Such unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial information in accordance with accounting principles generally accepted in the United States of America. The selected consolidated financial data for the twelve months ended March 29, 2002 is derived from our financial statements for the year ended December 31, 2001 and the three months ended March 30, 2001 and March 29, 2002. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

     We completed a recapitalization transaction in January 2000 that resulted in the repurchase of a significant number of shares of outstanding common stock, the issuance of preferred stock, the incurrence of debt under our term loan facility and revolving credit facility, and the divestiture of two businesses (see Note 2 to our audited consolidated financial statements). In addition, the selected consolidated financial data for 1997 and 1998 includes the operating results of a subsidiary in an unrelated business until the distribution of this business to our former parent company in April 1998. The consolidated financial data for the years ended December 31, 1997, 1998, 1999, and 2000, include, as discontinued operations, the results of the businesses that were divested.

                                                                                                                           TWELVE
                                                                                                   THREE MONTHS ENDED      MONTHS
                                                         YEAR ENDED DECEMBER 31,                   MARCH 30,  MARCH 29,    ENDED
                                       --------------------------------------------------------    ---------  ---------    MARCH 29,
                                          1997        1998       1999        2000        2001         2001       2002      2002 (6)
                                       --------    --------    --------    --------    --------    --------    --------    --------
                                                          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENTS OF
  OPERATIONS DATA:
Net revenues                             $8,031     $12,414     $21,818     $26,496     $32,890      $5,104     $20,489     $48,275
Costs of revenues (1)                     3,730       5,659      11,324      12,701      17,077       2,118      10,098      25,057
                                       --------    --------    --------    --------    --------    --------    --------    --------
  Gross margin                            4,301       6,755      10,494      13,795      15,813       2,986      10,391      23,218
Operating expenses:
Management fees--
  related parties (2)                       181         258         300         440         488         110         150         528
Other operating
  expenses (1)                            3,615       3,629       5,002       8,138      10,303       2,852       4,287      11,738
                                       --------    --------    --------    --------    --------    --------    --------    --------
  Income from operations                    505       2,868       5,192       5,217       5,022          24       5,954      10,952
Interest expense                           (740)       (564)       (355)     (1,434)     (1,355)       (395)       (227)     (1,187)
Recapitalization expenses                  --          --          --        (2,641)       --          --          --          --
Other income (expenses)                     (42)        (38)         (5)        119          21          32           1         (10)
                                       --------    --------    --------    --------    --------    --------    --------    --------
  Income (loss) from
    continuing operations
    before income taxes                    (277)      2,266       4,832       1,261       3,688        (339)      5,728       9,755
Provision (benefit) for
  income taxes                             (150)      1,520       1,543       1,227       1,417        (130)      2,284       3,831
                                       --------    --------    --------    --------    --------    --------    --------    --------
Income (loss) from
  continuing operations                    (127)        746       3,289          34       2,271        (209)      3,444       5,924
Income (loss) from
  discontinued
  operations (3)                          1,310        (263)        143          44        --          --          --          --
                                       --------    --------    --------    --------    --------    --------    --------    --------
Net income (loss)                         1,183         483       3,432          78       2,271        (209)      3,444       5,924

                                                                                                                          TWELVE
                                                                                                  THREE MONTHS ENDED      MONTHS
                                                 YEAR ENDED DECEMBER 31,                        MARCH 30,    MARCH 29,     ENDED
                              --------------------------------------------------------------   ----------   ----------    MARCH 29,
                                  1997        1998         1999         2000         2001         2001         2002       2002 (6)
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Accretion of preferred stoc         --           --           --     $   (1,038)  $   (1,764)  $     (279)  $     (389)  $   (1,874)
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)
  attributable to common
  stockholders                $    1,183   $      483   $    3,432   $     (960)  $      507   $     (488)  $    3,055   $    4,050
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========


EARNINGS (LOSS) PER
  COMMON SHARE:
BASIC:
Income (loss) from
  continuing operations       $    (0.01)  $     0.08   $     0.33   $    (0.77)  $     0.60   $    (0.58)  $     3.59   $     4.80
Income (loss) from
  discontinued operations           0.13        (0.03)        0.01         0.03         --           --           --           --
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)             $     0.12   $     0.05   $     0.34   $    (0.74)  $     0.60   $    (0.58)  $     3.59   $     4.80
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========
DILUTED:
Income (loss) from
  continuing operations       $    (0.01)  $     0.08   $     0.33   $    (0.77)  $     0.60   $    (0.58)  $     2.64   $     4.54
Income (loss) from
  discontinued operations           0.13        (0.03)        0.01         0.03         --           --           --           --
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)             $     0.12   $     0.05   $     0.34   $    (0.74)  $     0.60   $    (0.58)  $     2.64   $     4.54
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

Weighted average shares
  outstanding -- basic        10,000,000   10,000,000   10,000,000    1,293,482      843,308      840,599      850,666      843,939
Weighted average shares
  outstanding -- diluted      10,000,000   10,000,000   10,000,000    1,293,482      849,666      840,599    1,162,222    1,004,666
Cash dividends declared
  per common share (4)                                  $    0.74

OTHER DATA:
EBITDA, as defined (5)        $      790   $    3,317   $    5,606   $    5,820   $    6,373   $      435   $    6,732   $   12,670
Depreciation                         104          191          114          163          863          301          265          827

                                                                           AS OF DECEMBER 31,
                                                    ------------------------------------------------------------------     MARCH 29,
                                                     1997          1998         1999            2000           2001           2002
                                                   -------       -------       -------       --------       --------       ---------
                                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents                          $ 1,242       $   141       $ 1,148       $    802       $    274       $  1,761
Working capital (deficit) (7)                        1,501         1,705        (2,825)         1,972          5,943         10,468
Total assets                                        12,003        10,757        14,514         10,416         19,645         25,577
Current liabilities                                  2,454         3,225        10,972          5,889         10,355         11,586
Long-term obligations                                8,260         5,260         5,260         12,850         11,407         12,175
Redeemable preferred stock                            --            --            --           11,413         16,663         17,140
Stockholders' equity (deficit) (8)                   1,289         2,272        (1,718)       (19,736)       (18,780)       (15,324)

-----------
(1) Cost of revenues and Other operating expenses for the three months ended March 29, 2002 include non cash stock-based compensation expenses of $52 and $311, respectively.
(2) Management fees incurred during the years ended December 31, 1997, 1998 and 1999 were related to management services provided by TGE Group Limited. Management fees incurred beginning January 2000 were paid to Castle Harlan, Inc. as compensation for management and financial advisory services provided by it. Management fees to Castle Harlan, Inc. are paid pursuant to a financial advisory services agreement, which we intend to terminate in connection with this offering.
(3) Net of tax provision (benefit) of $1,809, ($534), $67 and $29 in 1997, 1998, 1999 and 2000, respectively.
(4) Cash dividends were declared in December 1999 prior to, and in connection with, our recapitalization. No cash dividends were declared for the other periods presented.
(5) EBITDA, as defined, is income from operations before depreciation, management fees and non cash stock-based compensation expense. EBITDA is not a measure of financial performance under GAAP. EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA should not be construed as an indicator of a company's operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income (loss), cash flows from operations or cash flow data prepared in accordance with GAAP. We have presented an EBITDA amount in this prospectus solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP. The calculation for EBITDA, as defined, is as shown below:

                                                                                                                            TWELVE
                                                                                                     THREE MONTHS ENDED,    MONTHS
                                                          YEAR ENDED DECEMBER 31,                    MARCH 30,  MARCH 29,    ENDED
                                            ----------------------------------------------------     ---------  ---------  MARCH 29,
                                            1997       1998        1999        2000        2001         2001       2002       2002
                                            ----      ------      ------      ------      ------      ------      ------     -------
                                                                   (DOLLARS IN THOUSANDS)

Income from operations                      $505      $2,868      $5,192      $5,217      $5,022      $   24      $5,954     $10,952

Plus
  Depreciation                               104         191         114         163         863         301         265         827
  Management fees                            181         258         300         440         488         110         150         528
  Non cash stock-based
    compensation expense                    --          --          --          --          --          --           363         363
                                            ----      ------      ------       -----      ------      ------      ------     -------
EBITDA, as defined                          $790      $3,317      $5,606      $5,820      $6,373      $  435      $6,732     $12,670
                                            ====      ======      ======      ======      ======      ======      ======     =======

(6) The Statements of Operations data for the twelve months ended March 29, 2002 is derived by subtracting the results for the three months ended March 30, 2001 from the results for the year ended December 31, 2001 and adding the results for the three months ended March 29, 2002.
(7) Working capital represents total current assets less total current liabilities.
(8) Our Stockholders' equity was significantly reduced by transactions related to our recapitalization in 1999 and 2000. In 1999, our stockholders' equity was reduced from the declaration of cash dividends of $7.4 million in connection with the recapitalization, offset by net income of $3.4 million. The reduction in our stockholders' equity in 2000 primarily reflected the consummation of the recapitalization and the related repurchase of our common stock in 2000 from TGE Group Limited, resulting in a reduction in stockholders' equity of $16.5 million. This transaction was accounted for as a treasury stock transaction. The net distribution to TGE Group Limited as a result of business dispositions and acquisitions with TGE Group Limited or its affiliates prior to the consummation of the recapitalization resulted in a further reduction to stockholders' equity of $1.8 million in 2000. Stockholders' equity was increased in 2000 by $1.2 million from new issuances of common stock and our net income and reduced by $1.0 million related to the accretion of the outstanding preferred stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements based upon current expectations of future events and our future financial performance and therefore involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors," "Forward-Looking Statements," "Business" and elsewhere in this prospectus.

OVERVIEW

     We are the leading provider of high performance instruments used to detect trace amounts of targeted explosives and illegal drugs. Our products are used around the world to protect people, high-threat facilities, public venues, vehicles, aircraft, ships and equipment against terrorist attacks using explosives. Our products are also used to detect and deter trafficking of illegal drugs. The principal markets for our products include high-threat facilities protection, aviation security, customs and border protection, military force protection and law enforcement and corrections.

     Our net revenues have risen rapidly during the past three years as we have introduced new products and as a series of attacks on United States and other targets has heightened concern over the threat of terrorist action. Our net revenues rose 21% in 2000 and 24% in 2001. Our net revenues in the first quarter of 2002 increased by 301% over the first quarter of 2001, in part as our customers accelerated the implementation of security measures following the September 11, 2001 attacks in New York and Washington, D.C. We believe that many current and potential customers are still developing their responses to the September 11 attacks, and are likely to require additional trace detection products.

     Although we sell our products to a broad base of customers in diverse markets, our net revenues were highly concentrated during each of the past three years. This was reflected in the concentration of sales to our ten largest customers, which accounted for 80%, 78% and 62% of net revenues during 1999, 2000 and 2001, respectively. Our largest customer during those three years was the State Department, which accounted for 42%, 55% and 7% of our net revenues during 1999, 2000 and 2001, respectively. These sales were principally in connection with a State Department program, now substantially completed, to enhance security at embassies and related facilities abroad. Although the State Department continues to be a customer, we do not expect the State Department will in the near future place orders with us of a magnitude similar to those we received in 1999 and 2000. Our second largest customer during the past three years was the FAA, which accounted for 12%, 12% and 24% of our net revenues during 1999, 2000 and 2001, respectively. The FAA orders were principally related to its program to increase security at airport security checkpoints by screening carry-on baggage and passengers for explosives. We continued to receive orders from the FAA and the newly formed TSA during the first quarter of 2002 under their existing contract with us. Further, the TSA, which has assumed the FAA's responsibility for airport security, has announced that it will deploy 4,700 or more explosives trace detection machines for use at United States commercial airports. Based on the limited information available, we expect a substantial portion of those machines would be installed in 2002, as the TSA is under a Congressional mandate to ensure that by the end of this year, all baggage checked at United States commercial airports is screened for explosives.

     We recently received a $14.0 million order from the United States Navy for 609 VaporTracer(2) units with delivery over the period from June 2002 through July 2003. This order was placed pursuant to the United States Navy's decision to award us a fixed-price, indefinite-delivery/indefinite-quantity contract. The maximum amount of the contract will be approximately $36.0 million. The contract was awarded to us on May 14, 2002 following extensive field trials against competing products and a competitive bidding process.

     Our results for 2002 may be materially affected by our success in securing large orders from the TSA or other customers. However, we do not know whether or when the TSA or any other potential customer will decide to purchase any of our trace detection products. If we were to receive large orders, we might face new challenges, such as the need to increase our production significantly. However, if we do not receive large orders from key customers, we may be unable to achieve our sales forecasts. We expect that our results will continue to vary from quarter to quarter depending on, among other things, the timing and size of orders from, and shipments to, major customers. For example, we expect that our net revenues for the three month period ending June 28, 2002 will be lower than our net revenues from the three month period ended March 29, 2002, but higher than our net revenues for the three month period ended June 29, 2001. Additionally, we expect our backlog on June 28, 2002 will be significantly higher than it was on March 29, 2002.

     We generate revenue principally from the sale of trace detection instruments and the sale of consumable products, service and parts. For the years ended December 31, 1999, 2000 and 2001, net revenue from instrument sales accounted for 83%, 80% and 82% of total net revenues, respectively. Instrument sales generate follow-on demand for consumable products, parts and service required to operate and maintain the instruments in use. As our installed base of instruments has grown, so has our revenue from consumable products, services and parts. The size and content of consumables sales is dependent on the type of instruments in use and the extent of their use, which varies from market to market. Service revenue consists of installation and training, service contracts and billable service.

     We recognize instrument revenues when delivery of the product occurs, persuasive evidence of an arrangement exists, the price is fixed or determinable and there is reasonable assurance of the collection of the sale proceeds. We provide for potential returns and allowances and estimated warranty costs at the time revenue is recognized. Revenue for service and maintenance agreements is recognized ratably over the service period, usually 12 months.

     Our gross profit is calculated after deducting from net revenue the cost of materials used in manufacture (including purchases from our contract manufacturers), direct labor, manufacturing overhead, and the cost of services.

     Sales and marketing expenses include payroll costs and commissions paid to sales and marketing employees and agents, allocation of general facility expenses, travel, advertising and sales promotion.

     General and administrative expenses include expenses associated with the finance and accounting, human resources and information technology functions and general management costs.

     Research and development costs include costs associated with developing advances in our current technology for use in current and future products and costs incurred to obtain and maintain our intellectual property. All such costs are expensed as incurred.

     Our consolidated financial statements include all consolidated subsidiaries, including our wholly-owned subsidiary Ion Track Instruments, LLC, which holds most of our assets, and the results of two businesses (Delta F Corporation and Qualitek) that we divested in January 2000. Delta F and Qualitek were not strategic to our business and are classified as discontinued operations in the consolidated financial statements until the sale of these businesses in January 2000.

ACCRETION OF PREFERRED STOCK

     The rights of holders of outstanding shares of all shares of our preferred stock allow redemption under certain situations that are outside of our control. Accordingly, the outstanding preferred stock has been classified in our consolidated balance sheets outside of permanent equity. The preferred stock was recorded at its fair value at issuance and each security is adjusted to its redemption amount at each balance sheet date. The redemption amount increases each period as a result of the cumulative dividend feature of the preferred stock and the adjustment to the redemption amount is recognized as accretion of preferred stock in the consolidated statements of operations and consolidated statements of stockholders' equity. Given the absence of retained earnings, the accretion of preferred stock is charged against additional paid-in capital until fully depleted and then to accumulated deficit. Each share of Series C Preferred Stock is convertible at the option of the holder into such number of shares of common stock as is determined by dividing the original issuance price by the conversion price then in effect. We allocated $473,000 to the beneficial conversion feature which was recorded as a reduction in Series C Preferred Stock and offset as additional paid-in capital. As a result of recognizing the Series C Preferred Stock at its redemption value as of each balance sheet date, the discount related to the beneficial conversion feature was eliminated as of December 31, 2001, with an offsetting charge to additional paid-in capital and accumulated deficit. The total accretion of preferred stock has been deducted from net income (loss) to derive the net income (loss) attributable to common stockholders.


RECAPITALIZATION

     On December 23, 1999, we entered into a Recapitalization and Stock Purchase Agreement with Castle Harlan Partners, four members of senior management (Anthony Jenkins, Andrew Hawes, William McGann and Paul Eisenbraun) and TGE Group Limited (then our sole stockholder), which provided for our recapitalization. Prior to the repurchase and sale of our common stock as part of the closing of the recapitalization, we entered into the following transactions with TGE Group Limited, entities controlled by TGE Group Limited, or TGE Group Limited stockholders:

     o We sold Delta F Corporation, our wholly-owned subsidiary, to a company owned by stockholders of TGE Group Limited, and sold the net assets of our Qualitek operating division to a wholly-owned subsidiary of TGE Group Limited. The carrying value of the net assets sold exceeded the gross cash proceeds received by $1.2 million.

     o We acquired from a company wholly-owned by TGE Group Limited an operating division in our primary line of business for $1.1 million. The purchase price exceeded the carrying value of the assets by $568,000.

     o    We declared cash dividends totaling $7.4 million to TGE Group Limited.

     Since these transactions occurred among entities under common control, the historical carrying value of the transferred assets was used as the basis of accounting for the transactions. Accordingly, we recorded the net differences between the carrying value of assets transferred and net cash received or paid ($1.8 million) as a reduction in stockholders' equity in our consolidated financial statements during the year ended December 31, 2000.

     The stock repurchase and sale transaction entered into pursuant to the recapitalization were consummated in January 2000. As part of the recapitalization (giving effect to a subsequent 100,000-for-1 stock split), we:

     o repurchased approximately 9,850,542 shares of the 10,000,000 outstanding shares of common stock held by TGE Group Limited for approximately $16.5 million;

     o issued and sold approximately 28,023 shares of common stock for $46,875 to each of the four members of management (for a total of 112,092 shares and $187,500); and

     o issued and sold approximately 485,739 shares of common stock for $812,500 and 10,200,000 shares of Series A Preferred Stock for $10.2 million to Castle Harlan Partners.

     Immediately after the recapitalization, Castle Harlan Partners, TGE Group Limited and the four members of senior management collectively owned 65%, 20% and 15%, respectively, of our outstanding common stock. Due to the significant continuing equity interest of TGE Group Limited in us, the recapitalization has been accounted for as a leveraged recapitalization and our repurchase of our shares of common stock held by TGE Group Limited has been accounted for as a treasury stock transaction, reducing stockholders' equity by $16.5 million. No adjustments to the historical carrying value of our assets or liabilities were reflected as a result of these transactions in the accompanying consolidated financial statements.

     Concurrently with these transactions, we entered into a $15.5 million senior term loan facility and a $4.5 million senior revolving credit facility with a bank. We used $15.5 million of proceeds from the senior term loan facility and $1.9 million of the senior revolving credit facility to partially finance the transaction.

     In connection with the recapitalization, we entered into a financial advisory services agreement with Castle Harlan, Inc. pursuant to which we pay Castle Harlan, Inc. management fees in return for management and financial advisory services. In 2001, we recognized a total of $488,000 of expenses related to this agreement. We intend to terminate this agreement prior to the completion of this offering. A restructuring, transaction and advisory fee of $2.0 million will be paid to Castle Harlan, Inc. if this offering is completed, which will be charged to expense as incurred.

RESULTS OF OPERATIONS

     COMPARISON OF THE THREE MONTHS ENDED MARCH 30, 2001 AND THREE MONTHS ENDED MARCH 29, 2002

     NET REVENUES. Net revenues increased by $15.4 million, or 301%, from $5.1 million in the three months ended March 30, 2001 to $20.5 million in the three months ended March 29, 2002. The increase in net revenue principally reflects an increase in instrument sales of $13.4 million, or 345%. During the three months ended March 29, 2002, we delivered products to fulfill several large orders, including from the TSA, United States Customs Service, Consulate General of Japan, Brazilian Post Office and Korean Airport Authority. Net revenues from consumable products, services and parts increased by $1.8 million or 158% as a result of increased overall installed instrument base.

     GROSS PROFIT. Gross profit increased by $7.4 million, or 248%, from $3.0 million in the three months ended March 30, 2001 to $10.4 million in the three months ended March 29, 2002, representing 59% and 51% of net revenues, respectively. The gross margin percentage in the three months ended March 30, 2001 was higher than historical gross margins principally due to premium pricing achieved on certain contracts delivered in this period. For the three months ended March 29, 2002, cost of revenues included a non-cash stock-based compensation charge of $52,000. See "STOCK-BASED COMPENSATION CHARGES" discussed below.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses increased $519,000, or 31%, from $1.7 million in the three months ended March 30, 2001 to $2.2 million in the three months ended March 29, 2002, representing 33% and 11% of net revenues, respectively. The total increase primarily reflects higher personnel costs in support of greater sales activity and increases in general marketing costs. As a percentage of net revenues, sales and marketing expenses decreased as higher sales volume for the three months ended March 29, 2002 did not require a corresponding increase in expenses.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $770,000, or 111%, from $693,000 in the three months ended March 30, 2001 to $1.5 million in the three months ended March 29, 2002, representing 14% and 7% of net revenues, respectively. As a percentage of net revenues, general and administrative expenses decreased as higher sales volume for the three months ended March 29, 2002 did not require a corresponding increase in expenses. Excluding a non-cash stock-based compensation charge of $311,000 (see "STOCK-BASED COMPENSATION CHARGES" discussed below), the increase was $459,000 in the three months ended March 29, 2002. The increase in these expenses primarily reflects increases in insurance premiums, legal costs related to action taken to appeal the International Traffic in Arms Regulations ruling (described in "BUSINESS - GOVERNMENT REGULATION") and increases in personnel costs.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased by $146,000, or 31%, from $476,000 in the three months ended March 30, 2001 to $622,000 in the three months ended March 29, 2002, representing 9% and 3% of net revenues, respectively. The increase principally reflects increased personnel costs.

     MANAGEMENT FEES. Management fees increased by $40,000 from $110,000 in the three months ended March 30, 2001 to $150,000 in the three months ended March 29, 2002.

     INTEREST EXPENSE. Interest expense decreased by $168,000, or 43%, from $395,000 to $227,000 in the three months ended March 30, 2001 and March 29, 2002, respectively. The decrease is due to a lower level of borrowings for three months ended March 29, 2002 and lower interest rates.

     PROVISION FOR INCOME TAXES. The provision for income taxes for the three months ended March 30, 2001 and March 29, 2002 represents our estimated annual effective tax rate for the respective periods.

     STOCK-BASED COMPENSATION CHARGES. In January 2002, we issued to a newly appointed director to our board of directors 7,473 shares of common stock for $12,500. As the estimated fair value of the common stock upon issuance exceeded the gross proceeds, we recognized $311,000 as stock compensation during the three months ended March 29, 2002. This non-cash stock compensation charge is included in general and administrative expenses in the consolidated statement of operations.

     In February 2002, we issued to an employee options to purchase 15,000 shares of common stock with an exercise price of $1.67 per share. The options vest over a two-year period. The total compensation charge for the award was $624,000 and will be recognized on a straight-line basis over the two-year vesting period. We have recognized stock compensation costs of $52,000 in cost of revenue for the three months ended March 29, 2002. The remaining unrecognized stock compensation charge of $572,000 will be recognized on a straight-line basis through February 2004.

     On June 11, 2002, we granted stock options to certain executives to purchase an aggregate of 75,096 shares of common stock at a price of $100.47 per share (the Performance Options) pursuant to their employment agreements with us. Additionally, we granted an additional 24,904 Performance Options to certain other employees. The Performance Options became vested and exercisable with respect to 50% of the underlying shares of common stock (the option shares) on the date they were granted. They will become vested and exercisable with respect to an additional 25% of the option shares on January 25, 2003 and January 25, 2004, respectively.

     COMPARISON OF THE YEARS 2001 AND 2000

     NET REVENUES. Net revenues increased by $6.4 million, or 24%, from $26.5 million in the year ended December 31, 2000 to $32.9 million for the year ended December 31, 2001. Net revenues in 2001 reflected an increase in instrument sales of $5.7 million, or 27%, primarily because of higher sales of the VaporTracer(2), which was in its first full year of production. These increases were partially offset by lower prices reflecting volume discounts, product mix, competitive bidding and other factors. Net revenues from consumable products, services and parts increased by $672,000 or 14% as a result of increased overall installed instrument base.

     GROSS PROFIT. Gross profit increased by $2.0 million, or 15%, from $13.8 million in the year ended December 31, 2000 to $15.8 million in the year ended December 31, 2001, but as a percentage of net revenue fell from 52% in the year ended December 31, 2000 to 48% in the year ended December 31, 2001. The reduction in gross margin percentage principally reflected a change in instrument product mix favoring the VaporTracer(2). In addition, production costs increased in the year ended December 31, 2001 at a faster rate than net revenues, reflecting investment in production and engineering capacity and quality control.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by $1.6 million, or 37%, from $4.4 million in the year ended December 31, 2000 to $6.0 million in the year ended December 31, 2001, representing 16% and 18% of net revenue, respectively. In the sales and marketing department, we created an application engineering department to build a relationship between customers and our product development organization. We also continued to build a presence in Hong Kong, mainland Europe, the Washington D.C. area, and other parts of the United States by adding sales and support personnel to our field offices in these places.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $470,000, or 22%, from $2.1 million in the year ended December 31, 2000 to $2.6 million in the year ended December 31, 2001, representing 8% of net revenues in both years. The increase in expenses reflected increases in payroll costs and general corporate expenses.

     RESEARCH AND DEVELOPMENT. Research and development expenses were $1.7 million in the years ended December 31, 2000 and 2001, representing 6% and 5% of net revenues, respectively. Significant investment was made in the year ended December 31, 2000 in finalizing development of the EntryScan(3), the VaporTracer(2) and the Itemiser(3). Research and development labor was increased in the year ended December 31, 2001 as we undertook a greater number of projects, but other expenses decreased, including costs of supplies related to development projects, which offset the higher labor costs.

     MANAGEMENT FEES. Management fees were $440,000 and $488,000 in the years ended December 31, 2000 and 2001, respectively. In each year, these expenses related to compensation for management and financial advisory services provided by Castle Harlan, Inc.

     INTEREST EXPENSE. Interest expense decreased from $1.43 million in the year ended December 31, 2000 to $1.36 million in the year ended December 31, 2001. The decrease is due to a reduction in the average level of debt outstanding during the year ended December 31, 2001, and also to lower interest rates.

     RECAPITALIZATION EXPENSES. All expenses relating to the recapitalization, totaling $2.6 million, were immediately recognized. No such expenses were incurred in 2001.

     PROVISION FOR INCOME TAXES. The provision for income taxes in the year ended December 31, 2000 was 97% of income from continuing operations before income taxes. This compares to 38% in the year ended December 31, 2001. The high percentage provision for the year ended December 31, 2000 was due to the costs of the recapitalization that were recognized for financial reporting purposes but were not an allowable deduction for tax purposes.


     COMPARISON OF THE YEARS 2000 AND 1999

     NET REVENUES. Net revenues in the year ended December 31, 2000 increased by $4.7 million, or 21%, to $26.5 million from $21.8 million in the year ended December 31, 1999. The increase in revenues primarily reflects an increase of instrument sales of $2.9 million, or 16%, partly offset by lower average prices. The increase in instrument revenues primarily relates to higher level of Itemiser(2) sales. Net revenue from consumable products, services and parts increased by $2.1 million, or 77%, reflecting increases in the installed instrument base.

     GROSS PROFIT. Gross profit improved by $3.3 million, or 31%, from $10.5 million in the year ended December 31, 1999 to $13.8 million in the year ended December 31, 2000. As a percentage of net revenues, gross profits improved from 48% in the year ended December 31, 1999 to 52% in the year ended December 31, 2000. The improved margin as a percentage of sales primarily reflects increased margins in consumable products, services and parts, and a reduction in overhead spending as a percentage of net revenues.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by $1.9 million, or 72%, from $2.5 million in the year ended December 31, 1999 to $4.4 million in the year ended December 31, 2000, representing 12% and 16% of net revenue, respectively. The increase in expenditures reflects investments we made to expand our sales and marketing infrastructure. We began operations from our Hong Kong and Washington D.C. sales offices during 2000.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $666,000, or 46%, from $1.5 million in the year ended December 31, 1999 to $2.1 million in the year ended December 31, 2000, representing 7% and 8% of net revenues, respectively. The increase primarily reflects an increase in insurance and personnel costs.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased by $650,000 from $1.0 million for the year ended December 31, 1999 to $1.7 million in the year ended December 31, 2000, representing 5% and 6% of net revenues, respectively. Significant investment was made in 2000 in finalizing development of the EntryScan(3), the VaporTracer(2) and the Itemiser(3). Research and development expenditure also increased in 2000 as we built a stronger research capability and added development teams to accelerate the pace of product development.

     MANAGEMENT FEES. Management fees were $300,000 and $440,000 in the years ended December 31, 1999 and 2000, respectively. The management fees in 1999 were paid to TGE Group Limited and in 2000 were paid to Castle Harlan, Inc., as compensation for management and financial advisory services provided by each of them.

     INTEREST EXPENSE. Interest expense was increased by $1.1 million in the year ended December 31, 2000, from $355,000 in the year ended December 31, 1999 to $1.4 million in the year ended December 31, 2000. The increase is attributable to the incremental debt issued as part of our recapitalization in January 2000.

     RECAPITALIZATION EXPENSES. All expenses relating to the recapitalization in January 2000, totaling $2.6 million, were immediately recognized. No such expenses were incurred in 1999.

     PROVISION FOR INCOME TAXES. For the year ended December 31, 1999, provision for income taxes represented 32% of income from continuing operations before income taxes. This compares to 97% in the year ended December 31, 2000. The high percentage provision for the year ended December 31, 2000 was due to the costs of the recapitalization that were recognized for financial reporting purposes but were not an allowable deduction for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

     During the past three years, our principal sources of liquidity have been proceeds from our credit facility and from the issuance of preferred and common stock.

     In January 2000, we entered into a Senior Revolving Credit and Term Loan Agreement with a bank that provided for a senior revolving credit facility and a senior term loan facility (together, the credit facility). All of our assets have been pledged as security under the credit facility. We borrowed $15.5 million under the term loan. The term loan is repayable in 24 quarterly installments, which commenced on March 31, 2000. As of March 29, 2002, we had $11.8 million outstanding under the term loan. The credit facility requires additional prepayments of the term loan under certain conditions, including a payment of excess cash flow, as defined, if leverage ratios exceed stipulated values. We expect to permanently repay all amounts due under this term loan with a portion of the proceeds from this offering. When the principal amounts outstanding are repaid, the associated deferred financing cost, totaling $540,000 as of March 29, 2002, will be immediately expensed.

     Under the provisions of the senior revolving credit facility, we may borrow up to the lesser of $4.5 million and an amount based upon a percentage of eligible accounts receivable. All amounts outstanding under the senior revolving credit facility are due and payable on its maturity date, January 24, 2005. As of March 29, 2002, we had $1.8 million of outstanding principal indebtedness and $2.0 million available under the senior revolving credit facility. We will repay all amounts then outstanding under the senior revolving credit facility with a portion of the proceeds from this offering. After the completion of this offering, we plan to maintain a revolving credit facility to meet our working capital needs as they arise.

     Our consolidated working capital was $2.0 million, $5.9 million, and $10.5 million as of December 31, 2000, December 31, 2001 and March 29, 2002, respectively. The increase in working capital on each date primarily reflects net changes in accounts receivable, accounts payable and accrued expenses, and other assets associated with the increase in general business activity for the applicable periods.

     Our operating activities from continuing operations used net cash of $545,000 and $675,000 in the years ended December 31, 2000 and 2001, respectively. The net cash used in operating activities in the year ended December 31, 2001 was primarily the result of increases in accounts receivable offsetting higher net earnings and other increases in payable and accrued liabilities associated with the increase in business activity at the end of 2001.

     Our operating activities used net cash of $309,000 and provided net cash of $906,000 in the three months ended March 30, 2001 and March 29, 2002, respectively. The $309,000 net cash used in operations during the three months ended March 30, 2001 primarily reflects general increases in working capital. The $906,000 net cash provided by operating activities for the three months ended March 29, 2002 is the result of our net income, partially offset by changes in working capital accounts.

     Our investing activities used net cash of $603,000 and $2.0 million in the years ended December 31, 2000 and 2001, respectively. The cash was used to purchase machinery and equipment in support of additional employees and to provide additional demonstration equipment to support the growth of our business.

     Our investing activities used net cash of $605,000 and $319,000 in the three months ended March 30, 2001 and March 29, 2002, respectively. The cash was used to support added growth in the business through the purchase of machinery and equipment, including capitalized demonstration equipment.

     Our financing activities provided net cash of $343,000 and $2.2 million in the years ended December 31, 2000 and 2001, respectively. Net cash provided by financing activities of $343,000 in the year ended December 31, 2000 was the net result of the recapitalization and associated transactions. Net cash provided by financing activities of $2.2 million in the year ended December 31, 2001 was the result of the proceeds provided by the sale of our Series B and Series C preferred stock and increases in utilization of our senior revolving credit facility, net of scheduled repayments of our long-term debt.

     Net cash provided by financing activities was $542,000 and $900,000 in the three months ended March 30, 2001 and March 29, 2002, respectively, and was primarily the result of net proceeds from borrowings on our senior revolving credit facility in both periods.

     Any significant increase in orders for our products will increase working capital requirements as large orders require outlays to suppliers, including vendors for contract manufactured parts. We must therefore manage cash flow such that adequate liquidity will exist to fund the expansion of orders and production requirements. Many of our customer contracts provide for payment deferral until after installation and on-site acceptance by the customer. This has, at times, resulted in significant increases in our working capital requirements and, in the second quarter of 2001, required us to amend certain financial covenants under our senior credit facility with which we were no longer in compliance. To provide additional working capital in September 2001, Castle Harlan Partners purchased 3,522 shares of our Series B Preferred Stock and 478 shares of our Series C Preferred Stock from us for a total consideration of $4.0 million.

     We have recently negotiated terms with a major customer that provides for payment of a significant portion of the total invoice upon factory acceptance, which will ease our working capital requirements with respect to orders from that customer. We have also received a $7.5 million order from the TSA, $3.8 million of which is allocated to purchase components which require advanced ordering. We expect to be able to meet our future working capital and investment needs from cash flows from operations, a revolving credit facility and our net proceeds from this offering.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE AND ADOPTION OF ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires derivatives to be recorded on the balance sheet at fair value.

     During 2000, we entered into two interest rate agreements with a bank that were accounted for using settlement accounting. We entered into an interest rate swap agreement with a notional amount of $1.8 million in which we pay interest at a fixed rate of 8.5% per annum and receive interest payments based upon LIBOR. We also entered into an interest rate cap agreement with a notional amount of $6.2 million in which we receive a payment if LIBOR exceeds 8.5% per annum. Both the interest rate swap and interest rate cap agreements expire in April 2003. We entered into these agreements as an economic hedge of our cash flow risk related to payments due under our credit facility, which are based upon variable interest rates. No new interest rate agreements were entered into during 2001.

     Upon adoption of SFAS No. 133 on January 1, 2001, we recorded a cumulative effect of accounting change to record the outstanding interest rate agreements at fair value as required by SFAS No. 133. As the interest rate agreements were previously designated and effective as an accounting hedge of our variable rate interest obligations, the effect of the change has been recognized in accumulated other comprehensive income. Recognition of the fair value of the interest rate agreements as of January 1, 2001 resulted in a loss of $70,000, net of deferred tax benefits of $43,000. The deferred loss upon adoption of SFAS No. 133 is being amortized to interest expense over the remaining period of the interest rate agreements on a straight-line basis. The amortization for the three months ended March 30, 2001 and March 29, 2002 was $5,000 and $8,000, net of deferred tax benefits of $3,000 and $5,000, respectively. Hedge accounting is not being applied subsequent to the date of initial application of SFAS No. 133. The fair value of our interest rate agreements is recorded in other long-term liabilities in the consolidated balance sheets and the change in fair value is recognized in interest expense in the consolidated statements of operations.

     We calculate the fair value of financial instruments using quoted market prices, whenever available. When quoted market prices are not available for financial instruments, such as swaps and interest rate caps, we use standard pricing models, which take into account the present value of estimated future cash flows.

OTHER RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and prohibits the use of the pooling-of-interests method. SFAS No. 142 eliminates the amortization of goodwill and certain other intangibles and instead subjects these assets to periodic impairment assessments. SFAS No. 142 is effective immediately for all goodwill and certain other intangible assets acquired after June 30, 2001. The statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, " and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 specifies accounting for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards.

     We adopted SFAS No. 142 and SFAS No. 144 on January 1, 2002 and this adoption did not have an impact on our consolidated financial position or results of operations.


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

CRITICAL ACCOUNTING POLICIES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of net revenues and expenses during the reporting period. Actual results could differ from those estimates. Our senior management has discussed the development and selection of the critical accounting estimates with our board of directors. No material changes to the estimate process have occurred in the last three years and actual results have been consistent with our estimates. Our critical accounting policies include the following:

     REVENUE RECOGNITION

     Net revenues are recognized when delivery of the product occurs, persuasive evidence of an arrangement exists, the price is fixed or determinable and there is reasonable assurance of the collection of the sale proceeds. For contracts that contain customer acceptance provisions, revenue is deferred until acceptance provisions are met through formal customer acceptance or by demonstrating that the delivered products or services meet all of the specified criteria prior to final acceptance. We extensively test our products prior to shipment and also the TSA performs on-site factory acceptance of its instruments prior to shipment. For our standard products, we generally recognize revenue upon shipment given the extensive testing of the product to confirm that our instruments meet specified performance criteria prior to shipment. If our test procedures failed to identify performance issues with our instruments, revenue may be inappropriately recognized, expectations of sales returns may not represent reasonable estimates and we would be required to replace the non-compliant instruments in the subsequent accounting period. The reversal of revenue would negatively affect our gross margins and operating income consistent with our overall margins for instrument sales.

     WARRANTY ACCRUALS

     Our products have warranty provisions that generally extend 12 months from the date of purchase. A liability for the expected cost of warranty related claims is established when our instruments are sold. The amount of the warranty liability accrued reflects our estimate of the expected future costs of honoring our obligations under the warranty provisions. Our accrual for warranty obligations includes estimates of the costs of replacement parts and the associated cost of any required service. We have recorded estimated warranty accruals of $138,000 and $175,000 as of December 31, 2001 and March 29, 2002, respectively. If warranty costs increased from our prior experience, our estimated warranty costs and the applicable period end accrual would be correspondingly higher. Additional warranty costs would directly reduce operating income.

     PROVISION FOR INCOME TAXES

     Our provision for income taxes includes estimates of differences between the financial reporting and income tax bases of assets and liabilities, measured using enacted tax rates and laws expected to apply when such differences are settled or realized. The realization of deferred tax assets related to tax loss carryforwards depends on our ability to generate future taxable income in the applicable tax jurisdiction. As of December 31, 2001, we have recognized deferred tax assets of $281,000 related to the expected realization of tax loss carryforwards. If our projected future taxable income in the tax jurisdiction of the loss carryforward is not achieved, a corresponding increase in our provision for income taxes would result.


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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We have assets and obligations that are subject to market risk from changes in interest rates and currency exchange rates. We do not have any significant exposures to changes in commodity prices and other market factors such as equity prices.

     Our primary exposure to changes in interest rates relates to our outstanding indebtedness, which is $12.75 million as of December 31, 2001. Interest rates and therefore cash flows related to our outstanding debt are impacted by increases or decreases in base interest rates. We manage a portion of the cash flow exposure from changes in interest rates through our use of interest rate risk management instruments that serve as an economic hedge. These instruments have not been designated as hedges for accounting purposes. As of December 31, 2001, our current weighted average interest rate after consideration of the impact of the interest rate agreements is 5.6%. An increase in interest rates by 1% would increase annual interest expense by approximately $110,000 and our effective interest rate would increase to 6.5% based upon the outstanding debt as of December 31, 2001. The impact of a hypothetical 1% change in interest rates would not have a material effect as of March 29, 2002.

     The global nature of our business generates currency exchange rate exposure as we have assets, liabilities and cash flows in currencies other than the U.S. dollar. We manage currency risk by generally denominating sales contracts in the U.S. dollars. Our significant currency exposure is primarily related to sales denominated in pounds sterling. Approximately 9% of our net revenues were denominated pounds sterling in the year ended December 31, 2001. We do not actively manage currency risk as we do not expect the impact of normal fluctuation in exchange rates to materially impact the consolidated financial statements. If the level of our business denominated in foreign currencies increases, we may enter into transactions to hedge a portion of our exposure to changes in exchange rates.


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

                                    BUSINESS

OVERVIEW

     We are the leading provider of high performance instruments used to detect trace amounts of targeted explosives and illegal drugs. Our products are used worldwide to protect people, high-threat facilities, public venues, vehicles, aircraft, ships and equipment against terrorist attacks using explosives, and to detect and deter the trafficking of illegal drugs. The markets for our products include high-threat facilities protection, aviation security, customs and border protection, military force protection, law enforcement and corrections, as well as other security applications.

     Our trace detection products are deployed in many prominent centers of government, including the United States Capitol, the United Kingdom Houses of Parliament, the Kremlin, the Indian Parliament and the Great Hall of the People (People's Republic of China). Our equipment is deployed in many countries worldwide, including at approximately 150 airports, 220 United States embassies and consulates and 52 nuclear power facilities and has been used to protect the athletes and spectators at nearly all of the Olympic Games held in the past 20 years. Our customers include the United States Department of Transportation's Transportation Security Administration (TSA), the United States Department of State (the State Department), the United States Department of Defense, the United States Customs Service, the United States Federal Bureau of Investigation, the United States Drug Enforcement Administration, nuclear power facilities, state and federal correctional facilities, parcel and mail services and many foreign government agencies. During the period from January 1, 1999 through March 29, 2002, we generated approximately 25% of our aggregate net revenue from customers outside the United States.

     Our net revenues have grown at a compounded annual rate of 42% from 1997 through 2001, as we have introduced new products and as a series of attacks on the United States and other targets has heightened concern over the threat of terrorist action. The attacks on New York and Washington, D.C. on September 11, 2001 have triggered unprecedented responses by the United States and other governments with the goal of enhancing security for aviation, high-threat facilities, the military and other potential targets as well as improving border controls. Against this background, our net revenues for the first quarter of 2002 were 301% higher than in the comparable period in 2001. Approximately 32% of our total historical unit sales of ITMS detection products have been made within six months preceding March 29, 2002.

     We offer a broad range of trace detection devices, consisting of:

     o    the Itemiser, a desktop series;

     o    the VaporTracer, a portable, hand-held series; and

     o    the EntryScan, a walk-through portal.

     All of our principal trace detection products were introduced within the last six years, and each utilizes our patented ITMS technology. ITMS technology is capable of detecting minute particles or vapor emitted from targeted explosives and illegal drugs in quantities below one-billionth of a gram (one nanogram) and has been shown to provide approximately one hundred times greater ionization efficiency, a key factor of sensitivity (the ability to detect small amounts of a targeted substance), than the ion mobility spectrometry technology upon which the principal competing trace detection products are based. Additionally, we are currently developing a product called StreetLab, a portable substance identification system, based upon a technology known as Raman spectroscopy. See "Business - Products in Development - StreetLab."

     Our products are used by customers in several different markets. The chart below shows our estimate of the percentage of our net revenues generated from each of our markets based on our aggregate net revenues from January 1, 1999 through March 29, 2002. For the purposes of the chart below and other end-market data in this document, we have estimated the ultimate end-markets to which our international and United States agents and distributors have sold our products.

                OUR ESTIMATED AGGREGATE NET REVENUE BY END-MARKET
                     JANUARY 1, 1999 THROUGH MARCH 29, 2002

[PIE CHART REPRESENTED HERE]

Consumables, Service & Parts        18%
Aviation Security                   22%
Customs % Border Protection         10%
Military                             8%
High-Threat Facilities Protection   31%
Law Enforcement & Corrections        6%
Other Security                       5%

     The percentage of our net revenues generated by sales to any given end-market may vary significantly from quarter to quarter or year to year, reflecting the event driven nature of demand for our products, our lengthy sales cycle, the variability of our customer orders and other factors. For example, we estimate that net revenues in the high-threat facilities end-market were approximately 45%, 51%, 12% and 22% of our total net revenues for the years ended December 31, 1999, December 31, 2000, and December 31, 2001, and the three months ended March 29, 2002, respectively.

     We believe our key strengths include:

     o Performance advantages of our proprietary, patented ITMS detection technology, including the ability to detect targeted explosives and illegal drugs simultaneously;

     o    Reliable and easy to use products;

     o    Government testing and approval of most of our products;

     o    Strong research and development capability;

     o    Extensive industry experience;

     o    Broad base of diverse end-markets for our products;

     o Partnering with our customers from initial product development to after sales service; and

     o Access to manufacturing capacity enabling us to meet increases in demand.


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

INDUSTRY OVERVIEW

     Trace detection equipment is used to search for minute traces of targeted explosives and/or illegal drugs in order to detect the hidden presence or recent handling of such substances. Trace detection systems attempt to detect and identify traces of a targeted substance found on a sample obtained from an object or person. The presence of explosives or illegal drugs may be detected by vapors given off by the substance or residues left behind during handling. Modern trace detection products are capable of detecting and identifying both vapors and particulate residues with extreme sensitivity.

     Detection companies began supplying trace detection products, which detected explosives, in the late 1980's. The market began to develop when government researchers in the United States and Europe were satisfied that there was a positive link between trace particles of material and the presence of explosives or illegal drugs. This process became known as trace detection.

     Before 1995, we manufactured equipment that detected explosives largely in the vapor phase, but did not identify the specific explosive. In 1995, we developed a product that could both detect and identify targeted explosives and illegal drugs, based upon our patented ITMS technology.

     Customer awareness of the applications for trace detection, and increases in funding to acquire trace detection equipment, have predominantly been driven by growing concern over terrorism triggered by a series of terrorist attacks. These terrorist activities have included the bombing and destruction of Pan Am flight 103 in 1988, the 1993 World Trade Center bombing, the 1998 bombings of the United States embassies in Tanzania and Kenya and the 2000 terrorist attack on the U.S.S. Cole in Yemen. Apart from these incidents, increasing concern about illegal drug trafficking has also played a role in broadening the scope of the trace detection market.

     The terrorist attacks on September 11, 2001 have prompted an unprecedented response from governments and institutions worldwide to the threat of terrorism. We believe these events are creating material new demand for security hardware and services, including for trace detection products, across numerous end-markets. In response to the events of September 11, 2001, the United States government took unprecedented measures, including the following:

     o On September 14, 2001, Congress passed a $40.0 billion supplemental appropriation for fiscal 2002, approximately $10.6 billion of which was for homeland security;

     o On November 19, 2001, the ATSA was enacted, mandating 100% screening of checked baggage at United States commercial airports by the end of 2002. Additionally, a security fee of $2.50 per flight segment will be charged to all passengers of domestic and international flights originating at an airport in the United States for all tickets purchased on or after February 1, 2002, which will partially pay for the cost of providing Federal civil aviation security services;

     o President George W. Bush announced a proposed fiscal 2003 federal budget that includes a request for $37.7 billion for homeland security. These funds are appropriated, in part, as follows:

          o $4.8 billion to meet aviation security requirements, including financing the renewed commitment to staff federal air marshals on selected flights, hiring new federal airport security workers and the purchasing and installing of explosives detection equipment at United States airports;

          o $11.0 billion for border security, including $2.9 billion to the Coast Guard and $2.3 billion to United States Customs Service to increase security; and

          o $7.8 billion for the homeland-security related activities of the United States Department of Defense and intelligence community;

     o The proposed fiscal 2003 federal budget also includes a request for $1.3 billion for the State Department for embassy security, construction and maintenance;

     o The Port and Maritime Security Act of 2001 (passed in the Senate and waiting for the House to vote) mandates that all ports have a comprehensive security plan and would make available $703 million in grants to upgrade port security, hire new inspectors and agents and buy screening and detection equipment for United States Customs. It would also guarantee up to $3.3 billion in loans to upgrade security; and

     o The TSA has asked Congress for an additional $4.4 billion in supplemental funding to cover its first nine months of operation. The House Appropriations Committee has responded with an appropriation of approximately $3.9 billion to the TSA and the Senate is currently reviewing that appropriation. The TSA has a proposed fiscal budget of $4.8 billion for 2003. United States Transportation Secretary Norman
          Y. Mineta announced that the agency may purchase up to 1,100 explosives detection systems (EDS) instruments and up to 4,700 explosive trace detection instruments to fulfill the mandate to screen all bags by December 31, 2002.

     Outside of the United States there has also been an increased focus on aviation security and high-threat facilities protection. Even prior to the attacks on September 11, 2001, the European Civil Aviation Conference had mandated that all European airports be equipped to screen checked baggage by the end of 2002. In December 2001, the Canadian government passed the Anti-Terrorism Act and committed Cdn $7.7 billion over the next five years to combat terrorism, including Cdn $2.2 billion for the creation of the Canadian Air Transport Security Authority and the purchase of explosives detection equipment. In addition, to help fund these measures, the Canadian government recently passed legislation mandating that air travelers pay a Cdn $24 security charge per round trip ticket for travel between Canada's largest airports and to international destinations. Additionally, the TSA has an initiative to encourage all nations with direct flights to the United States to adopt security measures equal to those used by United States carriers.

     EXPLOSIVE DETECTION TECHNOLOGIES

     Several different technologies are used for explosives detection. Conventional x-ray and metal detection equipment are used in many applications, but are of limited effectiveness in addressing the increased need for aviation security and high-threat facilities protection. In recent years, more advanced technologies have been adapted and approved for explosives detection applications, each with its own inherent advantages and limitations. These technologies include:

     o trace detection technologies, such as ITMS and gas chromatography/chemi-luminescence, and

     o    bulk detection technologies, such as computed tomography (CT) systems.

     Trace detection technology is frequently deployed in applications where precise detection sensitivity is required, such as for screening people, packages, vehicles and carry-on baggage for explosive material. Trace detection is also used as a complement to bulk detection equipment to resolve threat alarms generated by this equipment. Trace detection products have the advantage of identifying targeted explosives with chemical specificity, rather than relying on visual or other similarities, which can result in a higher false alarm rate. Also, trace detection systems are typically more portable and generally less expensive than bulk detection systems.

     Bulk detection instruments, such as EDS, are used primarily in applications where a large number of items need to be checked at a high throughput rate, such as for screening checked baggage at a busy airport. Bulk detection instruments can be expensive to deploy (as much as $2.5 million for the instrument and associated installation costs), may require a great amount of space, are generally non-portable and may reject a large number of objects as potentially threatening due to perceived anomalies that are later determined not to be explosives.

OUR STRENGTHS

     The following key strengths contribute to our success:

     TECHNOLOGICAL ADVANTAGES. Our patented ITMS technology has been shown to have superior sensitivity than the technology on which principal competing ion mobility spectrometry products are based. Sensitivity is very important for the detection of plastic explosives and illegal drugs, many of which have extremely low vapor pressures. Our products have the ability to detect a number of plastic explosives that have been commonly used by terrorists, including certain plastic explosives in the vapor phase.

     We believe that the recent introduction of our Itemiser(3) product has given us another competitive advantage, as it is the only trace detector commercially available with the ability to detect and identify traces of targeted explosives and illegal drugs simultaneously with a single detector and one sample. The technology that permits this simultaneous dual-mode capability also gives our instrument the ability to more readily detect a wider range of substances. We are currently developing a new generation of our ITMS detector that may provide additional technological advantages. We believe that this new generation of ITMS detector, for which we have applied for several patents, may enable us to attain greater selectivity in the detection and identification of explosives and illegal drugs and may have applications in areas beyond physical security, such as medical diagnostics and process control.

     RELIABLE AND EASY TO USE PRODUCTS. Taking advantage of the sensitivity of our ITMS technology, our products incorporate a proprietary semi-permeable membrane, which excludes dirt, water vapor and certain atmospheric contaminants from our detection systems. This helps minimize downtime and allows our detection systems to be easily maintained. In addition, our system is easy for non-technical operators to use since our products perform each analysis automatically, without user intervention, and the output requires no interpretation.

     GOVERNMENT APPROVED PRODUCTS. Government agencies generally subject explosive and illegal drug detection products to extensive testing before accepting and purchasing them. Sometimes the trial process can take well in excess of a year. This creates a considerable barrier to entry for new products. Our Itemiser(2), Itemiser(3) and VaporTracer(2) have all been tested and approved for use by the TSA, the lead agency of the United States government for explosives detection. In addition, the United States Navy recently conducted military trials of the VaporTracer(2) against competing trace detection products for force protection. Based on the results of these tests, the United States Navy placed a significant order with us for VaporTracer(2) units. The EntryScan(3) is currently being tested by the TSA and the United States military for explosives detection applications and the United States Customs Service for illegal drug detection applications.

     STRONG RESEARCH AND DEVELOPMENT CAPABILITY. Our research and development team has an established track record of introducing new and improved products that meet or exceed our customer's requirements. We have achieved this by continually enhancing our ITMS-based detection system and incorporating improvements into new commercial offerings. Our products include: Itemiser(2), the first trace detector that could be quickly switched from detecting targeted explosives to detecting targeted illegal drugs; VaporTracer(2), the world's most sensitive hand-held vapor detection system; Itemiser(3), the only commercially available trace detector capable of simultaneously detecting targeted explosives and illegal drugs; and EntryScan(3), a walk-through portal capable of non-invasive detection of targeted explosives and illegal drugs concealed on individuals.

     To expand our capabilities beyond trace detection, we are developing a substance identification instrument through our StreetLab project. StreetLab, our first generation Raman spectroscopy-based product, can be used to identify a broad range of substances, including explosives and illegal drugs. We are also exploring the use of Raman spectroscopy in applications other than physical security, including substance screening and verification. See "Business -- Products in Development -- StreetLab."

     EXTENSIVE INDUSTRY EXPERIENCE. Our management team is led by senior executives who possess extensive experience in the field of trace detection, as well as technical expertise in several areas of science and engineering, including vapor detection and identification, gas chromatography, spectroscopy and mechanical engineering. Additionally, members of our management team have acquired extensive experience identifying and meeting the unique needs of government agencies, including product testing and approval procedures as well as procurement and contracting processes.

     DIVERSE END-MARKETS. Although most of our sales have been to the United States government, they have been distributed among a diverse range of government agencies which use our products for explosives and illegal drugs detection. Our products are used in a wide range of applications in different end-markets in the United States and abroad. For example, in the period from January 1, 1999 to March 29, 2002, we estimate that approximately 31% of our aggregate net revenue was derived from sales to customers in the high-threat facilities protection market, approximately 22% from sales to customers in the aviation security market and approximately 10% from sales to customers in the customs and border protection market.

     PARTNERING WITH OUR CUSTOMERS. Our practice of partnering with key customers to develop techniques and instrument features to meet specific requirements has developed strong customer relationships. We partner with key customers through all product phases, including development, deployment and after-sales support. This has led to repeat business by existing customers and recommendations to prospective new users.

     ABILITY TO MEET INCREASED DEMAND. By outsourcing most of our non-proprietary manufacturing, we have been able to scale up our production quickly to meet the increased demand we have experienced since the third quarter of 2001. This is reflected in a three-fold increase in our revenue from instrument sales from the third quarter of 2001 to the first quarter of 2002. We have recently qualified a second contract manufacturer and we believe that we are prepared to accommodate further increases in production requirements in 2002 and beyond.

OUR STRATEGY

     Our objective is to be the leading worldwide provider of innovative technology solutions which meet or exceed the needs and expectations of our customers in the prevention of terrorist acts, interdiction of illegal drugs and the pursuit of public safety and security. We intend to increase our market share by offering technologically superior and reliable products that are catered to individual end-markets and customers. We aim to expand our product offerings both through internal development and through the acquisition of new technologies to address new end-markets for public safety and security.

     Key elements of our strategy include:

     CAPITALIZING ON INCREASED WORLDWIDE DEMAND FOR TRACE DETECTION PRODUCTS. Recent terrorist attacks, and in particular the events of September 11, 2001 and subsequent terrorist activity, have led to increased sales of our trace detection equipment and greater demand generally for explosives and illegal drugs detection products. We believe that our leadership position in trace detection, our core competencies in research and technology, our reputation for providing reliable and advanced products, and our existing relationships with key United States government and overseas agencies position us well to capitalize on this demand.

     LEVERAGING THE APPROVAL OF OUR PRODUCTS BY KEY GOVERNMENT AGENCIES. The majority of our detection products have been approved for use by one or more government agencies, including the TSA, the United States Customs Service, the United States Navy (for all United States military use), the Federal Bureau of Prisons, the United States Coast Guard, the U.K. Home Office and the French customs agency. Many other countries around the world place great importance on the testing, test reports and recommendations of these agencies. We believe that being familiar with the testing and approval process makes it easier for us to obtain approvals for new products. We intend to leverage the approval of our products by these key agencies to obtain new customers and to decrease the time required and costs associated with obtaining approval of our products by these new customers.

     CREATING NEW MARKET OPPORTUNITIES THROUGH OUR EXISTING CUSTOMERS. Over one-half of the installed base of our ITMS detection products has been deployed within the eighteen months preceding March 29, 2002. As our installed base of detection products has grown, customer recommendations have become an important source of new sales and clients. We believe that two government agencies have recently ordered our products based, in part, on recommendations they received from other United States governmental agencies.

     EXPANDING THE REPLACEMENT MARKET FOR TRACE DETECTION PRODUCTS. While a large proportion of our detection products has been installed within the past two years, we believe an opportunity to sell replacement units will arise in 2003 and beyond due to recent and future technological advancements. Recent technological breakthroughs have allowed us to design and manufacture instruments that incorporate material performance improvements, such as those provided by the Itemiser(3) and the EntryScan(3). For example, the Itemiser(3) has simultaneous dual-mode operation, which allows for the simultaneous detection of a broader range of targeted explosives and illegal drugs and produces greater selectivity leading to lower false alarm rates. These improvements may provide the impetus for customers to upgrade their equipment, especially since the perceived threat from terrorist activity has increased. Similarly, the EntryScan(3) incorporates material performance improvements over previous generations of EntryScans, such as the ability to detect plastic explosives. We have recently begun an initiative to replace an earlier generation of EntryScans in nuclear power facilities.

     INCREASING RECURRING REVENUE AS OUR INSTALLED BASE GROWS. Our growing installed base of detection products allows us to generate recurring revenue through consumables and parts sales and maintenance and service offerings. As we penetrate the market with new products, such as our EntryScan(3), we anticipate generating additional recurring revenue opportunities through service contracts. Additionally, we believe that due to increased security concerns, some of our customers will use our products more frequently, which will generate additional recurring revenue from the sale of consumable products.

     EXTENDING OUR TECHNOLOGY LEADERSHIP. We are studying and developing next-generation technologies to ensure that our products remain at the forefront of the detection market. We intend to continue to develop and introduce new trace detection products, such as the EntryScan(3). We have


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

invested, and continue to invest, significant resources in our research and development department to ensure that we will continue to address the detection needs of the developing markets in homeland defense, air transportation security, military force protection and illegal drug interdiction. For example, new ITMS detection technology presently being pursued in our research department may have applications beyond explosives and illegal drugs detection.

     DEVELOPING OR ACQUIRING EXPERTISE IN COMPLEMENTARY TECHNOLOGIES. From time to time, we may form partnerships and/or develop or acquire new technologies and companies in areas complementary to our core technologies. For example, we have an exclusive license for the field of use in security applications to the rights of Pennsylvania State University's patent on sample transport from people utilizing the natural human plume, the convected airflow around each living person. This technology is utilized in our EntryScan(3) system. Furthermore, we have also entered into an exclusive license agreement for use in the fields of law enforcement and public safety to the rights of a patent held by Raman Systems, Inc. This technology utilizes a multi-mode laser for the identification of targeted explosives, illegal drugs or other forms of contraband using Raman spectroscopy, and has been applied to develop our StreetLab product. We are investigating other technologies that could complement our existing competencies in trace detection.

CUSTOMERS AND MARKETS

     Our customer base includes various federal, state, local and foreign governmental agencies, international organizations and large corporations seeking explosives and/or illegal drugs trace detection solutions. We support this customer base by providing new products, training, maintenance and repair services and consumable supplies. From January 1, 1999 through March 29, 2002, we delivered 2,850 explosive and illegal drugs detection units (including electron capture units) to customers in approximately 50 countries, consisting of: 1,706 desktop units, 1,130 hand-held units and 14 walk-through portals. These units have been used for a variety of purposes, including: aviation security and other transportation security, high-threat facilities protection, customs and border protection, military force protection, law enforcement and corrections and other security applications. During the period from January 1, 1999 through March 29, 2002, we generated approximately 25% of our aggregate net revenue from customers outside the United States.

     Our top customers have been mainly United States government agencies. Generally, although all of the United States government agencies are subject to the United States federal budgeting process, each agency has its own budget, its own decision makers and its own contracting processes, and is treated by us as an individual customer distinct from other United States government agencies.

     We believe there will continue to be demand for trace detection systems in each of our existing end-markets; however, as in the past, the composition of our customer base is likely to vary over time as customers complete purchasing programs and changes in legislation, regulatory requirements, funding levels and other events take place. In addition, we believe that new end-markets and customers could be developed as additional applications for our technology are identified.


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

     The following is a list of representative customers and installations for our products.

                                                  REPRESENTATIVE CUSTOMER
    MARKET                                        AND/OR INSTALLATION
    -------                                       -------------------------
Aviation Security                      United States TSA, airports in the U.K.,
                                       Mexico, Korea, Singapore, China and
                                       Argentina

High-Threat Facilities Protection      United States State Department, United
                                       States Capitol, United States Federal
                                       Reserve, Bank of England, Great Hall of
                                       the People, the Kremlin, Federal
                                       Protective Service

Customs and Border Protection          United States, U.K., France, Romania,
                                       Hong Kong and Korea customs agencies,
                                       Taiwan Coast Guard and the Brazilian Post
                                       Office

Military                               United States, U.K., Australia, Egypt,
                                       New Zealand and Turkey

Law Enforcement and Corrections        United States Federal Bureau of Prisons,
                                       state correctional facilities in
                                       Pennsylvania and California, and prisons in Canada, Italy, Greece and Hong Kong

     Our trace detection products are used in a broad array of end-markets, some of which are discussed below.

     AVIATION SECURITY

     One of our principal markets has been aviation security. As of March 29, 2002, we have delivered approximately 475 Itemisers to more than 130 United States airports. These Itemisers are being used mainly at passenger security check points for screening carry on items. They are also located alongside certified EDS systems to help resolve the alarms that such EDS systems generate when screening checked baggage. In at least two airports, Itemisers are being used as the principal method of screening checked baggage.

     The events of September 11, 2001 have caused the United States government to focus on improving aviation security as a matter of national security, building upon the work of the White House Commission on Aviation Safety and Security in 1997. In connection with these developments, the newly created TSA has been made responsible for security of all modes of transportation in the United States, including civil aviation.

     One of the TSA's first tasks is to fulfill the mandate of the Aviation and Transportation Security Act of November 2001, which requires that by December 31, 2002, all United States commercial airports must have systems to screen all checked baggage for explosives. The ATSA has also mandated that all checked baggage at these airports must be screened by those systems and that all systems deployed are fully utilized. If explosive detection equipment at an airport is unavailable, all checked baggage must be screened by alternative means. The TSA has been evaluating how it will meet this requirement, and has publicly stated that it will do so by deploying a mix of certified EDS and trace detection equipment.

     On April 24, 2002, United States Transportation Secretary Norman Y. Mineta announced that the TSA will deploy up to 1,100 EDS machines and up to 4,700 explosives trace detection machines at the nation's 429 commercial airports to screen all checked baggage for explosives by December 31, 2002, as mandated by Congress. We believe that, due to our inclusion in the TSA's qualified vendor list for trace detection products, we are well-positioned to compete for any trace detection orders the TSA may place. We currently have a contract with the TSA, valid through July 28, 2003, under which the TSA may, but is not obligated to, purchase Itemisers. The TSA has recently requested us to provide updated pricing information for an increase of the maximum contract quantity from 800 to 3,800 units. On May 28, 2002, the TSA placed a $7.5 million order with us which includes $3.6 million for 100 Itemiser(2) units and replacement parts for delivery (on a schedule to be determined) to up to 22 United States airports and $3.8 million which is allocated for the purchase of long lead time components.

     Several countries outside the United States, including the United Kingdom, have begun to adopt trace detection as a standard part of their security screening systems. Itemisers have been installed in four major United Kingdom airports. We believe that additional U.K. airports will deploy trace detection. Our trace detection products are also installed in airports in 16 other countries in Europe, Asia, Latin America and Africa.

     We believe that further opportunities for trace detection products exist within the aviation market, particularly for a non-invasive walk-through portal that screens passengers for explosives. The metal detectors currently deployed at airport security checkpoints do not test passengers for the presence of explosives. Two examples that highlight the dangers of explosives being carried by passengers are: the alleged attempt by Richard Reid in December 2001 to sabotage an American Airlines flight with plastic explosives hidden in his shoes, and the bombing of a Philippines Airlines flight in December 1994, in which bomb components were smuggled onto the plane concealed on a passenger.

     To address this need, we have developed a new product, our EntryScan(3), a non-invasive walk-through detection portal, partially funded by a grant from the FAA. The EntryScan(3) is currently installed at the FAA Technical Center in Atlantic City, New Jersey where technical acceptance testing has begun. EntryScan(3) units are also installed in two airport test sites operated by the National Safe Skies Alliance in cooperation with the TSA for field operational testing.

     While other technologies are being developed to facilitate passenger screening for explosives, these technologies typically require the use of x-rays that irradiate the passenger with low levels of x-rays that reveal the passenger's body underneath his or her clothing. Many civil liberties groups and individuals believe that this is a violation of passengers' civil liberties and oppose the use of these technologies. In this regard, the EntryScan(3) offers distinct advantages, as it utilizes no probing radiation and is non-invasive.

    HIGH-THREAT FACILITIES PROTECTION

     Our largest market, both in terms of revenue and units sold, has been for the protection of high-threat facilities, primarily comprised of government buildings. These include some of the most famous buildings in the world, including the United States Capitol, the Kremlin, the United Kingdom Houses of Parliament, the Great Hall of the People (People's Republic of China) and the Sydney Opera House. In the facilities protection market our products are used in a variety of ways, including perimeter screening of vehicles before entry into secured areas, use alongside of metal detectors and x-ray machines for screening individuals, purses, briefcases and other personal effects, and mailroom screening of parcels.

     Domestically, many United States government facilities, including the headquarters for United States government agencies, St. Louis Gateway National Historic Site, Hoover Dam and other high profile/high-threat facilities, have already purchased our trace detection products. The State Department has been our single largest customer, with over 700 trace detection products installed at more than 220 embassies and consulates worldwide. Our trace detection products have also been deployed at high-threat buildings in over 100 countries on behalf of the local government or in non-United States embassies, including new orders since the events of September 11, 2001 from two Western governments to protect their diplomatic service facilities.

     From the 1970's until 1997, we sold hundreds of walk-through explosives detectors for deployment in United States nuclear power facilities to meet government mandated explosives detection requirements for the screening of people entering these facilities. Our new EntryScan(3) has been introduced into this market as a replacement for the previous models, which have not been manufactured since 1997. We believe that due to the perceived increased threat of terrorist activity, nuclear power facilities will elect to upgrade their screening procedures. We believe that the material performance improvements of the EntryScan(3) over previous models, such as the ability to detect plastic explosives, will provide an incentive for nuclear power facilities to upgrade their equipment. We recently began commercial production of the EntryScan(3), and as of March 29, 2002, we had sold nine EntryScan(3) units to nuclear power facilities. We believe that nuclear power facilities are an important potential market for early sales of the EntryScan(3).

     CUSTOMS AND BORDER PROTECTION

     Both the VaporTracer and Itemiser detection products are used by customs and border protection agencies around the world to interdict and deter the trafficking of illegal drugs and to prevent terrorists or explosives from crossing borders.

     The United States Customs Service has deployed our detection products at more than 60 ports of entry, and, under a current contract, our detection products will be deployed to over 100 of the more than 300 United States ports of entry. In addition, our Itemiser was chosen for permanent mounting in more than 50 United States Customs Service x-ray vans. This application subjects the instruments to extreme environmental conditions, and the Itemiser's ability to operate under these conditions has been proven in field use. Our detection products are also deployed with United States Contraband Enforcement Teams in ports and in international mail facilities where parcels enter the United States. We believe that the simultaneous dual-mode capability of our Itemiser(3) product is an important feature for customers in the customs and border protection market.

     Our detection products are used by more than a dozen countries as part of their illegal drug interdiction efforts. Notable among this group is the Brazilian Post Office, which recently installed 138 Ion Track detection products in its regional mail processing centers. Hong Kong Customs has also installed Itemisers on several of its harbor patrol boats, where they are subject to the vagaries of the Hong Kong environment, including high heat and humidity. We believe the proven ability of our detection products to perform under these difficult conditions can be a significant advantage in the marketing of our products.

     The Itemiser(3), with its ability to simultaneously detect both targeted illegal drugs and explosives with a single sample and analysis, offers customs and border protection agencies enhanced capabilities at a time when they are being given increased counter-terrorist responsibilities. We have made initial sales of the Itemiser(3) to the United States Customs Service and the U.K. Customs. The EntryScan(3) may also be of interest to this market. The United States Customs Service has purchased for trial an EntryScan(3) modified to include the simultaneous dual-mode detection feature of the Itemiser(3). Additionally, we have designed StreetLab, our portable substance identification system based on a technology known as Raman spectroscopy, with a view to potential applications in this market. See "Business -- Products in Development -- StreetLab."

     MILITARY

     Military users of our detection products perform many of the same screening tasks as those in other facilities protection and aviation applications. The United States military, with over 300 of our instruments deployed, is the major military user of our detection products, and of the military branches, the United States Navy has been our single largest military customer. The United States Navy is the leading branch of the United States military for testing and approval of explosives detection products. The United States Navy uses our detection products for perimeter security around ships in ports, at access control points to ships, and to screen vehicles and personnel entering military bases. The United States Air Force and the United States Army use our detection products for similar applications at their bases, and in some locations are actively screening for illegal drugs.

     The United States military has many foreign bases which may be terrorist targets. The United States military has purchased and deployed an EntryScan(3) for use at one foreign base to non-intrusively screen United States personnel and host country nationals.

     Most of the military purchases of explosives detection products made to date have been by individual commands. In 2001, the United States Navy Explosives Ordinance Disposal Center assembled a test team to evaluate commercially available explosives detectors, and the Naval Surface Warfare Center in Crane, Indiana was selected to manage the acquisition and logistics support for the deployment of handheld trace detection products. Following testing, we were awarded an exclusive contract for 74 instruments in 2001. We recently received a $14.0 million order from the United States Navy for 609 VaporTracer(2) units with delivery scheduled over the period from June 2002 through July 2003. This order was placed pursuant to the United States Navy's decision, announced on May 14, 2002, to award us a fixed-price, indefinite-delivery/indefinite-quantity contract. The maximum amount of the contract will be approximately $36.0 million. The contract was awarded to us following extensive field trials against competing products and a competitive bidding process.

     LAW ENFORCEMENT AND CORRECTIONS

     The primary application of trace detection in this market has been in correctional institutions, where our detection products are most often used for screening visitors to prevent illegal drugs from entering the facility. They also are used for screening employees, parolees, and prison cells. Over 175 of our detection products are deployed in this market in ten countries, with the majority in United States Federal and various state correctional facilities. Many of the state correctional facilities that have purchased Itemisers have done so with the assistance of grants from the United States Justice Department. The National Institute of Justice conducted a study of the drug reduction program of the State of Pennsylvania, which showed that a comprehensive program that included Itemiser trace detection products was able to reduce inmate drug use from about 8% of the population to less than 1% of the population over a 24 month period.

     We believe the EntryScan(3) has potential applications in this market, as it can screen individuals without making physical contact. Two of our new EntryScan(3) models were purchased for use in a correctional facility. Additionally, we believe that StreetLab, which is currently in development, may be of interest to this market due to its ability to identify various substances. See "Business -- Products in Development -- StreetLab."

    POTENTIAL ADDITIONAL MARKETS

    In addition to the end-markets discussed above, we are currently exploring other potential applications for our ITMS technology. These potential applications include chemical warfare agent detection, process control and monitoring and quality control in manufacturing processes. Also, when combined with other technologies such as gas chromatography and mass spectrometry, ITMS can potentially be developed as a powerful analytic method for gas and fluid composition monitoring and as a rapid separation and sensitive detection tool in the semiconductor, chemical and pharmaceutical industries.

     Additionally, we are developing applications for Raman spectroscopy, a patented substance identification technology for which we have obtained an exclusive license for use in the fields of law enforcement and public safety. StreetLab, our first generation, Raman spectroscopy-based product under development, is a portable system used to identify a wide range of substances.

OUR ITMS TRACE DETECTION TECHNOLOGY

     Our trace detection systems trap and analyze particles or vapors left behind or emitted by targeted explosives and/or illegal drugs using ITMS, our patented detection technology. When explosives or illegal drugs are handled, they leave invisible particles behind on the hands and clothes of each person who came into contact with such substances. Surfaces subsequently touched by someone who has handled such substances are highly susceptible to also becoming contaminated with these particles. Explosives and illegal drugs by their nature typically have low vapor pressure; however, we have developed instruments that can detect even the extremely small amounts of vapor that are emitted from these substances. Using ITMS technology, our detection products can detect vapor concentrations in the atmosphere at the part per trillion level. All three of our newest product offerings, the Itemiser(3), the VaporTracer(2) and the EntryScan(3), are capable of detecting both particles and vapors.

                              ITMS DETECTION SYSTEM

                   [GRAPHIC OF ITMS DETECTION SYSTEM OMITTED]

     Samples are collected for analysis on clean paper sample traps either by air sampling with the hand-held vacuum sampler or simply wiping suspect surfaces with the trap. Any vapors or microscopic particles of target materials collected on the trap are released into the detection system by placing the sample trap in the heated desorber unit shown in the figure above. Desorbed vapors are drawn into the detector by the action of a small sampling pump. The sampled air leaving the desorber is drawn over a semi-permeable membrane which allows target vapors to permeate through and into the detection system. The membrane excludes all dust and dirt, thus protecting the detector from contamination.

     The sample molecules that pass through the membrane are carried into the detector on a stream of clean, dry air circulated by a small pump. This gas flows through an ionization chamber with walls which are lined with an Ni(63) radioactive foil, capable of emitting low energy beta particles. There is no measurable level of radiation emitted by the detector itself, thus allowing for a completely safe operation. As the carrier gas with the vaporized sample proceeds through the chamber, both positive and negative ions are formed.

     Within the detector's reaction chamber, short electric pulses are applied across the chamber. This pulsed electric field forces the sample, now in an ionized, gas state, to proceed toward the collector electrode. The speed of the ion is related to its size, thus a measurement of this speed makes substance identification possible. The collector and related electronics pass a constant stream of analog information from the detector into the system computer for digital conversion, analysis and identification.

OUR PRODUCTS

     We offer a range of trace detection products, consisting of

     o    the Itemiser, a desktop series;

     o    the VaporTracer, a hand-held series; and

     o    the EntryScan, a walk-through portal.

     While these products utilize similar detection technologies, each has distinct applications, end-markets and cost profiles. Each of these products uses our patented ITMS technology to detect and identify trace amounts of targeted explosives and illegal drugs on a variety of hosts, such as packages and parcels, checked and carry-on baggage, cargo, vehicles and people. Each of our current trace detection products can detect microscopic traces of most commonly used explosives, including C-4, RDX, PETN, Semtex, ammonium nitrate, HMX, TNT and dynamite. In addition, they can also detect cocaine, heroin, marijuana, methamphetamines, MDMA (ecstasy) and other illegal drugs. We are continuing to expand our product offerings based on this technology and advance the development of new complementary technologies.

     ITEMISER(2) AND ITEMISER(3)

     The Itemiser(2), which we introduced in 1996, is a desktop explosives and illegal drugs detection and identification system that uses our patented ITMS technology to analyze collected samples for the presence of traces of targeted explosives and illegal drugs. The system can be used to check people, baggage, cargo, vehicles, money, passports, or workplaces for targeted explosives or illegal drugs.

     Extensive use of computer technology in the Itemiser(2) has produced a system that is reliable and requires no user intervention or interpretation. The user collects the sample particles or vapors by hand-wiping the item to be screened with a sample trap or by sampling air around the item using a special vacuum sampling unit. The Itemiser(2) has an interactive touch screen display, analyzer, sample collection system and printer. The system software features user-friendly graphical interface screens. It is easy to use and produces fast and unambiguous results within 5 to 10 seconds. A simple red light, green light response is normally provided to users, but more sophisticated users may view the plasmagram or ion spectrum from the sample for additional data analysis. Our U.S. list price for the Itemiser(2) is $43,950.

     In November 2001, we introduced the latest generation of the Itemiser product line with the launch of the Itemiser(3). The Itemiser(3) builds upon the strengths of Itemiser(2), providing several new features that result in enhanced detection capability and selectivity, reduced maintenance, improved ease-of-use and portability.

     We achieved a breakthrough in detection capability with the incorporation of simultaneous dual-mode operation into the Itemiser(3), a capability unique to our products. As a general rule, explosives form negative ions while drugs form positive ions. However, this is not true for all explosives and illegal drugs, therefore limiting the detection range in traditional single-mode detection systems. Unfortunately, until recently, trace detection systems could only analyze samples using one detection mode at a time, either positive or negative. Switching between positive and negative modes could not be performed fast enough to obtain both a positive and negative analysis on the same sample. However, our latest detection technology, incorporated into the Itemiser(3), allows the system to simultaneously obtain both negative and positive readings from the same sample with a single detector. This functionality is supported by a proprietary fast switching circuit for which a United States patent has been applied. This not only enables the Itemiser(3) to detect a broader range of illegal drugs and explosives, but also produces greater selectivity by examining responses in both modes, which in turn leads to lower false alarm rates. Our U.S. list price for the Itemiser(3) is $46,400.

    VaporTracer(2)

     The VaporTracer(2), which we introduced in 2000, is a lightweight, hand-held, battery-powered, portable trace detection and identification system that also uses our patented ITMS technology. The VaporTracer(2) is designed to be used in demanding security environments in which field-deployable detection is critical. The VaporTracer(2) can be powered down and switched to detect either targeted explosives or illegal drugs. We believe that VaporTracer(2) is the most sensitive portable vapor detection system commercially available.

     The VaporTracer(2) has two modes of sampling: swiping and direct sniffing. In the swipe mode, the user collects sample particles or vapors by hand-wiping the item to be screened with a sample trap. In the direct sniff mode, a sample is drawn into the nozzle via a vacuum sampling pump allowing both vapors and particles to be collected on the membrane at the detector inlet. The VaporTracer(2) incorporates a pre-concentrator nozzle that not only enhances vapor detection, but also allows for better trace particle detection. When the sample flow is switched off, the membrane heats up and the sample material is vaporized, drawn into the detector, ionized, and analyzed for the presence of targeted explosives or illegal drugs.

     The VaporTracer(2) is easy to use and features a five-key user interface and liquid crystal display. It requires minimal user training and can be internally calibrated by the touch of a single button. The VaporTracer(2) weighs seven pounds and can be plugged into an electrical outlet or run off a 90-minute fast recharge battery or six-hour battery pack. Our U.S. list price for our premium VaporTracer(2) model is $29,795.

     ENTRYSCAN(3)

     Working closely with the Pennsylvania State University and the FAA, we developed the EntryScan(3) to address the market need for a non-invasive walk-through portal to detect targeted explosives and illegal drugs. The EntryScan(3), which we introduced in September 2001, is a walk-though explosives and illegal drugs detection and identification system that also uses our patented ITMS technology to detect and identify traces of targeted explosives or illegal drugs on individuals quickly and in a non-intrusive manner.

     The EntryScan(3) automatically controls both incoming traffic and the detection cycle via a combination of visual and audible cues. Once in the portal, the individual is screened for vapors and particles by sampling the natural flow of air generated by the individual's body heat. This sampling technique takes advantage of the phenomenon referred to as human convection, in which the heat emitted from the body causes an upward flow of air around the body called a plume to be formed. Vapors and particles emitted by the body or clothing from explosives or illegal drugs are carried upwards by this plume and can be conveniently collected above the test subject's head. The release of particulate traces from the subject's clothing is stimulated by short air pulses. The plume is drawn through a sample collector at the top of the instrument by a vacuum system. The sample collection is non-invasive, and there is no physical contact with the person being tested. Transporting both particles and vapor samples via the human plume is a patented approach, exclusively licensed to us for use in chemical detection portals for non-healthcare applications. Upon completion of the approximately 10-second detection cycle, the EntryScan(3) signals the person to exit. An alarm sounds if the individual should leave the portal before the cycle is completed.

     The EntryScan(3) has simplified controls and indicators to enable easy operation and monitoring of the system. In addition, it contains self-diagnostics and indicators to facilitate routine maintenance. The on-board computer provides complete data logging capability and can be networked for remote display and data management. Our U.S. list price for the EntryScan(3) is $124,750.

     We are developing modifications to the EntryScan(3) which will make it capable of simultaneous dual mode operation. This will enable the EntryScan(3) to obtain both negative and positive readings from the same sample, which will enable it to detect a broader range of explosives and illegal drugs and will provide greater selectivity leading to lower false alarm rates.

     CONSUMABLES, SERVICE CONTRACTS AND PARTS

     We supply our customers with the consumable products used in the operation and maintenance of our equipment. The consumables that we supply include: sample traps, dopant, membrane kits, dryer material, maintenance kits and cleaning kits. The consumable products that we sell are quality tested for use with our trace detection products. Virtually all of our instrument customers also purchase their consumables from us. We also sell annual contracts to provide customer support, such as training and repair service and sell parts. In 2001, revenue from consumable sales, services and parts was approximately $5.5 million, representing approximately 17% of total revenue. We believe that this revenue stream from consumables, service and parts will continue to grow as our installed base grows and as some of our customers use our instruments more frequently.


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

     PRODUCTS IN DEVELOPMENT

     StreetLab

     Our StreetLab trial product is a portable substance identification system that uses a technology known as Raman spectroscopy to identify a wide range of substances. Unlike trace detectors, which identify a limited range of specified substances from trace ions, StreetLab is designed to identify a broad range of substances that are present in visible quantities. This technology works by directing a low power laser light at a substance and analyzing the resulting scattered light. The spectral analysis enables unique identification of substances in about 10 to 30 seconds. We have obtained exclusive rights to a patent owned by Raman Systems, Inc. for use in the fields of law enforcement and public safety. These applications could include the use by customs and law enforcement agencies for the identification of explosives, illegal drugs and other contraband materials. After limited market testing in 2001, we formed a full development team of scientists and engineers to produce a commercial product offering.

RESEARCH AND DEVELOPMENT

     Our research and development efforts are focused on developing new products for the explosives and illegal drugs detection markets and for further enhancing the performance, reliability and functionality of our existing products. We believe that continued and timely development of new products and enhancements to existing products is essential for us to maintain our leading position in this field. Accordingly, we work closely with our existing and potential customers to identify the specific needs of their markets and to develop ideas for new product development as well as enhancements to make our existing products more effective.

     In addition to developing trace detection systems utilizing our current ITMS platform, we are also undertaking several research programs to develop new detector platforms for future products and the expansion of trace detection into other market areas. One such program is a new generation of our ITMS detector that may provide additional technological advantages. The detector, for which we have applied for several patents, may enable us to attain greater selectivity in the measurement of explosives and illegal drugs and may have applications in areas beyond physical security, such as medical diagnostics and process control. We are still in the early stages of developing this new generation of ITMS detector. Additionally, we are researching the development of new applications for Raman spectroscopy.

     As of March 29, 2002, we had 19 full-time employees engaged in research and development activities. For the three year period from January 1, 1999 to December 31, 2001, we funded an aggregate of $4.4 million on research and development activities.

     We have also received third party support from the United States government and other organizations in the form of research grants and laboratory assistance. For example, we recently launched the EntryScan(3), which is a cooperative development among Pennsylvania State University, the FAA and us.

INTELLECTUAL PROPERTY

     Protection of our proprietary technologies and inventions is important to our business. We rely on a combination of legal and contractual restrictions (such as confidentiality agreements) to protect our intellectual property. Our policy is to seek patent protection on core technology we develop. In addition to seeking patent protection in the United States, we obtain patents in other developed countries where there is a reasonable market for our products. We own several patents for ITMS technology in the United States and in several other countries, including the United Kingdom, Canada, Japan, France, Spain, and Germany. We also have several United States and foreign patent applications pending relating to ITMS and associated detection system technologies.

     In addition to our own patents, patent applications, proprietary trade secrets and know-how, we have an exclusive license for the field of use in chemical detection portals for non-healthcare applications to the rights of Pennsylvania State University's patent on sample transport from people utilizing the natural human plume, the convected airflow around each living person. This technology describes the sample transport in the EntryScan(3), our walk-through detection system. We have also entered into an exclusive license agreement for use in the fields of law enforcement and public safety to the rights of a patent held by Raman Systems, Inc. describing the use of a multi-mode laser for the identification of materials using Raman spectroscopy.

     We own several trademarks registered with the United States Patent and Trademark Office and other similar foreign intellectual property registries and have several trademark applications pending for registration in the United States and abroad. We regard our trademarks as valuable assets and we believe that they are important in the marketing of our products. Our most significant trademarks include Itemiser(R), EntryScan(R), VaporTracer(R), I.T.M.S.(R), Ion Track & design(TM) and StreetLab(TM). In addition, we have registered the Internet domain names iontrack.com; streetlab.com; entryscan.com; ionscanner.com; itemiser.com and vaportracer.com.

     We have developed a proprietary software platform that applies our expertise in the area of trace detection (E.G., ionization physics and chemistry, sample transport, ion mobility, etc.) to our Itemiser products, the EntryScan(3), remote laptop facilities used with the VaporTracer and facilities that will be used in our StreetLab product. In addition to our trace detection software, our systems use our proprietary graphic user interfaces and user-friendly Microsoft Windows-based applications. We believe our proprietary software gives us an important competitive advantage in our industry.

SALES AND MARKETING

     We employ a direct sales force to sell our products. Headquartered in Wilmington, Massachusetts, our sales force is organized along both geographic and end-market lines to ensure optimal coverage of the appropriate end-markets and the key purchasing decision makers. In addition to the primary sales office located in Massachusetts, our sales organization maintains four United States offices and five international offices:

UNITED STATES SALES OFFICES                INTERNATIONAL SALES OFFICES
-------------------------                  ------------------------
Wilmington, Massachusetts                  Winnipeg, Canada
Alexandria, Virginia                       Cambridge, United Kingdom
Miami, Florida                             Waalwijk, Netherlands
Pensacola, Florida                         Budapest, Hungary
Sacramento, California                     Hong Kong, People's Republic of China

     In an effort to penetrate a broad range of sales channels, the direct sales force utilizes an extensive network of third party representatives in over 30 countries, some of whom have worked with us for more than a decade. The typical sales activities include presentations and field demonstrations of equipment under actual use conditions. Where appropriate, we have certain members of our direct sales force that are responsible for direct coverage of specific customers or purchasing platforms. These individuals assemble teams and coordinate activities associated with the presentations and field demonstrations which are often part of the product approval and procurement processes.

     The approval and procurement processes for our products vary among end-markets and customers. Each customer may have its own independent approval process, which typically involves a series of laboratory and field test runs. Members of our senior management team have substantial experience in dealing with government agencies, which enables us to improve our time-to-market for new products. The first step in the introduction of a new product is generally to obtain technical approval from key government agencies. The technical approval process for each product tends to be lengthy. The TSA is the lead agency of the United States government for the testing and approval of explosives detection equipment for non-military use. The United States Navy is the lead United States military branch for the testing and approval of explosives detection equipment. Many other United States government agencies and military branches rely, at least in part, on the testing and approval of the TSA or the United States Navy. Upon receiving appropriate technical approval, we then generally seek to sell our products to specific customers, through negotiated contracts, competitive bids, or standard purchase orders. Our prices generally reflect bulk and other discounts from our list prices. Typically, we have sold pursuant to periodically issued purchase orders to fulfill program requirements rather than under long term contracts for specific quantities. Senior management is often involved in the sales process. Sometimes, our development team will work with the customer to develop product specifications and to assist with deployment.

     Product sales to state government agencies and foreign governments are typically conducted through a competitive bid process, whereas product sales to private entities generally occur through standard purchase orders.

     After-sales support is critical to the success of our business. We currently have 18 technicians and support staff dedicated to providing training, installation and other after-sales support services. Additionally, we maintain a small inventory of products that are intended to support our customers in the event that product maintenance, repair or an unexpected need occurs. We also use third party consultants on retainer or on a contract basis to help us with procurement and public relations issues.

COMPETITION

     The markets in which we operate are highly competitive and are characterized by rapid change and evolving performance requirements. Certain of our competitors may have significantly greater financial, marketing or other resources than we have. Our main competitor in explosives and illegal drugs trace detection is Barringer Technologies Inc., a subsidiary of Smiths Group plc. We also compete to a lesser extent with Thermo Detection Inc., a subsidiary of Thermo Electron Corporation, Scintrex Trace Corp., a wholly owned subsidiary of Control Screening LP, and Syagen Technologies, Inc.

     Principal competitive factors include sensitivity (the ability of an instrument to detect small amounts of a targeted substance), selectivity (the ability of an instrument to identify the presence of a targeted substance), reliability, false alarm rate, customer service, price, marketing, ease of use and speed of analysis. Additional competitive considerations include reputation, strength of client relationships, customer service and installed base. We also believe that a primary competitive factor within the United States aviation security market is obtaining TSA approval for the deployment of detection hardware. Currently, we, Barringer Technologies Inc. and Thermo Detection Inc. have received TSA approval for the deployment of trace detection products in United States airports. We believe that receiving TSA approval may also facilitate the sale of trace instruments into other end-markets.

     To a limited extent, we compete for government expenditures in certain applications with equipment manufacturers whose products utilize other types of detection technologies, including quadrupole resonance, enhanced x-ray, computed tomography (CT) and other bulk detection technologies.

MANUFACTURING AND ASSEMBLY

     We outsource a significant portion of our manufacturing and assembly activities. Most of the sub-assembly and production of our Itemiser and VaporTracer products is performed by an ISO9002 certified contract manufacturer. In addition, we have qualified and have begun production of Itemiser(2) units with another contract manufacturer, which is in an alliance with our principal manufacturer. In-house, we manufacture and install certain proprietary components and perform final test and burn-in of our products prior to shipment. As of March 29, 2002, we had 32 full-time employees in our manufacturing department. We currently manufacture our EntryScan products entirely in-house; however, we plan to transition the manufacture of non-proprietary components to a contract manufacturer when production volumes become appropriate for outsourcing.

     We generally manufacture according to our sales forecasts, rather than in response to specific orders. We provide our principal contract manufacturer with rolling forecasts on a three month basis and are generally obligated to purchase components we have ordered. Our principal contract manufacturer may, at its convenience and upon ninety days notice, terminate its contract to manufacture for us. Following the notice of termination, the manufacturer is required to satisfy a declining percentage of our then-existing orders for the second and third months following the notice.

     Because quality and reliability of our products are vital to customer satisfaction and repeat purchases, we believe our quality assurance program is a key component of our manufacturing strategy. We have created teams of personnel responsible for specific aspects of the manufacturing process. From raw materials procurement, to manufacturing equipment design, to product assembly, a special team of our employees works directly with the contract manufacturer to ensure that product quality standards are maintained and delivery commitments are met.

SUPPLIERS

     We maintain a list of approved vendors from which we purchase the parts and raw materials we need for in-house assembly, and from which our contract manufacturers purchase their required components. As of March 29, 2002, our approved vendor list consisted of over 30 different suppliers, each of which has been selected to provide components needed for unit assembly. We conduct a formal supplier approval process whereby a team typically consisting of one member from each of the materials and purchasing, quality control, manufacturing engineering and research and development departments evaluates supplier candidates via questionnaires and on-site visits. Because system reliability and overall "up-time" is critical to the competitive position of our detection units, the selection of suppliers is an important element in the overall manufacturing process. Each supplier is evaluated based on a number of requirements related to quality control, manufacturing capacity, technical expertise and financial capacity. We and the contract manufacturers conduct the actual procurement of parts and raw materials.

     Although many of the components used in our products are readily available from a number of suppliers, we typically use a single supplier for many components. A limited number of components are manufactured specifically to our design and are typically purchased from a single source. To date we have not had material difficulties in procuring components.

     To prepare for a possible increase in demand for explosives trace detection units, we have conducted a review of our supplier base to determine any issues that might limit increases in manufacturing levels. We believe that our current supplier base has the capacity to meet a significant increase in raw materials and parts requirements. However, delays may arise in acquiring critical components, leading to delays in production and delivery of our products.

EMPLOYEES

     The quality of our employees is one of our primary strengths. We work hard to attract and retain high-quality and well qualified staff, particularly those engaged in our scientific and technical activities. As of March 29, 2002, we had 119 full-time employees, of whom 19 were primarily engaged in research and development activities, 29 in marketing and sales, 23 in customer support and service, 16 in finance and administration and 32 in manufacturing. None of our employees are represented by a labor union or are subject to a collective bargaining agreement. Approximately 55% of our employees own shares of our common stock. We believe that our relationship with our employees is good.

FACILITIES

     The Company does not own any real property and currently conducts its operations at the following leased premises:

                                                                APPROXIMATE
                                                                  SQUARE            LEASE
LOCATION                       DESCRIPTION OF FACILITY           FOOTAGE         EXPIRATION
----------                     ---------------------          --------------    ------------
Wilmington, Massachusetts      Headquarters, Assembly and
                               Testing, Sales                     40,000      May 31, 2009
Alexandria, Virginia           Sales office                        2,300      September 30, 2005
Miami, Florida                 Sales office                        1,200      Month-to-Month
Sacramento, California         Sales office                        1,200      June 15, 2007
Winnipeg, Canada               Sales office                          200      Month-to-Month
Cambridge, United Kingdom      Sales office                        3,000      December 11, 2015
Hong Kong                      Sales office                        1,400      November 14, 2003

     Our headquarters and manufacturing facilities are located in Wilmington, Massachusetts, and are currently being expanded from 20,000 square feet to approximately 40,000 square feet of office production and research space to meet our current needs. We believe that our location, which was custom designed as part of a larger industrial park facility, will provide ample room during 2002. We moved into this facility during the first quarter of 1998. Our lease of the premises expires in 2009. Since our operations are concentrated at this one site, we would be adversely affected by any event, such as a fire or natural disaster, that interfered materially with the use of this facility.

GOVERNMENT REGULATION

     All of our explosives detection products are currently subject to the International Traffic in Arms regulations (ITAR) under the United States Arms Export Control Act. Our products configured to detect only illegal drugs are not subject to the ITAR but are subject to regulation by the Department of Commerce. The ITAR regulations authorize the President of the United States to control the export of "defense articles." Among other things, these regulations restrict the export of these defense articles and related technical data unless an export license is issued by the State Department. In addition, these regulations impose certain administrative requirements including registration and record keeping requirements. Violations of the ITAR may result in criminal and civil fines for corporations or individuals and debarment of offenders from export of defense articles.

     Under ITAR, we must obtain an export license from the State Department for each export of explosives detection products. The State Department maintains a list of countries to which exports are prohibited.

     We are currently appealing the determination that certain of our products are subject to the ITAR, on the basis that these products should instead be regulated under the Export Administration Regulations (EAR). These regulations prohibit the export, and reexport, of certain goods, software and technologies, to specific foreign countries or require exporters to obtain export licenses from the Commerce Department for the export of such items. Generally, we expect that we could obtain export licenses for our products more easily under the EAR than under the ITAR. Our product exports were subject to the EAR until June 2001. See "Risk Factors -- Growth of our international sales is limited by the need to obtain export licenses."

     We are also subject to regulations regarding products that contain a nuclear source. We and our products are licensed by the State of Massachusetts for radiation safety purposes. This license is issued on behalf of the United States federal government, and allows us to manufacture and ship our products to our customers without requiring them to obtain a license.

     Government regulation plays a large role in determining the demand for our products. Most of our sales of trace detection products are made to government agencies in the United States and around the world. See "Risk Factors -- We depend on orders from United States and foreign governmental agencies, and if these agencies fail to continue purchasing our products, it could substantially harm our business."

BACKLOG

     We measure our backlog of product revenues as orders for which purchase orders have been signed, but for which products are yet to be shipped.

     At March 29, 2002, the total backlog for our products and services was approximately $10.7 million, compared to approximately $4.1 million at March 30, 2001. Substantially all of our backlog on that date consisted of orders with delivery dates before December 31, 2002. Any failure by us to meet an agreed upon schedule could lead to the cancellation of the related order. Variations in the size, type of product ordered and delivery requirements of the customer order may result in substantial fluctuations in backlog from period to period. In addition, all government orders are subject to cancellation or delay by the customer and, accordingly, we cannot assure you that our backlog will eventually result in revenue. For these reasons, we believe that our backlog cannot be considered a meaningful indicator of our future performance on an annual or quarterly basis.

LEGAL PROCEEDINGS


     SANDIA CORPORATION AND BARRINGER INSTRUMENTS, INC. V. ION TRACK INSTRUMENTS, LLC AND ION TRACK, INC.

     We and our subsidiary, Ion Track Instruments, LLC, have both been named as defendants in SANDIA CORPORATION AND BARRINGER INSTRUMENTS, INC. V. ION TRACK INSTRUMENTS, LLC AND ION TRACK, INC., filed on April 12, 2002 in the United States District Court for the District of New Jersey, Civil Action No. 02-1692
(MLC). The plaintiffs have brought one count for patent infringement, alleging that our EntryScan(3) is infringing Sandia Corporation's U.S. Patent Nos. 6,985,601 and 5,854,431. The plaintiffs have alleged money damages but have not specified a dollar amount, and are seeking an injunction against "continued infringement" of the patents at issue. The plaintiffs initially moved for a preliminary injunction, but have since withdrawn that motion. We have filed our response asserting that the EntryScan(3) does not infringe these patents and entered a counterclaim and a motion for expedited trial. We strongly deny the allegations in the complaint and we intend to vigorously contest this suit.

                                   MANAGEMENT

     Our executive officers, key employees and directors, and their ages and positions as of June 11, 2002, were as follows:

    NAME                                AGE        POSITION
    -------                             ----       ---------
    Anthony Jenkins ................... 62         President and Chief Executive Officer
    Andrew Hawes ...................... 60         Secretary and Treasurer, Vice President,
                                                   Finance and Chief Financial Officer
    Paul Eisenbraun ................... 51         Vice President, Sales, Marketing & Service
    William J. McGann, Ph.D. .......... 44         Vice President, Research and Development
    Walter Kopek ...................... 49         Vice President, Operations
    Alan G. Retter .................... 53         Vice President and Controller
    Gordon Wasserman .................. 63         Chairman of the Board of Directors
    Donald Blinken .................... 76         Director
    Albert V. Casey ................... 82         Director
    Leonard M. Harlan ................. 66         Director
    J.K. Lars McBride ................. 48         Director
    Howard D. Morgan .................. 40         Director
    Benjamin S. Sebel ................. 31         Director

     ANTHONY JENKINS has been our President and Chief Executive Officer since February 2000. In 1973, Mr. Jenkins founded Ion Track Instruments Inc. (currently our wholly owned operating subsidiary, Ion Track Instruments, LLC) as a subsidiary of Ai Cambridge, a company he co-founded in 1967 under the name Analytical Instruments Ltd. He has been President and Chief Executive Officer of Ion Track Instruments, LLC since 1989 (then named Ion Track Instruments Inc.) and, during 1992 and 1993, was also Managing Director of Ai Cambridge. His technical ability includes broad expertise in gas chromatography, vapor detection and identification and miniaturization. He has been granted several patents, the most recent in 1993 and 1996 for ITMS, which he later assigned to us. Among his inventions are the world's first successful walk-through explosives detector, which achieved a Queen's Award for Technology. Prior to co-founding Ai Cambridge, Mr. Jenkins was a research engineer at W.G. Pye Ltd. in Cambridge, UK. He holds a degree in physics from the University of Birmingham in the United Kingdom.

     ANDREW HAWES has served as our Secretary, Treasurer, Vice President, Finance and Chief Financial Officer since February 2000, and was our President and Treasurer from 1995 to January 2000. Mr. Hawes has been the Chief Financial Officer of our operating subsidiary, Ion Track Instruments, LLC, since 1994 (then named Ion Track Instruments Incorporated). From 1990 to 1994, Mr. Hawes served as Vice President, Finance of Delta F Corporation, a subsidiary of Meggitt Properties PLC. Mr. Hawes holds an M.A. degree in economics from Oxford University and is a Chartered Management Accountant.

     PAUL EISENBRAUN has served as our Vice President, Sales and Marketing since 1996, and added responsibility for all after-sales support in 1998. Mr. Eisenbraun has over 18 years of international sales and marketing experience. Prior to joining us in 1996, Mr. Eisenbraun was the General Manager, Worldwide Sales for IHRDC, a Boston, Massachusetts based international consulting and software company, where he directed regional sales offices in Boston, Houston, Calgary, Moscow, Amsterdam, Cairo and Jakarta. Prior to this position, he was a Product Manager for Ruska Instrument Corporation, a manufacturer of specialized laboratory instruments, and was Far East Laboratory Manager for Flopetrol Schlumberger based in Singapore. Mr. Eisenbraun began his career as a research petrophysicist and received his B.S. from Wheaton College and his M.A. in geochemistry from the University of Texas at Austin.

     WILLIAM J. MCGANN, PH.D., has served as our Vice President, Research and Development since 1995 and has held this position at our operating subsidiary, Ion Track Instruments, LLC, since 1992 (then named Ion Track Instruments Inc.). Dr. McGann is a specialist in ultra-sensitive detection and analysis of organic compounds using a wide variety of spectroscopic and chromatographic techniques. He joined us in 1991, assuming responsibility for developing new technologies for detecting drugs and explosives. From 1985 to 1991, he was a senior scientist at RMD Inc., a Boston-based developer of nuclear spectroscopy applications for biotechnology, nuclear medicine and surgical products. In that position, he developed expertise in semiconductor design and position-sensitive optical detectors. Dr. McGann received his Ph.D. in physical chemistry from the University of Connecticut (Storrs) in 1985 and his B.S. in chemistry from Framingham State College in 1980.

     WALTER KOPEK has served as our Vice President, Operations since September 2000. Previously, Mr. Kopek was Plant Manager for TradeMark Computer Products, a division of Bell MicroProducts, for three years where he was responsible for two facilities producing custom PC's and servers. Prior to that, Mr. Kopek was Director of Operations for Technical Communications Corporation, a designer and manufacturer of encryption systems for government and military applications. Mr. Kopek has also worked for companies in the medical and communications/network fields. A veteran of the U.S. Air Force, Mr. Kopek holds a Bachelors degree in Mechanical Engineering and an M.B.A. from Northeastern University.

     ALAN G. RETTER has served as our Controller since April 2000 and was named a Vice President in January 2002. Previously, he was Vice President, Finance and Chief Financial Officer for Chalet Susse International, Inc. for three years. Prior to that, Mr. Retter served as a consultant for Current Assets, LLC and Chief Financial Officer for Gar-Doc, Inc. Mr. Retter earned a B.S. degree from Bucknell University and an M.B.A. from Temple University.

     GORDON WASSERMAN is an independent consultant specializing in the management of police agencies' scientific and technological support services. From 1983 to 1995, Mr. Wasserman was the Assistant Undersecretary of State for Police and Science and Technology in the British government. He has also served as advisor to New York and Philadelphia police chiefs. He has been on our board of directors since May 2000 and has been Chairman of the board of directors since October 2000.

     DONALD BLINKEN served as United States Ambassador to the Republic of Hungary from 1994 to 1997. Ambassador Blinken co-founded the investment banking/venture capital firm of E.M. Warburg, Pincus & Co. in 1966, and served as Chairman of the Board of Trustees of the State University of New York from 1978 to 1990. He has been on our board of directors since May 2000.

     ALBERT V. CASEY is a member of the Advisory Board of the Center for Strategic & International Studies and a member of The Wilson Council of the Woodrow Wilson Center. He is also on the board of directors of the World Affairs Council of Greater Dallas and Zale Lipshy University Hospital and is an advisor to M&A Technology. He has served as a Director of Colgate-Palmolive Company and Sears, Roebuck & Co., where he was Chairman of the Finance Committee. Mr. Casey is the former Chairman of AMR Corp. and American Airlines. He was the chief executive of the airline from 1974 to 1985. He remained on the Board of Directors until 1991. Mr. Casey was the President and Chief Executive Officer of the Resolution Trust Corporation. He was appointed to that position in 1991 by President George Bush and confirmed by the Senate and held that position until 1993. Mr. Casey was appointed Chairman and Chief Executive Officer of First Republic Bank Corporation in 1988, and resigned that position in 1989. Mr. Casey was Postmaster General of the United States in 1986. Mr. Casey was named Executive Vice President and a member of the Board of Directors of The Times Mirror Company in 1964. He was elected President of Times Mirror in 1966 and served until February 1974. He has been on our board of directors since January 2002.

     LEONARD M. HARLAN is the President of Castle Harlan, Inc. and a member of the board and executive committee of Castle Harlan Australian Mezzanine Partners, an affiliate of Castle Harlan, Inc. Mr. Harlan is currently a director of StackTeck Systems Incorporated, Carret and Company, Inc., Associated Packaging Enterprises, Inc., Gravograph Industrie International and is a director-designee of The Bulgarian American Enterprise Fund, established by the United States Congress. Mr. Harlan is a member of the Board of Overseers of the Joan and Sanford I. Weill Medical College and the Graduate School of Medical Sciences of Cornell University and a member of the New York Executive Committee of BENS(Business Executives for National Security) as well as a Trustee of the New York City Citizens Budget Commission. Mr. Harlan was formerly a director and member of the Executive Committee of Delaware Management Holdings, Inc., a director of Delaware Group of Mutual Funds, Worldwide Flight Services, Inc., The Ryland Group, Inc., MAG Aerospace Industries, Inc., and Smarte Carte, Inc. He has been on our board of directors since January 2000.

     J.K. LARS MCBRIDE is the co-founder and Joint Managing Director of TGE Group Limited, our former sole stockholder. Prior to joining TGE Group Limited in 1995, Mr. McBride was the Finance Director of Portals Group plc, a diversified paper and engineering group. Prior to joining Portals Group plc in 1993, Mr. McBride was the Managing Director of the European Mergers & Acquisitions group at Chase Manhattan Bank. Prior to that, Mr. McBride had an extensive background in the merchant banking industry. Mr. McBride is a director of TGE Group Limited. He has been on our board of directors since January 2000.

     HOWARD D. MORGAN is a Managing Director of Castle Harlan, Inc. Prior to joining Castle Harlan, Inc. in 1996, Mr. Morgan was a partner at the Ropart Group, a private equity investment firm, and from 1984 to 1986 was an associate at Allen & Company, Inc. He is currently on the executive committee and is a board member of Castle Harlan Australian Mezzanine Partners, an affiliate of Castle Harlan, Inc. and is a board member of AdobeAir Holdings, Inc., Sheridan International Pty Ltd., Luther's Bar-B-Q, Inc., Ciao Bella Gelato Company, Penrice Soda Products Pty Ltd., Jered Industries, Inc., Canada Metal (Pacific) Ltd. and Promotion Products, Inc. Mr. Morgan is an officer and a director of Branford Chain, Inc. He has been on our board of directors since January 2000.

     BENJAMIN S. SEBEL is a Vice President of Castle Harlan, Inc. and serves on the Executive Committee of Castle Harlan Australian Mezzanine Partners, an affiliate of Castle Harlan, Inc. Prior to joining Castle Harlan, Inc. in 1999, Mr. Sebel worked at Goldman, Sachs & Co. in its Capital Markets Group. Previously, Mr. Sebel spent two years as Special Advisor to the Hon. Nick Greiner AC, a former Premier of the State of New South Wales, Australia. Mr. Sebel commenced his career in the Management Consulting Services Group of PricewaterhouseCoopers (Australia), where he also qualified as a Chartered Accountant. Mr. Sebel is a director of AdobeAir Holdings, Inc., Equipment Support Services, Inc. and Associated Packaging Enterprises, Inc. He has been on our board of directors since January 2000.

BOARD COMMITTEES

     Concurrently with the consummation of this offering, we will establish an audit committee and a compensation committee. The audit committee will review our internal accounting procedures and report to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit
committee will consist of                 ,                  and
                 (Chairman). The compensation committee will review and recommend to the board of directors the salaries, benefits and stock option grants for all employees, consultants, directors and other individuals compensated by us. The compensation committee will also administer our stock option and other employee benefit plans. The compensation committee will consist
of                   ,                  and                   (Chairman).

CLASSES OF DIRECTORS

     Concurrently with the consummation of this offering, we will adopt an amended and restated certificate of incorporation and by-laws. Our amended and restated certificate of incorporation will contain a provision which will divide our board of directors into three classes, denominated as Class I, Class II and Class III. Members of each class will hold office for staggered three-year terms. At each of our annual meetings of stockholders following the initial public offering, the successors to the directors whose terms expire at that meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected and qualified. Messrs.
                      and                       will serve as Class I directors,
whose terms expire at the first annual meeting of stockholders held following
the initial public offering. Messrs.                       and
                      will serve as Class II directors whose terms expire at the second annual meeting of stockholders held following the initial public
offering. Messrs.                       and                       will serve as
Class III directors whose term expire at the third annual meeting of stockholders held following the initial public offering. With respect to each class, directors' terms will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. These provisions, when taken in conjunction with other provisions of our certificate of incorporation authorizing the board of directors to fill vacant directorships and permitting removal of directors only for cause and other provisions, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

COMPENSATION OF DIRECTORS

     We pay Messrs. Blinken, Casey and Wasserman an annual fee of $25,000 for services provided as directors, plus travel expenses for board meetings attended. We pay Mr. McBride an annual fee of (pound)25,000 for services provided as a director. The chairman of our board of directors, Mr. Wasserman, receives an additional annual fee of $5,000. Directors who are also our officers or employees or officers or employees of Castle Harlan, Inc. are not compensated for their services as directors. Mr. Wasserman serves as a consultant to us. In 2000 and 2001, he received $16,500 and $36,000, respectively, in consulting fees.

     On January 22, 2002, we sold 7,473 shares of common stock and 81,136 shares of Series A Preferred Stock to Mr. Casey for a total consideration of $100,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     SUMMARY OF COMPENSATION

     The following summary compensation table sets forth information concerning compensation earned by each person who served as our chief executive officer or was one of our other four most highly compensated executive officers during the fiscal year ended December 31, 2001.

                       SUMMARY COMPENSATION TABLE -- 2001

                                                                                       ANNUAL COMPENSATION
                                                                                   ---------------------------           ALL OTHER
NAME AND                                                                           SALARY               BONUS          COMPENSATION
PRINCIPAL POSITION                                                                 ($) (1)               ($)              ($) (3)
------------------------------------------------------------------------           -------              ------            -------
Anthony Jenkins, .......................................................           197,884              59,938              9,113
Chief Executive Officer and President

William McGann, Ph.D., .................................................           122,786              37,224              6,783
Vice President, Research and Development

Andrew Hawes, ..........................................................           122,736              37,210              6,780
Vice President, Finance and Chief Financial Officer

Paul Eisenbraun, .......................................................           199,076(2)              -0-              7,719
Vice President, Sales, Marketing & Service

Walter Kopek, ..........................................................           109,977              33,265              2,785
Vice President, Operations

-----------
(1) Salaries for fiscal year 2002 are as follows: Jenkins - $255,000; McGann - $150,000; Hawes - $150,000; Eisenbraun - $160,000; and Kopek - $150,000.
(2)  This figure includes sales commissions of $89,974.
(3) These amounts are comprised as follows: Jenkins - $8,450 contribution to 401(k) and $663 life insurance premiums; McGann -- $6,140 contribution to 401(k) and $643 life insurance premiums; Hawes - $6,137 contribution to 401(k) and $643 life insurance premiums; Eisenbraun - $7,138 contribution to 401(k) and $581 life insurance premiums; and Kopek - $2,200 contribution to 401(k) and $585 life insurance premiums.

     No individual grants of stock options or any other long-term compensation awards were made during 2001 to the executive officers named on the Summary Compensation Table. On February 12, 2002, an option for 15,000 shares of common stock with an exercise price of $1.67 per share and a term of eight years was granted to Mr. Kopek. On June 11, 2002, an option for 18,774 shares of common stock with an exercise price of $100.47 per share and an expiration date of January 24, 2010 was granted to each of Mr. Jenkins, Mr. McGann, Mr. Hawes and Mr. Eisenbraun. On June 11, 2002 an option for 4,150 shares of common stock with an exercise price of $100.47 per share and an expiration date of January 24, 2010 was granted to Mr. Kopek.

     No executive officer named in the Summary Compensation Table exercised options during the last fiscal year or held any unexercised options at the fiscal year-end.

EMPLOYMENT AGREEMENTS WITH EXECUTIVES

     We have employment agreements dated as of January 25, 2000, as amended effective October 2000 and as amended and restated effective June 2002, with Anthony Jenkins, William McGann, Andrew Hawes and Paul Eisenbraun. The agreements are all similar, and differ from each other primarily as described in this section. The executives are employed pursuant to the agreements in the following positions: Mr. Jenkins - President; Mr. McGann - Vice President, Research and Development; Mr. Hawes - Secretary and Vice President, Finance; and Mr. Eisenbraun - Vice President, Sales and Marketing. The initial term of each agreement is five years, unless earlier terminated. Beginning January 25, 2005, on each subsequent January 25th the term will be extended for one additional year, unless either party gives the other 90-day notice. Pursuant to Mr. Jenkins' agreement, as long as he is employed with us, we agree to use our best efforts to elect him to the board.

     Each agreement provides a base salary for the executive, which is subject to annual discretionary review by the board. Under each agreement, we agreed to grant two types of options to the executive as of January 25, 2000, the Promote Options and the Performance Options. For each executive, the number of shares of common stock to be subject to each type of option are as follows: Promote Options - 14,082.75 shares and Performance Options - 18,774 shares.

     The termination of the executive's employment will end the agreement's term, if the employment termination is (i) due to the executive' death or disability, (ii) by us for cause (as defined in the agreement), or (iii) by the executive with 30 days notice. Under each agreement, if payments to the executive (whether or not made pursuant to the agreement) are subject to an excise tax imposed by Section 4999 of the Internal Revenue Code, we will pay the executive an additional amount to make him whole for the imposition of the excise tax.

     During the period of each executive's employment, and for three years following his termination of employment, the executive is subject to noncompetition and nonsolicitation requirements. The executive is also subject to continuing confidentiality requirements.

ION TRACK, INC. 1999 AMENDED AND RESTATED STOCK OPTION PLAN (THE 1999 PLAN)

     GENERAL

     The 1999 Plan, approved by our board of directors and shareholders, provides that the board may administer the 1999 Plan itself or appoint a committee to administer the 1999 Plan. Concurrently with the consummation of this offering, the board will appoint a committee to administer the 1999 Plan. Until then, the board will continue to perform all administrative functions, including those which the 1999 Plan permits a committee to perform. Accordingly, when this section describes an action which can be performed by the committee, if the action occurred prior to the consummation of this offering, the action will have been performed by the board. Subject to the terms of the 1999 Plan, the committee may select participants to receive awards and determine the terms and conditions of awards. The committee is also authorized to interpret the provisions of the 1999 Plan.

     SHARES AVAILABLE FOR AWARDS

     A total of 229,556 shares of our common stock were reserved for the grant or settlement of awards under the 1999 Plan. Of this total, 113,031 shares are designated for grant pursuant to Promote Options (which vest based upon the passage of time) to purchase shares of stock, and Promote Options covering 95,081 shares have been granted. As of June 11, 2002, 17,950 shares are available for grant pursuant to Promote Options. 116,525 shares are designated for grant pursuant to Performance Options (which vest based upon the passage of time) to purchase shares of stock and Performance Options covering 100,000 shares have been granted. As of June 11, 2002, 16,525 shares are available for grant pursuant to Performance Options. Upon certain forfeitures and other terminations of awards, the shares of common stock with respect to an award become available again for future awards. Shares repurchased by us from a participant following the participant's termination of employment or service will also be available for future awards granted under the 1999 Plan. In connection with corporate transactions, the committee can equitably adjust the number of reserved shares and the number of shares subject to outstanding awards in order to prevent any increase or decrease in the rights of participants.

     ELIGIBILITY

     Awards may be made under the 1999 Plan to our officers and employees and those of our subsidiaries, as determined by the committee.

    OPTIONS

     The only type of award permitted by the 1999 Plan is the granting of Promote Options and Performance Options to purchase shares of our common stock. All options granted must be "nonqualified stock options" that do not qualify as incentive stock options under the Internal Revenue Code of 1986, as amended (the
Code). The 1999 Plan provides that the per share exercise price of each option can not be less than 100% of the fair market value of our common stock on the date of grant.

     The term of each stock option is fixed by the committee and may not exceed 10 years from the date of grant. Unless the committee determines otherwise, twenty-five percent of each Promote Option generally vests and becomes exercisable on each of the first four anniversaries of the date of the grant of the option (unless such vesting is accelerated by the committee). For Promote Options, January 25, 2000 is treated as the date of grant for vesting purposes. Unless the committee determines otherwise, 25% of each Performance Option generally vests and becomes exercisable on each of the first four anniversaries of the date of grant of such option (unless such vesting is accelerated by the committee). If the committee so decides (either at the time of option grant or otherwise), a participant can make an early exercise of an option which is not otherwise vested and exercisable. Upon an early exercise of an option, the participant acquires restricted shares of common stock, and the restrictions on the acquired restricted stock will lapse on the same schedule as the option would have vested.

     The 1999 Plan provides that, upon termination of a participant's employment for any reason, the participant's unvested options terminate immediately. If a participant's employment is terminated by us for cause or terminated voluntarily by the participant, the participant's vested options terminate immediately. A participant's vested options may be exercised for a period of six months following termination of employment due to the participant's death or disability. A participant's vested options may be exercised for a period of three months following termination of employment for any other reasons. In general, a participant may pay the exercise price of an option by cash, check, by tendering shares of our common stock which the participant has held at least six months, or, in the discretion of the committee, by authorizing the withholding by us of shares which would otherwise be delivered to the participant upon exercise of the option.

     OUR REPURCHASE RIGHT

     Following the termination of a participant's employment for any reason prior to an initial public offering of our common stock, we have the right, but not the obligation, to purchase any shares of common stock acquired by the participant pursuant to an option. The purchase price is determined in accordance with the provisions of the 1999 Plan.

     COMPANY'S RIGHT OF FIRST REFUSAL

     Unless otherwise determined by the committee, the right of a participant to dispose of shares of our common stock with respect to which restrictions have lapsed prior to an initial public offering is conditioned upon the participant's first offering us the opportunity to purchase the shares.

     TRANSFERABILITY

     In general, options granted under the 1999 Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution.

     AMENDMENT OR TERMINATION OF THE 1999 PLAN

     The board may terminate or amend the 1999 Plan at any time and for any reason. The 1999 Plan will automatically terminate on September 20, 2010. Amendments to the 1999 Plan will be submitted for stockholder approval to the extent required to comply with applicable laws.

BENEFITS UNDER THE 1999 PLAN

     Each of the following employees has been granted a Promote Option for 14,082.75 shares of our common stock and a Performance Option for 18,774 shares of our common stock: Anthony Jenkins, Chief Executive Officer and President; William McGann, Vice President, Research and Development; Andrew Hawes, Vice President, Finance and Chief Financial Officer; and Paul Eisenbraun, Vice President, Sales, Marketing & Service. Walter Kopek, Vice President, Operations, has been granted Promote Options for 18,000 shares of our common stock and a Performance Option for 4,150 shares of our common stock. We have granted to other employees Promote Options for an aggregate of 24,150 shares of our common stock and Performance Options for an aggregate of 20,754 shares of our common stock. Because participation in, and the awards under, the 1999 Plan are subject to the discretion of the committee, the benefits or awards that will be received by any participant or groups of participants in the future are not currently determinable.

ION TRACK, INC. 2002 STOCK COMPENSATION PLAN (THE 2002 PLAN)

     On                     , 2002, we adopted, and on                         ,
2002, our stockholders approved, our 2002 Stock Compensation Plan, effective as
of                         , 2002.

     SHARES AVAILABLE FOR AWARDS

     We have reserved for issuance under the 2002 Plan a maximum of shares of our stock. If an award granted under the 2002 Plan expires or is terminated, the shares underlying that award will be available again under the 2002 Plan. In no event may the total number of shares of our stock subject to awards awarded to any participant during any tax year of Ion Track exceed
           shares. No more than            of the reserved shares will be made
subject to awards other than options. The numbers in this paragraph are subject to adjustment for any change in our capitalization and for certain corporate transactions.

     ELIGIBILITY

     Awards may be granted to our employees or employees of our subsidiaries, including officers and directors who are employees, to nonemployee directors, and to nonemployee service providers and consultants us or our subsidiaries.

     TYPES OF AWARDS

     The 2002 Plan provides generally for the grant of four types of awards: stock options, restricted stock, stock bonuses and phantom stock. These awards are discussed in more detail below. In addition, the committee has discretion to make other awards valued in whole or in part by reference to, or otherwise based on, our common stock.

     STOCK OPTIONS. Options granted under the 2002 Plan may be options which qualify as incentive stock options under section 422 of the Internal Revenue Code or options which do not qualify as incentive stock options (referred to as nonqualified options). The award will be evidenced by an award agreement that specifies the exercise price, duration of the option, the number of shares to which the option pertains, termination and transferability rights and other provisions as the committee may determine to be appropriate. Unless otherwise determined by the committee, the exercise price per share under an option will be equal to the fair market value (as defined in the 2002 Plan) of a share on the date of the option's grant. No option may be exercised later than the tenth anniversary date of its grant.

     RESTRICTED STOCK AWARD. The committee may grant restricted stock awards, subject to such restrictions, terms and conditions, as the committee may determine in its sole discretion and as may be evidenced by the applicable award agreements. The lapsing of the restrictions on a restricted stock award may be conditioned upon the completion of a specified period of employment or service, upon the attainment of specified performance goals (such as those described below), and/or upon such other criteria as the committee may determine in its sole discretion. Each agreement with respect to a restricted stock award will set forth the amount (if any) to be paid by the participant with respect to the award and when and under what circumstances such payment is required to be made.

     STOCK BONUS AWARD. The committee may grant a bonus in the form of unrestricted stock.

     PHANTOM STOCK

     The committee may grant a phantom stock award. Such an award gives the right to receive our common stock at a future date, subject to restrictions imposed by the committee, as evidenced by the applicable award agreement. The lapsing of the restrictions on a phantom stock award may be conditioned upon the completion of a specified period of employment or service, upon the attainment of specified performance goals (such as those described below), and/or upon such other criteria as the committee may determine in its sole discretion.

     PERFORMANCE GOALS

     In the event that the committee grants an award (other than an award of an option) that is intended to constitute qualified performance-based compensation within the meaning Section 162(m) of the Internal Revenue Code, the following rules will apply:

     (1) payments under the award will be made solely on account of the attainment of one or more objective performance goals established in writing by the committee not later than the date on which 25% of the period of service to which the performance award relates has elapsed;

     (2) the performance goal(s) to which the award relates may be based on one or more of the following business criteria applied to Ion Track, a subsidiary, a business unit, product line or any combination thereof, as determined by the committee in its sole discretion:

     o    return on equity;

     o    earnings per share;

     o    net income (before or after taxes);

     o earnings before all or any of interest, taxes, depreciation and/or amortization (EBIT or EBITDA);

     o    operating income;

     o    cash flow;

     o    return on assets;

     o    market share;

     o    cost reduction goals or levels of expenses, costs or liabilities;

     o    earnings from continuing operations; or

     o any combination of one or more of the foregoing over a specified period; and

     (3) the performance goal(s) may be expressed in terms of attaining a specified level of the particular criteria, the attainment of a percentage increase or decrease in the particular criteria, or may be applied to the performance of Ion Track, a subsidiary, a business unit, product line, or any combination thereof, relative to a market index, a group of other companies (or their subsidiaries, business units or product lines), or a combination thereof, all as determined by the committee in its sole discretion.

     Termination of Employment

     Unless the applicable agreement provides otherwise or the committee in its sole discretion determines otherwise, upon termination of the participant's employment or service with the Company and its subsidiaries for any reason other than "cause" (as defined in the 2002 Plan), the portions of outstanding options granted to the participant that are vested and exercisable as of the date of the termination of employment or service will generally remain vested exercisable for a period of thirty (30) days (one (1) year if such termination is as a result of death, disability or retirement) and will then terminate. Similarly, any payment or notice provided for under the terms of any other outstanding award with respect to the portion that is vested as of the date of termination of employment or service generally may be given for a period of thirty (30) days (one (1) year if such termination is as a result of death, disability or retirement) and can not be given thereafter.

     All portions of outstanding options granted to the participant which are not exercisable as of the date of the termination of employment or service, and all portions of any other outstanding award which are not vested as of the date of the termination of employment or service, will terminate upon the date of the termination of employment or service.

     Unless the applicable agreement provides otherwise or the committee in its sole discretion determines otherwise, if the participant's employment or service is terminated by us or our subsidiaries for "cause", all outstanding options granted to the participant, whether or not they are exercisable as of the date of such termination of employment or service, and any other outstanding award (including any restricted stock award), whether or not it is vested as of the date of the termination of employment or service, will in each case terminate upon the date of the termination of employment or service.

     EFFECT OF CHANGE IN CONTROL

     Unless the applicable agreement provides otherwise, in the event of a Change of Control (as defined in the 2002 Plan):

     o any award carrying a right to exercise that was not previously exercisable and vested will become fully exercisable and vested; and

     o the restrictions, deferral limitations, payment conditions, and forfeiture conditions applicable to any other award granted under the 2002 Plan will lapse and the awards will be deemed fully vested, and any performance goals imposed with respect to awards will be deemed to be fully achieved.

     AMENDMENT OR TERMINATION OF THE 2002 PLAN

     The board of directors may, at any time, amend, suspend or terminate the 2002 Plan, except that stockholder approval is required if it is needed to satisfy section 162(m) or 422 of the Internal Revenue Code, other applicable law or applicable stock exchange requirements. No such action can, without the written consent of the affected participant, adversely affect the participant's rights under an outstanding award.

     ADMINISTRATION OF THE 2002 PLAN

     The 2002 Plan will be administered by a committee appointed by our board of directors. To the extent necessary to satisfy applicable legal requirements, each member of the committee will be a "nonemployee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an "outside director" (within the meaning of section 162(m) of the Internal Revenue Code). The committee will have the authority, subject to the provisions of the 2002 Plan, to determine the persons to whom awards will be granted, the type of award to be granted, the number of shares to be made subject to an award (if applicable), the exercise price of an award (if applicable), and all other terms and conditions of the awards under the 2002 Plan. The committee also has general authority to interpret the 2002 Plan, to prescribe, amend and rescind rules and regulations relating to the 2002 Plan and to make all other determinations deemed necessary or advisable for the administration of the 2002 Plan.

     The committee may, in its sole discretion, without amendment to the 2002 Plan, (a) accelerate the date on which any option granted under the 2002 Plan becomes exercisable, waive or amend the operation of 2002 Plan provisions respecting exercise after termination of employment or otherwise adjust any of the terms of such option, and (b) accelerate the vesting date, or waive any condition imposed under the 2002 Plan, with respect to any share of restricted stock or other award, or otherwise adjust any of the terms applicable to any such award. However, no such committee action may, without the written consent of the affected participant, adversely affect an outstanding award of the participant.

     Subject to applicable law, the committee may delegate all or any part of its authority under the 2002 Plan to an employee, employees or committee of employees. Under the 2002 Plan, our board of directors will have sole authority, unless expressly delegated to the committee, to grant awards to our nonemployee directors.

     BENEFITS UNDER THE 2002 PLAN

     Future grants under the 2002 Plan will be made at the discretion of the committee and, accordingly, are not yet determinable. In addition, benefits under the 2002 Plan will depend on a number of factors, including the fair market value of our common stock on future dates and the exercise decisions made by the participants. Consequently, it is not possible to determine the benefits that might be received by participants receiving discretionary grants under the 2002 Plan.

ION TRACK, INC. EXECUTIVE INCENTIVE BONUS PLAN (THE BONUS PLAN)

     ADMINISTRATION

     No later than the completion of this offering, the Bonus Plan will be administered by the compensation committee of the board (the committee), which will consist, unless otherwise determined by the board of directors, solely of not less than two members who will be "outside directors" within the meaning of
Section 162(m) of the Internal Revenue Code. Until the board has appointed the committee, the board will serve as the committee.

     ELIGIBILITY

     Awards under the Bonus Plan may be granted to executives who are selected by the committee in its sole discretion. The Bonus Plan is intended to address the limitations on the deductibility imposed by Section 162(m) on the compensation payable to our chief executive officer and the next four most highly compensated executives. The committee will select as participants only those executives whose compensation it deems likely to be covered by Section 162(m).

     PERFORMANCE OBJECTIVE ATTAINMENT GENERALLY REQUIRED FOR AWARD PAYMENT

     The Bonus Plan provides for the payment of awards to participants if, and only to the extent that, goals established by the committee are met with respect to the appropriate applicable performance period (the performance period); provided, however, that, with respect to calendar year 2002, discretionary awards may be made in accordance with the version of the Bonus Plan which has been established for the year ending December 31, 2002. The performance periods will be calendar years, or such longer periods as the committee may determine.

     PERFORMANCE OBJECTIVES

     The committee will determine annual business and personal performance objectives (the Objectives) in writing. Except with respect to the 2002 calendar year, that determination will be made on or prior to the date on which 25% of a performance period has elapsed. The Objectives may include any or all of the following: earnings per share; revenue; net sales; operating income; earnings before all or any of interest, taxes, depreciation and/or amortization (EBIT or EBITDA); inventory turns; cash flow; working capital; return on equity; return on assets; market share; sales (net or gross) measured by product line, territory, customer(s), or other category; earnings from continuing operations; net worth; levels of expense, cost or liability by category, operating unit or any other delineation; or any increase or decrease of one or more of the foregoing over a specified period. Such Objectives may relate to our performance, the performance of a business unit, product line, territory, or any combination thereof. The committee may at its discretion make appropriate adjustments to business Objectives to reflect the impact of extraordinary items not reflected in such objectives.

     COMMITTEE CERTIFICATION OF BUSINESS OBJECTIVE ATTAINMENT

     Before any awards for a particular performance period can be paid to participants, the committee must certify the extent to which the Objectives have been attained.

     AWARDS

     Awards will be paid in cash or in shares of our common stock which are reserved under the 2002 Stock Compensation Plan. In no event will payment in respect of awards granted for a performance period be made to a participant in
an amount that exceeds, on an annual basis, $          . Discretionary awards
may be made with respect to calendar year 2002, but, with respect to subsequent performance periods, in no event may the committee increase at its discretion the amount of an award payable to a participant upon attainment of the specified performance factors.

     TERMINATION OF EMPLOYMENT

     Unless otherwise provided by the committee, a participant must be actively employed by us at the end of the performance period in order to be eligible to receive his or her award. Unless otherwise provided by the committee, if a participant's employment is terminated as result of death, disability or voluntary retirement with our consent prior to the end of the performance period, the participant will receive a pro rata portion of his or her award that he or she would have received with respect to the applicable performance period, which will be payable at such time that awards are payable to other participants. Unless otherwise provided by the committee in connection with specified terminations of employment, if a participant's employment terminates for any reason, other than death, disability or retirement with our consent, prior to the end of a performance period, no award shall be payable to such participant with respect to such performance period.

     CHANGE IN CONTROL

     Unless otherwise determined by the committee at the time of the grant of an award, in the event of a change in control (as defined in the Bonus Plan), we will pay to the participant, as soon as practicable following the change in control, the sum of (x) any earned but unpaid award for any prior Performance Period and (y) a pro rata portion to the date of change in control, of the aggregate value of all awards granted to such participant for the then uncompleted Performance Period, calculated as to each such award by multiplying the award that the participant would have earned on the last day of the Performance Period, assuming the achievement, at the target level, of the individual and corporate performance factors established with respect to such award, by the fraction obtained by dividing the number of days from the beginning of the Performance Period through the date of the change in control by the total number of days contained in the Performance Period.

     AMENDMENTS TO OR TERMINATION OF THE BONUS PLAN

     We reserve the right to revise or terminate the Bonus Plan at any time during or after a Performance Period.

     BENEFITS UNDER THE BONUS PLAN

     Inasmuch as benefits under the Bonus Plan will be determined by the committee and performance goal criteria may vary from year to year and from participant to participant, benefits to be paid under the Bonus Plan are not determinable at this time.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
OFFICERS

     Concurrently with the consummation of this offering, we will adopt an amended and restated certificate of incorporation and by-laws. As permitted by the Delaware General Corporation Law, or DGCL, our proposed forms of amended and restated certificate of incorporation and by-laws provide that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as it now exists or as it may be amended. As of the date of this prospectus, the DGCL permits limitations of liability for a director's breach of fiduciary duty other than liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our proposed form of amended and restated certificate of incorporation provides that we shall indemnify all of our directors, officers, employees and agents for acts performed on our behalf in such capacity.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

INDEMNIFICATION AGREEMENT

     Concurrently with the consummation of this offering, we expect to enter into an indemnification agreement with each of our directors and officers. The indemnification agreement will provide that the director or officer will be indemnified to the fullest extent not prohibited by law for claims arising in such person's capacity as a director or officer no later than 30 days after written demand. The agreement will also provide that in the event of a change of control, we would seek legal advice from a special independent counsel selected by the officer or director and approved by us, who has not performed services for either party for 5 years, to determine the extent to which the officer or director would be entitled to an indemnity under applicable law. Also, in the event of change of control or a potential change of control we would, at the officer's or director's request, establish a trust in an amount equal to all reasonable expenses anticipated in connection with investigating and preparing to defend any claim. We believe that these agreements are necessary to attract and retain skilled management with experience relevant to our industry.

SHAREHOLDERS AGREEMENT

     We entered into a shareholders agreement, dated as of January 25, 2000, among us, Castle Harlan Partners and certain other stockholders, which was amended on October 17, 2000. The shareholders agreement as amended provides that if we propose to register any of our securities under the Securities Act of 1933, as amended, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, shares of common stock owned by them as of January 25, 2000 in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration and, in some cases, including this offering, exclude these shares entirely. In addition, the holders of these shares may require us, at our expense and generally on not more than three occasions, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders of these shares may require us, on multiple occasions and at our expense, to register their shares on Form S-3 under the Securities Act when we become eligible to register securities on Form S-3.

     The shareholders agreement provides that our board of directors shall consist of up to ten members and (i) Castle Harlan Partners may designate up to eight such board members; (ii) the management shareholders (which consist of Anthony Jenkins, Andrew Hawes, William McGann and Paul Eisenbraum) are entitled to designate one board member for so long as the management stockholders and their permitted transferees own at least 50% of the shares of common stock that the management stockholders owned immediately following our recapitalization; and (iii) TGE Group Limited is entitled to designate one board member for so long as TGE Group Limited and its permitted transferees own a specified percentage of our issued and outstanding common stock, as set forth in the shareholders agreement.

     The shareholders agreement also provides for transfer restrictions on the transfer of shares of common stock and preferred stock and rights of first refusal in certain cases. In addition, the agreement provides that in the event that Castle Harlan Partners or any of its permitted transferees proposes to transfer shares of common stock or preferred stock to a third party pursuant to a bona fide offer, Castle Harlan Partners or such permitted transferee may require each of the stockholders who are party to the agreement to sell a proportionate amount of its common stock and preferred stock. The agreement also provides if Castle Harlan Partners or a permitted transferee proposes to transfer any of its shares of common stock or preferred stock to a third party, it shall include the other stockholders who are party to the agreement, on a proportionate basis. If a management shareholder's employment is terminated, such management shareholder's shares of common stock and preferred stock will be offered to us and if we decline to purchase their shares, then Castle Harlan Partners will be offered the right to purchase such shares.

     The shareholders agreement also provides that if we issue, sell or distribute equity securities (or options, warrants or similar rights to acquire equity securities) other than pursuant to an underwritten public offering under the Securities Act of 1933, as amended, a stock dividend or a compensation plan,
(i) Castle Harlan Partners shall be entitled to participate in such issuance, sale or distribution on a pro rata basis; and (ii) TGE Group Limited shall be entitled to participate on a pro rata basis with respect to issuances, sales or distributions of common stock and if TGE Group Limited is still entitled to designate a board member, it shall also be entitled to participate on a pro rata basis with respect to issuances, sales or distributions of preferred stock. The shareholder agreement also restricts us from paying dividends on our common stock for so long as any shares of preferred stock are outstanding.

     The term of the shareholders agreement is for a period of thirty years or until the earlier to occur of (i) the consummation of an underwritten public offering as a result of which at least 33.33% of the issued and outstanding shares of our common stock are registered under the Securities Act; and (ii) the date upon which more than 50% of the issued and outstanding shares of our common stock are held by persons other than Castle Harlan Partners, TGE Group Limited, the management stockholders and their eligible transferees.

REGISTRATION RIGHTS AGREEMENT

     We entered into a registration rights agreement, dated September 12, 2001, between us and Castle Harlan Partners relating to registrable securities consisting initially of 478 shares of Series C Preferred Stock and the shares of stock issuable upon conversion. The registration rights agreement provides that if we propose to register any of our equity or capital securities under the Securities Act, either for our own account or for the account of others, the holders of the registrable securities are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration and, in some cases, including this offering, exclude these shares entirely. In addition, the majority holders of the registrable securities may require us, at our expense and on three (or in certain cases four) occasions, to file a registration statement under the Securities Act with respect to their registrable securities and we will be required to use our best efforts to effect the registration. Further, the majority holders of these shares may require us, at our expense, to register their shares on Form S-3 under the Securities Act when we become eligible to register securities on Form S-3.

RECAPITALIZATION

     On December 23, 1999, we entered into a Recapitalization and Stock Purchase Agreement with Castle Harlan Partners, four members of senior management (Anthony Jenkins, Andrew Hawes, William McGann and Paul Eisenbraun) and TGE Group Limited. As part of the recapitalization (giving effect to a subsequent 100,000-for-1 stock split), we repurchased approximately 9,850,542 shares of the 10,000,000 then outstanding shares of our common stock held by TGE Group Limited for approximately $16.5 million, issued and sold approximately 28,023 shares of common stock for $46,875 to each of the four members of management (for a total of 112,092 shares and $187,500), and issued and sold approximately 485,739 shares of common stock for $812,500 and 10,200,000 shares of Series A Preferred Stock for $10.2 million to Castle Harlan Partners. Prior to giving effect to the above repurchase and sales, we sold Delta F Corporation, our wholly-owned subsidiary, to a company owned by stockholders of TGE Group Limited, and sold the net assets of our Qualitek operating division to a wholly owned subsidiary of TGE Group Limited, we acquired from a company wholly-owned by TGE Group Limited an operating division in our primary line of business for $1.12 million and we paid cash dividends totaling $7.4 million to TGE Group Limited. Concurrently with these transactions, we entered into a $15.5 million senior term loan facility and a $4.5 million senior revolving credit facility with a bank. We used $15.5 million of proceeds from the senior term loan facility and $1.9 million of the senior revolving credit facility to partially finance the recapitalization. Immediately after the recapitalization, Castle Harlan Partners, TGE Group Limited and the four members of senior management collectively owned 65%, 20% and 15%, respectively, of our outstanding common stock. On June 23, 2000, we changed our name from TG Group Inc. to Ion Track, Inc. and effected the above mentioned 100,000-for-1 stock split.

AMENDED AND RESTATED VOTING TRUST AGREEMENT

     On January 25, 2000, we entered into a voting trust agreement which was amended and restated on March 15, 2000 with certain of our stockholders (certain affiliates of Castle Harlan Partners and our directors and officers) and Leonard
M. Harlan, as Voting Trustee, as part of our recapitalization. Each stockholder who is a party to the voting trust agreement is required to transfer and assign to the Voting Trustee all of his currently owned or after-acquired shares of our stock entitled to vote in the election of directors and deposit with the Voting Trustee the certificates for such shares, to be held in trust for the stockholders. Each stockholder who is a party to the voting trust agreement is also required to cause any transferee of such shares to become bound by the terms of the voting trust agreement. The Voting Trustee is entitled, in his sole discretion, to exercise in respect to any of the deposited shares all rights and powers, including the right to vote, in the same manner as if he were the absolute owner of such stock. The voting trust agreement terminates upon the earlier to occur of (i) a consummated underwritten public offering which results in at least 50% of our issued and outstanding common stock being registered under the Securities Act of 1933 and (ii) Castle Harlan Partners obtaining no less than a 30% per annum (compounded annually) return on its total cash investment in us.

FINANCIAL ADVISORY SERVICES AGREEMENT

     We currently have a financial advisory services agreement with Castle Harlan, Inc. pursuant to which we pay Castle Harlan, Inc. management fees in return for management and financial advisory services. In 2001, we recognized a total of $488,000 of expenses related to this agreement. We intend to terminate this agreement concurrently with the consummation of this offering. A restructuring transaction and advisory fee of $2.0 million will be paid to Castle Harlan, Inc. if this offering is completed.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     This table presents information concerning the beneficial ownership of shares of our common stock as of June 11, 2002, excluding the common stock issuable upon the conversion of our Series C Preferred Stock. The table also contains information about beneficial ownership, as adjusted to reflect the sale of common stock in this offering, the redemption of 458 shares of our outstanding Series C Preferred Stock and the conversion of 20 shares of our Series C Preferred Stock into 11,976 shares of common stock assuming:

     o    852,639 shares of common stock outstanding as of June 11, 2002 and shares outstanding immediately following completion of this offering; and

     o    no exercise of the underwriters' over-allotment option.

     Specifically, the table reflects the beneficial ownership information about:

     o each person, entity or group we know to be the beneficial owner of 5% or more of the outstanding shares of common stock;

     o    each stockholder selling shares in this offering;

     o each of our executive officers listed in the summary compensation table;

     o    each of our directors; and

     o    all of our executive officers and directors as a group.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of June 11, 2002 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

     Unless indicated below, the address of each individual listed below is c/o Ion Track, Inc., 205 Lowell Street, Wilmington, Massachusetts 01887.

                                                              SHARES                             SHARES
                                                           BENEFICIALLY                       BENEFICIALLY
                                                          OWNED PRIOR TO                       OWNED AFTER
                                                           THE OFFERING         NUMBER OF      THE OFFERING
                                                       ---------------------  SHARES BEING --------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                     NUMBER     PERCENT      OFFERED    NUMBER     PERCENT
-----------------------------------------              ----------  ---------  ------------ --------    --------
Castle Harlan Partners III, L.P. (1)
  150 East 58th Street
  New York, New York 10155. .........................   456,039       53.5%
Leonard M. Harlan (2) ...............................   224,388       26.3%
Embassy & Co. (18) ..................................   149,458       17.5%
SUK BOF III Nominees Ltd. (3) .......................    94,191       11.0%
Anthony Jenkins (4)(5)(17) ..........................    51,493        6.0%
Andrew Hawes (4)(6)(17) .............................    51,493        6.0%
Paul Eisenbraun (4)(7)(17) ..........................    51,493        6.0%
William J. McGann (4)(17) ...........................    51,493        6.0%
Affiliates of Castle Harlan Partners III, L.P. (8) ..    29,700        3.5%
Meggitt Properties plc (9) ..........................    22,974        2.7%
J.K. Lars McBride (10) ..............................    15,316        1.8%
John Cope (11) ......................................    15,316        1.8%
Gordon Wasserman (4) ................................     7,473         *                                  *
Donald Blinken (4) ..................................     7,473         *                                  *
Albert V. Casey (4) .................................     7,473         *                                  *
Walter Kopek (4)(17) ................................     5,075         *                                  *
Intermediate Capital Group plc. (12) ................     4,825         *
Howard D. Morgan (13) ...............................     4,741         *
Alan G. Retter (4)(17) ..............................     2,557         *                                  *
Braydeal Ltd. .......................................       370         *
Benjamin S. Sebel (14) ..............................       336         *                                  *
Intermediate Capital Ltd. (15) ......................       322         *
Alpinvest Mezzanine BV. (16) ........................       214         *
All executive officers and directors
  as a group (12) persons) ..........................   279,728       31.4%

-----------
*    Represents less than 1% of the common stock outstanding.

(1) John K. Castle and Leonard M. Harlan are the controlling stockholders of Castle Harlan Partners III, G.P., Inc., the general partner of the general partner of Castle Harlan Partners, and as such, each of them may be deemed to be a beneficial owner of the shares owned by Castle Harlan Partners. Both Mr. Castle and Mr. Harlan disclaim beneficial ownership of the shares in excess of their respective pro rata partnership interests in Castle Harlan Partners and its affiliates and any shares held by them individually.

(2) Includes 1,510 shares of common stock held by Mr. Harlan, 800 shares of common stock held by Castle Harlan Associates III, L.P. and 222,078 shares of common stock held by entities and persons related to Castle Harlan Partners, our management and certain other individuals, the voting of which Leonard M. Harlan may direct pursuant to the Amended and Restated Voting Trust Agreement, under which Mr. Harlan acts as voting trustee. All such shares may be deemed to be beneficially owned by Mr. Harlan. Mr. Harlan disclaims beneficial ownership of the shares subject to the Amended and Restated Voting Trust Agreement, other than 2,310 shares of common stock.

(3) Pursuant to an Escrow Agreement, dated as of January 25, 2000, among Castle Harlan Partners, Delta F Corporation, Delta F Holdings Corporation, TGE Group Limited, us and State Street Bank and Trust Company, N.A. (as escrow agent), 91,916 shares of common stock have been delivered to the escrow agent and registered to Embassy & Co., as nominee of the escrow agent.

(4) Pursuant to the Amended and Restated Voting Trust Agreement, dated as of March 15, 2000, all shares of common stock have been transferred and assigned to Leonard M. Harlan, as voting trustee.

(5) Includes 4,000 shares of common stock held by Mr. Jenkins' children, the voting of such shares Leonard M. Harlan may direct pursuant to the Amended and Restated Voting Trust Agreement, under which Mr. Harlan acts as voting trustee.

(6) Includes 6,000 shares of common stock held by Mr. Hawes' children, the voting of such shares Leonard M. Harlan may direct pursuant to the Amended and Restated Voting Trust Agreement, under which Mr. Harlan acts as voting trustee.

(7) Includes 8,000 shares of common stock held by Mr. Eisenbraun's children, the voting of such shares Leonard M. Harlan may direct pursuant to the Amended and Restated Voting Trust Agreement, under which Mr. Harlan acts as voting trustee.

(8)  Includes 7,476, 7,622, 1,736, 3,020, 1,510, 1,543, 331, 331, 441, 441, 265
     and 4,411 shares of common stock held by Castle Harlan Offshore Partners III, L.P., Castle Harlan Affiliates III, L.P., Frogmore Forum Family Fund LLC, Branford Castle Holdings Inc., Leonard M. Harlan, Howard Weiss, Michael D. Weiss Trust, Marc A. Weiss Trust, Sylvia Rosen, David B. Pittaway, Benjamin S. Sebel and MZ Associates, LLC, respectively. Each is an affiliate of Castle Harlan Partners. Also includes 441 shares of common stock held by Jonathan I. Mark and 132 shares of common stock held by Alexander G. Earls, former affiliates of Castle Harlan Partners.

(9) Pursuant to an Escrow Agreement, dated as of January 25, 2000, among Castle Harlan Partners, Delta F Corporation, Delta F Holdings Corporation, TGE Group Limited, us and State Street Bank and Trust Company, N.A. (as escrow agent), 22,419 shares of common stock have been delivered to the escrow agent and registered to Embassy & Co., as nominee of the escrow agent.

(10) Includes 370 shares of common stock held by Braydeal Limited, of which Mr. McBride is the sole equity holder and 14,946 shares of common stock registered to Embassy & Co., as nominee of the escrow agent State Street Bank and Trust Company, N.A., pursuant to an Escrow Agreement, dated as of January 25, 2000.

(11) Pursuant to an Escrow Agreement, dated as of January 25, 2000, among Castle Harlan Partners, Delta F Corporation, Delta F Holdings Corporation, TGE Group Limited, us and State Street Bank and Trust Company, N.A. (as escrow agent), 14,946 shares of common stock have been delivered to the escrow agent and registered to Embassy & Co., as nominee of the escrow agent.

(12) Pursuant to an Escrow Agreement, dated as of January 25, 2000, among Castle Harlan Partners, Delta F Corporation, Delta F Holdings Corporation, TGE Group Limited, us and State Street Bank and Trust Company, N.A. (as escrow agent), 4,708 shares of common stock have been delivered to the escrow agent and registered to Embassy & Co., as nominee of the escrow agent.

(13) Includes 4,411 shares of common stock held by MZ Associates, LLC which have been transferred and assigned to Leonard M. Harlan, as voting trustee and 141 and 189 shares of common stock held by Castle Harlan Associates III, L.P., and Castle Harlan Affiliates III, L.P., respectively. Mr. Morgan is a limited partner of Castle Harlan Associates III, L.P., which is the sole general partner of Castle Harlan Partners.

(14) Includes 265 shares of common stock which have been transferred and assigned to Leonard M. Harlan, as voting trustee and 71 shares of common stock held by Castle Harlan Associates III, L.P. Mr. Sebel is a limited partner of Castle Harlan Associates III, L.P., which is the sole general partner of Castle Harlan Partners.

(15) Pursuant to an Escrow Agreement, dated as of January 25, 2000, among Castle Harlan Partners, Delta F Corporation, Delta F Holdings Corporation, TGE Group Limited, us and State Street Bank and Trust Company, N.A. (as escrow agent), 314 shares of common stock have been delivered to the escrow agent and registered to Embassy & Co., as nominee of the escrow agent.

(16) Pursuant to an Escrow Agreement, dated as of January 25, 2000, among Castle Harlan Partners, Delta F Corporation, Delta F Holdings Corporation, TGE Group Limited, us and State Street Bank and Trust Company, N.A. (as escrow agent), 209 shares of common stock have been delivered to the escrow agent and registered to Embassy & Co., as nominee of the escrow agent.

(17) Includes shares subject to options exercisable within 60 days after June 11, 2002 at an exercise price of $100.47 per share pursuant to our 1999
     Plan: Anthony Jenkins -- 9,387, Andrew Hawes -- 9,387, Paul Eisenbraun -- 9,387, William J. McGann -- 9,387, Walter Kopek -- 2,075, AlaN G. Retter -- 1,057.

(18) The 149,458 shares of common stock have been delivered to State Street Bank and Trust Company, N.A. (as escrow agent) and registered to Embassy & Co., as nominee of the escrow agent, pursuant to the Escrow Agreement, dated as of January 25, 2000, among Castle Harlan Partners, Delta F Corporation, Delta F Holdings Corporation, TGE Group Limited, us and the escrow agent. Embassy & Co. diclaims beneficial ownership of these shares.

                          DESCRIPTION OF CAPITAL STOCK

     Prior to the consummation of this offering, we will effect a    -for-1
stock split of our common stock by means of a stock dividend. Upon completion of this offering and upon the execution of our amended and restated certificate of incorporation concurrently with the completion of this offering, the total
amount of our authorized capital stock will consist of       shares of common
stock and       shares of preferred stock, consisting of 20,004,800 authorized shares of Series A Preferred Stock, 3,600 authorized shares of Series B Preferred Stock and 500 authorized shares of Series C Preferred Stock. Shares of common stock and shares of preferred stock will have a par value of $0.0000001 per share. The following description summarizes information about our capital stock. You can obtain more comprehensive information about our capital stock by consulting the proposed form of our certificate of incorporation and by-laws which we intend to adopt concurrently with the consummation of this offering, as well as the Delaware General Corporation Law.

COMMON STOCK

     As of June 11, 2002, there were 852,639 shares of common stock outstanding, which were held of record by approximately 92 stockholders.

     Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

     Certain stockholders have preemptive rights relating to certain issuances of equity securities by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

     o    restricting dividends on the common stock,

     o    diluting the voting power of the common stock,

     o    impairing the liquidation rights of the common stock, or

     o    delaying or preventing a change of control of Ion Track.

     There are currently 10,460,136 shares of preferred stock outstanding, comprised of:

     o 10,456,136 shares designated as Series A Preferred Stock (with no voting rights),

     o 3,522 shares designated as Series B Preferred Stock (with no voting rights), and

     o 478 shares designated as Series C Preferred Stock. Holders of Series C Preferred Stock may convert their shares and accrued but unpaid dividends into common stock at any time.

     On June 11, 2002, the preferred stock was held of record by approximately 25 holders. All of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock and 458 shares of Series C Preferred Stock will be redeemed by us with a portion of the proceeds from this offering. Additionally, 20 shares of Series C Preferred Stock will be converted into 11,976 shares of common stock. Following this, there will be no preferred stock outstanding, and we have no current plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Upon completion of this offering, holders of an aggregate of        shares
of common stock will be entitled to require us to register their shares under the Securities Act. These rights are provided under the Shareholders Agreement, dated as of January 25, 2000, between us and certain stockholders, and the Registration Rights Agreement, dated September 12, 2001, between us and certain stockholders. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration and, in some cases, including this offering, exclude these shares entirely. In addition, the holders of these shares may require us, at our expense and generally on not more than three occasions, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders of these shares may require us, at our expense, to register their shares on Form S-3 under the Securities Act when we become eligible to register securities on Form S-3.

TRANSFER AGENT REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co.

LISTING

     We expect our common stock to be approved for quotation on the Nasdaq National Market under the symbol "IONT" concurrently with the consummation of this offering.

                         SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of outstanding options and warrants), or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise capital through a future sale of our securities. Sales of substantial amounts of common stock may occur, or there may be a perception that substantial sales may occur, after certain contractual and legal restrictions on resale described below lapse.

     Upon completion of this offering, we will have       shares of common stock
outstanding (or       shares if the underwriters' over-allotment option is
exercised in full), assuming no exercise of outstanding options. The
shares (or       shares if the underwriters' over-allotment option is exercised in full) of common stock sold in this offering will be freely tradable without further restriction or further registration under the Securities Act, except for shares purchased by an affiliate (as this term is defined in the Securities Act) of ours, which will be subject to the limitations of Rule 144 under the Securities Act. Subject to certain contractual limitations, holders of restricted shares will be entitled to sell these shares in the public securities market without registration if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.

SALES OF RESTRICTED SHARES AND SHARES HELD BY OUR AFFILIATES

     In general, under Rule 144 under the Securities Act, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of then outstanding shares of our common stock or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company. Any person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) under the Securities Act without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. Therefore, unless otherwise restricted, "144(k)" shares may be sold immediately on completion of this offering. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, an issuer.

OPTIONS

     After the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock subject to outstanding stock options or reserved for issuance under our equity compensation plans.

     Subject to certain conditions, Rule 701 under the Securities Act may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the closing of this offering, under written compensatory benefit plans or written contracts relating to the compensation of these persons. This also applies to stock options we granted prior to this offering, along with the shares acquired upon exercise of those options after the closing of this offering. Unless subject to lock-up agreements or other contractual restrictions, these shares may be sold, beginning 90 days after the date of this prospectus, by persons other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one year minimum holding period requirement.

LOCK-UP

     We, our directors, executive officers, substantially all of our existing stockholders and option holders have entered into lock-up agreements pursuant to which we and these holders of common stock and options have agreed not to sell, directly or indirectly, any shares of common stock without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days after the effective date of the registration statement of which this prospectus is a part.

    Shares eligible for future sale in the public market based on shares outstanding at the time we close this offering are as follows:

--------------------------------------------------------------------------------
      NUMBER OF SHARES                              DATE

                                        After the date of this prospectus.
                                        Freely tradable shares sold in this
                                        offering.
--------------------------------------------------------------------------------
                                        After the date of this prospectus or 90
                                        days after the date of this prospectus.
                                        Shares not locked up and eligible for
                                        resale under Rule 144 or Rule 701.
--------------------------------------------------------------------------------
                                        180 days after the date of this
                                        prospectus when the lock-up expires.
                                        Shares eligible for resale under Rule
                                        144, Rule 144(k) or Rule 701.
--------------------------------------------------------------------------------
                                        Various dates as these shares qualify
                                        for an exemption from registration under
                                        Rule 144 or Rule 701.
--------------------------------------------------------------------------------

REGISTRATION RIGHTS

     We have granted registration rights to the holders of most of our currently outstanding capital stock. Beginning six months after the date of this offering, some of these stockholders can require us to file registration statements that permit them to resell their shares. For more information, see "Related Party Transactions -- Shareholders Agreement" and "Related Party Transactions -- Registration Rights Agreement."

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc. have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                                       NUMBER
UNDERWRITERS                                                          OF SHARES
-------------                                                         ---------
Deutsche Bank Securities Inc. .....................................
                                                                      ---------
       Total ......................................................
                                                                      =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers
at a price that represents a concession not in excess of $      per share under
the public offering price. The underwriters may allow, and these dealers may
re-allow, a concession of not more than $      per share to other dealers. After
the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

     The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to
purchase up to        additional shares of common stock at the public offering
price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on
which the        shares are being offered.

     The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and
commissions are      % of the initial public offering price. We and the selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                           TOTAL FEES
                                                          -----------------------------------------------
                                                           WITHOUT EXERCISE OF      WITH FULL EXERCISE OF
                                          FEE PER SHARE   OVER-ALLOTMENT OPTION     OVER-ALLOTMENT OPTION
                                         --------------   ---------------------     ---------------------

Discounts and commissions paid by us ... $                $                         $
Discounts and commissions paid by
  the selling stockholders ............. $                $                         $

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions and including certain expenses to be incurred on behalf of the selling stockholders, will be
approximately $         .

     We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Each of our officers and directors, the selling stockholders and substantially all of our other stockholders and option holders to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representative of the underwriters except that without such consent we may grant options and sell shares of our common stock pursuant to our Stock Option Plan. There are no agreements between the representative and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

     The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which it exercises discretionary authority.

     In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

     Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

     Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

     Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     At our request, the underwriters have reserved for sale at the initial
public offering price up to         shares of our common stock being sold in
this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

     A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us, the selling stockholders and the representative of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

     o    prevailing market conditions;

     o    our results of operations in recent periods;

     o    the present stage of our development;

     o the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

     o    estimates of our business potential.

     Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order, 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

                                  LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Willkie Farr & Gallagher, New York, New York.

                                     EXPERTS

     The financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for derivative instruments), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) which we have filed with the Commission under the Securities Act, with respect to the common stock offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the Commission. We refer you to the registration statement for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents filed as exhibits are not necessarily complete, and reference is made to the copy so filed, each such statement being qualified in all respects by such reference. You can inspect and copy the registration statement and the reports and other information we file with the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional offices of the Commission located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of this material from the public reference room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

     As a result of the effectiveness of the registration statement, we have become subject to the information requirements of the Exchange Act. We will file reports, proxy statements and other information under the Exchange Act with the Commission. You can inspect and copy these reports and other information of our company at the locations set forth above or download these reports from the Commission's Web site.

     We expect our common stock to be approved for quotation on the Nasdaq National Market.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                            PAGE
                                                                                           -----
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 2001 and March 29, 2002 ...................   F-2
Consolidated Statements of Operations for the Three Months Ended March 30, 2001 and
  March 29, 2002 .........................................................................   F-3
Consolidated Statements of Comprehensive Income (Loss) for the Three Months Ended
  March 30, 2001 and March 29, 2002 ......................................................   F-4
Consolidated Statements of Cash Flows for the Three Months Ended March 30, 2001 and
  March 29, 2002 .........................................................................   F-5
Notes to Unaudited Consolidated Financial Statements .....................................   F-6

CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report .............................................................  F-14
Consolidated Balance Sheets as of December 31, 2000 and 2001 .............................  F-15
Consolidated Statements of Operations for the Years Ended December 31, 1999, 2000
  and 2001 ...............................................................................  F-16
Consolidated Statements of Comprehensive Income for the Years Ended December 31,
  1999, 2000 and 2001 ....................................................................  F-17
Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
  1999, 2000 and 2001 ....................................................................  F-18
Consolidated Statements of Cash Flows for the Years Ended December 31, 1999,
  2000 and 2001 ..........................................................................  F-19
Notes to Consolidated Financial Statements ...............................................  F-20

                        ION TRACK, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)
                                   (UNAUDITED)

                                                         DECEMBER 31,  MARCH 29,
                                                             2001        2002
                                                           --------    --------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents ...........................   $    274    $  1,761
   Accounts receivable, net of allowance for doubtful
     accounts of $59 in 2001 and $68 in 2002 ...........     12,116      13,679
   Inventory ...........................................      3,374       5,401
   Deferred income taxes ...............................         45          38
   Prepaid management fee--related party ...............        222          72
   Prepaid expenses and other current assets ...........        267       1,103
                                                           --------    --------
       Total current assets ............................     16,298      22,054

Property and equipment, net ............................      2,373       2,427

Deferred income taxes ..................................        304         466

Other assets ...........................................        670         630
                                                           --------    --------
       Total assets ....................................   $ 19,645    $ 25,577
                                                           ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt ...................   $  1,500    $  1,500
   Accounts payable ....................................      5,770       4,456
   Accrued expenses ....................................      1,152       2,567
   Accrued interest ....................................         71         262
   Deferred revenue ....................................        512       1,268
   Accrued income taxes ................................      1,350       1,533
                                                           --------    --------
       Total current liabilities .......................     10,355      11,586

Long-term debt, net of current portion .................     11,250      12,050
Other long-term liabilities ............................        157         125
                                                           --------    --------
       Total liabilities ...............................     21,762      23,761
                                                           --------    --------

COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK
   (at liquidation preference) .........................     16,663      17,140
                                                           --------    --------
STOCKHOLDERS' EQUITY:
   Common stock (authorized 1,800,000 shares; $0.0000001
     par value; 845,066 and 852,339 shares outstanding
     in 2001 and 2002, respectively) ...................          1           1
   Accumulated deficit .................................    (18,768)    (15,340)
   Accumulated other comprehensive
     (loss) income .....................................        (13)         15
                                                           --------    --------
       Total stockholders' equity ......................    (18,780)    (15,324)
                                                           --------    --------
       Total liabilities and stockholders' equity ......   $ 19,645    $ 25,577
                                                           ========    ========


            See notes to unaudited consolidated financial statements.

                        ION TRACK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                            THREE MONTHS ENDED
                                                          MARCH 30,    MARCH 29,
                                                            2001         2002
                                                          --------     --------
Net Revenues .........................................    $  5,104     $ 20,489

Cost of Revenues (Including non cash stock
   compensation of $52 in 2002) ......................       2,118       10,098
                                                          --------     --------
       Gross profit ..................................       2,986       10,391
                                                          --------     --------

Operating Expenses:
   Sales and marketing ...............................       1,683        2,202
   General and administrative (Including non cash
     stock compensation of $311 in 2002) .............         693        1,463
   Research and development ..........................         476          622
   Management fees--related party ....................         110          150
                                                          --------     --------
       Total operating expenses ......................       2,962        4,437

Income from Operations ...............................          24        5,954
                                                          --------     --------
Other Income (Expense):
   Interest income ...................................          32            8
   Interest expense ..................................        (395)        (227)
   Other, net ........................................          --           (7)
                                                          --------     --------
       Total other expenses, net .....................        (363)        (226)
                                                          --------     --------
Income (Loss) Before Income Taxes ....................        (339)       5,728

Provision (Benefit) for Income Taxes .................        (130)       2,284
                                                          --------     --------

Net Income (Loss) ....................................        (209)       3,444

Accretion of Preferred Stock .........................        (279)        (389)
                                                          --------     --------
Net Income (Loss) Attributable to
   Common Stockholders ...............................    $   (488)    $  3,055
                                                          ========     ========
Net income (loss) attributable to common stockholders
 per share:
   Basic .............................................    $  (0.58)    $   3.59
   Diluted ...........................................    $  (0.58)    $   2.64

Weighted-average common shares outstanding:
   Basic .............................................     840,599      850,666
   Diluted ...........................................     840,599    1,162,222


            See notes to unaudited consolidated financial statements.

                        ION TRACK, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                  THREE MONTHS ENDED
                                                                           MARCH 30, 2001   MARCH 29, 2002
                                                                           --------------   --------------
Net Income (Loss) .......................................................      $ (209)         $3,444

Other Comprehensive Income (Loss), Net of tax:
   Cumulative effect of accounting change for derivative
     instruments (net of tax of $43) ....................................         (70)             --
   Foreign currency translation adjustments .............................          28              20
   Reclassification adjustment for amounts included in net
     income--amortization of transition adjustment for cash flow hedge
     derivatives (net of tax of $3 and $5 in 2001 and 2002, respectively)           5               8
                                                                               ------          ------

Comprehensive Income (Loss) .............................................      $ (246)         $3,472
                                                                               ======          ======



            See notes to unaudited consolidated financial statements.

                        ION TRACK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                     THREE MONTHS ENDED
                                                                               MARCH 30, 2001  MARCH 29, 2002
                                                                               --------------  --------------
Cash Flows from Operating Activities:
   Net income (loss) .....................................................        $  (209)        $ 3,444
   Adjustments to reconcile net income (loss) to net cash provided by
     (used in) operating activities:
     Non cash stock-based compensation expense ...........................             --             363
     Amortization of transition adjustment for cash flow hedge derivatives             38              45
     Depreciation ........................................................            301             265
     Amortization of deferred financing costs ............................             36              36
     Deferred income taxes ...............................................            126            (160)
     Changes in operating assets and liabilities:
       Accounts receivable ...............................................            (44)         (1,563)
       Inventory .........................................................           (826)         (2,027)
       Restricted cash ...................................................            181
       Accounts payable ..................................................            929          (1,314)
       Accrued expenses ..................................................            252           1,415
       Accrued income taxes ..............................................           (383)            183
       Other assets and liabilities ......................................           (710)            219
                                                                                  -------         -------
         Net cash provided by (used in) operating activities .............           (309)            906
                                                                                  -------         -------

Cash Flows from Investing Activities:
   Purchase of property and equipment ....................................           (605)           (319)

Cash Flows from Financing Activities:
   Repayment of term loan ................................................           (313)             --
   Proceeds from revolving credit borrowing ..............................            850           2,000
   Repayment of revolving credit borrowing ...............................             --          (1,200)
   Repurchase of common stock ............................................             (1)             (2)
   Proceeds from issuance of preferred stock .............................             --              88
   Proceeds from issuance of common stock ................................              6              14
                                                                                  -------         -------
         Net cash provided by financing activities .......................            542             900
                                                                                  -------         -------
Net Increase (Decrease) in Cash and Cash Equivalents .....................           (372)          1,487
Cash and Cash Equivalents, Beginning of Period ...........................            802             274
                                                                                  -------         -------
Cash and Cash Equivalents, End of Period .................................        $   430         $ 1,761
                                                                                  =======         =======


            See notes to unaudited consolidated financial statements.

                        ION TRACK, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

     DESCRIPTION OF BUSINESS--Ion Track, Inc. and its subsidiaries (the "Company") are engaged in the manufacturing and worldwide sales and distribution of highly sensitive instruments which detect targeted explosives and illegal drugs. The Company's products include handheld detectors, desktop detectors and walk-through detection portals that detect the existence of explosives and illegal drugs. The Company also sells consumable products used with its instruments and provides maintenance and other support services related to its products. The Company's primary customers are government agencies and industrial customers with significant security or public safety concerns. Certain of the Company's products require export licenses issued by the United States government for sales to international locations and customers. The timing of the approvals for export and whether or not the Company will be issued an export license is subject to the United States government approval process.

     BASIS OF PRESENTATION--In the opinion of management, the interim financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented. The Company uses the last Friday of the third month as the end of the three month interim reporting period. The results for interim periods are unaudited and are not necessarily indicative of results that may be expected for any other interim period or for the full year. These financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2001.

     DEFERRED OFFERING COSTS--The Company has deferred costs incurred associated with its planned public offering. Such costs total $743 as of March 29, 2002 and are recorded in "prepaid expenses and other current assets" with an offsetting increase in accounts payable or accrued expenses in the consolidated balance sheet. These costs will be offset against the related proceeds from a proposed public offering or expensed in the event that an offering is not completed.

     INCOME (LOSS) PER SHARE--The reconciliation between shares and income
(loss) used for computation of basic and diluted income (loss) per share is as follows:

                                                                            THREE MONTHS ENDED
                                                                    MARCH 30, 2001     MARCH 29, 2002
                                                                   ----------------   -----------------
     Net income (loss)                                                    $ (209)            $ 3,444
     Less accretion of preferred stock                                      (279)               (389)
                                                                      ----------         -----------
     Basic earnings per share--net income (loss)
        attributable to common stockholders                                 (488)              3,055
     Effect of dilutive convertible securities--convertible
        preferred stock                                                       --                  13
                                                                      ----------         -----------
     Diluted earnings per share--net income (loss) attributable
        to common stockholders and assumed conversions                    $ (488)            $ 3,068
                                                                      ==========         ===========

     Shares for basic computation                                        840,599             850,666
     Effect of dilutive stock options                                         --              11,968
     Effect of convertible preferred stock                                    --             299,588
                                                                      ----------         -----------
     Shares for diluted computation                                      840,599           1,162,222
                                                                      ==========         ===========

                        ION TRACK, INC. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (CONTINUED)

     For the three months ended March 30, 2001 and March 29, 2002, 115,732 and 110,032 potential common shares, respectively, were not included in the diluted earnings per share calculation as such potential common shares were antidilutive to earnings per share or included options that are contingent upon certain conditions that have not been achieved.

     CUMULATIVE EFFECT OF ACCOUNTING CHANGE AND ADOPTION OF ACCOUNTING PRONOUNCEMENT--In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires derivatives to be recorded on the balance sheet at fair value.

     During 2000, the Company entered into two interest rate agreements with a bank that were accounted for using settlement accounting. The Company entered into an interest rate swap agreement with a notional amount of $1,800 in which the Company pays interest at a fixed rate of 8.5% and receives interest payments based upon LIBOR. The Company also entered into an interest rate cap agreement with a notional amount of $6,200 in which the Company receives a payment if LIBOR exceeds 8.5%. Both the interest rate swap and interest rate cap agreements expire in April 2003. The Company entered into these agreements as an economic hedge of its cash flow risk related to payments due under its senior credit facility, which are based upon variable interest rates. No new interest rate agreements were entered into during 2001.

     Upon adoption of SFAS No. 133 on January 1, 2001, the Company recorded a cumulative effect of accounting change to record the outstanding interest rate agreements at fair value as required by SFAS No. 133. As the interest rate agreements were previously designated and effective as an accounting hedge of the Company's variable rate interest obligations, the effect of the change has been recognized in accumulated other comprehensive income. Recognition of the fair value of the interest rate agreements as of January 1, 2001 resulted in a loss of $70, net of deferred tax benefits of $43. The deferred loss upon adoption of SFAS No. 133 is being amortized to interest expense over the remaining period of the interest rate agreements on a straight-line basis. The amortization for the three months ended March 30, 2001 and March 29, 2002 was $5 and $8, net of deferred tax benefits of $3 and $5, respectively. Hedge accounting is not being applied subsequent to the date of initial application of SFAS No. 133. The fair value of the interest rate agreements is recorded in other long-term liabilities in the consolidated balance sheets and the change in fair value is recognized in interest expense in the consolidated statements of operations.

     The Company calculates the fair value of financial instruments using quoted market prices, whenever available. When quoted market prices are not available for financial instruments, such as swaps and interest rate caps, the Company uses standard pricing models, which take into account the present value of estimated future cash flows.

     OTHER RECENT ACCOUNTING PRONOUNCEMENTS--In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and prohibits the use of the pooling-of-interests method. SFAS No. 142 eliminates the amortization of goodwill and certain other intangibles and instead subjects these assets to periodic impairment assessments. SFAS No. 142 is effective immediately for all goodwill and certain

                        ION TRACK, INC. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (CONTINUED)

other intangible assets acquired after June 30, 2001. SFAS No. 142 also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, " and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 specifies accounting for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards.

     The Company adopted SFAS No. 142 and SFAS No. 144 on January 1, 2002 and this adoption did not have an impact on the consolidated financial position or results of operations.

2. INVENTORY

     Inventory consists of the following:

                                             DECEMBER 31,        MARCH 29,
                                                 2001              2002
                                             ------------        ---------
     Raw materials                             $1,432             $2,465
     Work-in-progress                             734              1,016
     Finished goods                             1,208              1,920
                                              -------            -------
                                               $3,374             $5,401
                                              =======            =======

3. PREFERRED STOCK

     PREFERRED STOCK--The Company has authorized the issuance of 20,004,800 shares of preferred stock. The preferred stock has been designated as Series A, B, and C (collectively referred to herein as "Preferred Stock").

     10.772% SERIES A NON-VOTING CUMULATIVE PREFERRED STOCK--In January 2000, the Company issued 10,200,000 shares of 10.772% Series A Non-Voting Cumulative Preferred Stock (the "Series A Preferred") at a par value of $.0000001 per share. After an additional issuance of Series A Preferred during 2000, outstanding Series A Preferred totaled 10,375,000 shares as of December 31, 2000 with gross proceeds totaling $10,375. No shares of Series A Preferred were issued in 2001. A total of 81,136 shares of Series A Preferred were issued during the three months ended March 29, 2002 for gross proceeds of $88.

     10.772% SERIES B NON-VOTING CUMULATIVE PREFERRED STOCK--The Company has designated 3,600 shares of preferred stock as 10.772% Series B Non-Voting Cumulative Preferred Stock (the "Series B Preferred") with a par value of $.01 per share. On September 12, 2001, the Company issued 3,522 shares of Series B Preferred and received gross proceeds of $3,522.

                        ION TRACK, INC. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


3. PREFERRED STOCK (CONTINUED)

     10.772% SERIES C CUMULATIVE CONVERTIBLE PREFERRED STOCK--The Company has designated 500 shares of preferred stock as 10.772% Series C Cumulative Convertible Preferred Stock (the "Series C Preferred") with a par value of $.01 per share. On September 12, 2001, the Company issued 478 shares of Series C Preferred and received gross proceeds of $478.

     REDEMPTION--The rights of the Preferred Stock allow redemption for certain situations that are outside of the Company's control. Accordingly, the Preferred Stock has been classified outside of permanent equity. The Preferred Stock has been initially recorded at its fair value and each security is adjusted to its redemption amount at each balance sheet date. The adjustment to the redemption amount is recognized as accretion of preferred stock in the consolidated statements of operations. Given the absence of retained earnings, the accretion of preferred stock is charged against additional paid-in capital until fully depleted and then to accumulated deficit.

     A summary of the changes in Preferred Stock balances for all periods such stock was outstanding is as follows:

                                                         SERIES A PREFERRED    SERIES B PREFERRED   SERIES C PREFERRED
                                                       ---------------------   ------------------   ------------------
                                                         SHARES      AMOUNT    SHARES    AMOUNT      SHARES    AMOUNT
                                                       ----------   --------   ------   -------      ------    ------
Balance, January 1, 2000                                       --         --       --   $    --         --     $  --
  Issuance of preferred stock in Recapitalization      10,200,000     10,200       --        --         --        --
  Other issuances of preferred stock                      175,000        175       --        --         --        --
  Accretion of preferred stock to redemption value             --      1,038       --        --         --        --
                                                       ----------   --------   ------   -------      -----     -----
Balance, December 31, 2000                             10,375,000     11,413       --        --         --        --
  Issuance of preferred stock,
    net of issuance cost of $41                                --         --    3,522     3,486        478       473
  Initial discount for beneficial conversion feature           --         --       --        --         --      (473)
  Accretion of preferred stock to redemption value             --      1,118       --       152         --       494
                                                       ----------   --------   ------   -------      -----     -----
Balance, December 31, 2001                             10,375,000     12,531    3,522     3,638        478       494
  Issuance of preferred stock                              81,136         88       --        --         --        --
  Accretion of preferred stock to redemption value             --        281       --        95         --        13
                                                       ----------   --------   ------   -------      -----     -----
Balance, March 29, 2002                                10,456,136   $ 12,900    3,522   $ 3,733        478     $ 507
                                                       ==========   ========   ======   =======      =====     =====

     The significant rights and privileges of the Preferred Stock are as follows:

CONVERSION

     Series A Preferred and Series B Preferred are not convertible into common stock. Each share of Series C Preferred is convertible at the option of the holder into common stock determined by dividing the Original Issuance Price ($1,000) by the Conversion Price then in effect and, at the option of the holder, accrued dividends are convertible into common stock or paid in cash. The initial Conversion Price is $1.67 per share, subject to certain anti-dilution and other adjustment provisions. The Series C Preferred will automatically be converted into shares of common stock upon the written request of at least 51% of the outstanding Series C Preferred. The majority holder of the Series C Preferred and the common stock issuable upon conversion may demand that the Company register all or part of such securities under the Securities Act of 1933, as amended.

                        ION TRACK, INC. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


3. PREFERRED STOCK (CONTINUED)

DIVIDENDS

     The Series A Preferred earn cumulative dividends at a rate of $.10772 per share. The Series B Preferred and Series C Preferred earn cumulative dividends at a rate per annum of $107.72 per share. The dividends are payable when and if properly declared by the Company's board of directors. Unless all cumulative dividends on outstanding shares of Preferred Stock have been declared and paid, no dividends may be paid on any shares of common stock.

LIQUIDATION PREFERENCE

     Upon liquidation, holders of available assets are entitled to receive, out of funds then available and before any securities with junior rights, the "Redemption Price." The Redemption Price is the amount equal to the original issuance price, as adjusted for stock dividends, combination, splits, recapitalizations, or similar events, plus all accumulated and unpaid dividends thereon whether or not declared up to and including the date of the redemption. If the assets were insufficient to pay all holders of available assets, the available assets would be distributed on a pro rata basis.

REDEMPTION

     The Company may redeem the Series A, B or C Preferred for cash at any time, subject to the required notice provisions, and subject to holders of the Series C Preferred right to convert to common stock, at a price equal to the Redemption Price. The Series A Preferred is redeemable for cash at the option of the holders of at least 51% of the Series A Preferred upon the closing of a liquidity event, as defined. A liquidity event includes a merger or change in control of 50% or more of the voting securities, the sale or lease of substantially all of the assets of the Company, or the consummation of a public offering. The Series B Preferred and Series C Preferred are each redeemable for cash at the option of the holders of a majority of each individual series at any time. The Company is prohibited from redeeming the Preferred Stock if such redemption is not allowed under the terms of the Revolving Credit and Term Loan Agreement with a bank that provided for a senior revolving credit facility and a senior term loan (the "Credit Facility").

VOTING RIGHTS

     The holders of the Series A Preferred and Series B Preferred have no voting rights. The holders of the Series C Preferred have voting rights equivalent to the number of shares of Company common stock into which the shares of Series C Preferred held by such holder are then convertible and generally vote together with holders of common stock as a single class.

RESTRICTIONS

     While the Preferred Stock is outstanding, certain restrictions exist that limit the Company's actions without the written consent of the holders of the Preferred Stock. The Company may not (a) authorize or issue any equity securities without the prior consent of the majority of the outstanding shares of each series of Preferred Stock other than securities with rights and privileges junior to the Preferred Stock; (b) issue additional shares of Preferred Stock; (c) make any dividend payments to securities with junior ranking; (d) amend the rights of the preferred holders without written consent; or (e) purchase or acquire shares of common stock other than shares acquired under the Company's stock option plan.

                        ION TRACK, INC. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


4. STOCKHOLDERS' EQUITY AND STOCK COMPENSATION

     STOCK OPTION PLANS--The Company's board of directors has approved the Amended and Restated 1999 Stock Option Plan (the "Option Plan"). The Option Plan provides for a maximum of 229,556 shares of common stock to be reserved for grant or settlement of awards under the Option Plan, subject to adjustment under the terms of the Option Plan. Options expire on dates as set forth in the applicable option grant with a maximum term of 10 years. Option terms generally provide for vesting over four years beginning from January 2000; however, during 2000 and 2001, all options granted were immediately exercisable for restricted common stock, subject to the Company's repurchase rights. The restrictions on the restricted common stock lapse through February 2004. The Company's repurchase rights are triggered by a termination of employment or service with the Company prior to an initial public offering. Shares acquired upon the exercise of an option which was granted less than three years before the Company exercises its repurchase right may be repurchased by the Company at the lesser of fair market value or the option price. Shares acquired upon the exercise of an option which was granted at least three years before the Company exercises its repurchase right may be repurchased by the Company at fair market value. Shares now outstanding which were acquired upon the exercise of an option which was granted less than three years ago were 77,831 as of March 29, 2002.

     The Company entered into employment agreements in January 2000 with certain executives and committed to the issuance of options to purchase common stock, with vesting dependent upon achieving certain milestones based on the return earned by the preferred investors. These awards were never granted by the Board of Directors nor were any of the milestones achieved. Pursuant to amended employment agreements with these executives, on June 11, 2002, the commitment to grant options with these terms was cancelled and the Company granted options to the executives allowing for the purchase of 75,096 shares of common stock at an exercise price of $100.47 per share (the "Performance Options"). On June 11, 2002, the Company also granted to other employees options to purchase an additional 24,904 shares of common stock at an exercise price of $100.47 per share. As the awards granted on June 11, 2002 have a fixed exercise price and the number of shares is not subject to future adjustment, other than in the event of termination, the award has been accounted for as a fixed award. The option exercise price is estimated by the Company to be the approximate fair value of the common stock on the date of grant. The options granted became vested and exercisable with respect to 50% of the underlying shares of common stock (the option shares) on the date they were granted. They will become vested and exercisable with respect to an additional 25% of the option shares on January 25, 2003 and January 25, 2004, respectively.

     STOCK COMPENSATION--In January 2002, the Company issued to a new director of the Company's board of directors 7,473 shares of common stock for $13. As the fair value of the common stock issued exceeded the gross proceeds, the Company recognized $311 as stock compensation during the three months ended March 29, 2002. The non cash stock compensation charge is included in general and administrative expenses in the consolidated statement of operations.

     In February 2002, the Company issued to an employee options to purchase 15,000 shares of common stock at $1.67 per share. The options vest over a two-year period. The total stock compensation charge for the award was $624 and will be recognized on a straight line basis over the two year vesting period. The Company has recognized stock compensation costs of $52 in cost of revenues for the three months ended March 29, 2002. The remaining unrecognized stock compensation charge of $572 will be recognized on a straight-line basis through February 2004.

                        ION TRACK, INC. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


5. RELATED-PARTY TRANSACTIONS

     In January 2000, the Company entered into a Financial Advisory Services Agreement with Castle Harlan, Inc. (the manager of Castle Harlan Partners III, L.P. and affiliates) for an initial term of 10 years where Castle Harlan, Inc. provides certain management and financial advisory services to the Company. The term may be extended for one-year increments by agreement between the parties. The Financial Advisory Services Agreement terminates upon a change in control, as defined in the agreement. Management fees recognized during the three months ended March 30, 2001 and March 29, 2002 totaled $110 and $150, respectively, and are classified as "Management fees--related party" in the consolidated statements of operations. Prepaid fees totaling $222 and $72 as of December 31, 2001 and March 29, 2002, respectively, and are classified as "Prepaid management fee--related party," in the consolidated balance sheets. Prepaid management fees are non refundable.

6. COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES--The Company leases certain property under noncancelable operating lease agreements. The future minimum lease payments as of December 31, 2001 are as follows:

                YEAR ENDING DECEMBER 31
                2002                                     $ 628
                2003                                       597
                2004                                       596
                2005                                       596
                2006                                       634
                2007 and thereafter                      1,944
                                                       -------
                                                       $ 4,995
                                                       =======

     Certain property leases include annual rental increases over the term of the agreement. The total amount of the rent expense is recognized on the straight-line basis over the term of the lease agreement. The Company has recorded a deferred rent obligation to reflect the excess of lease expense over cash payments since the inception of the lease. Total deferred rent obligations was $24 as of December 31, 2001 and was included in accrued liabilities in the consolidated balance sheet. Rental expense totaled $104 and $189 for the quarters ended March 30, 2001 and March 29, 2002, respectively. Payments for contingent rent payments are recognized as incurred and were not material.

     During the three months ended March 29, 2002, the Company agreed to lease additional office space. The annual rent obligation for the additional space is expected to be an average of $172 per year for 7 years.

     LETTERS OF CREDIT--As of March 29, 2002, the Company had outstanding letters of credit aggregating approximately $719.

     PURCHASE COMMITMENTS--The Company has entered into various supply agreements, which management believes will be satisfied in the normal course of operations. The Company relies upon a contract manufacturer for certain of its key components and performance of the supplier is required for the production of the Company's products. The Company is required to take or pay for its forecasted production estimates provided to the contract manufacturer. Inventory purchase commitments as of March 29, 2002 were $5,240.

                        ION TRACK, INC. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


6. COMMITMENTS AND CONTINGENCIES (CONTINUED)

     CONTINGENCIES--The Company, in the normal course of business, is subject to various instances of asserted and unasserted claims. Management evaluates all matters and recognizes losses when such losses are probable. In April 2002, the Company was named as defendant in SANDIA CORPORATION AND BARRINGER INSTRUMENTS, INC. V. ION TRACK INSTRUMENTS, LLC AND ION TRACK, INC. in the United States District Court for the District of New Jersey. The plaintiffs have brought one count for patent infringement, alleging that the Company's EntryScan(3) product is infringing on certain of Sandia Corporation's U.S. patents. The plaintiffs have alleged money damages but have not specified an exact dollar amount, and are seeking an injunction against "continued infringement" of the patents at issue. The plaintiffs initially moved for a preliminary injunction, but have since withdrawn that motion. The Company has filed a response asserting that the EntryScan(3) does not infringe on these patents and a counterclaim and a motion for expedited trial. The Company denies the allegations in the complaint and intends to vigorously contest this suit.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ion Track, Inc.
Wilmington, Massachusetts

     We have audited the accompanying consolidated balance sheets of Ion Track, Inc. and subsidiaries (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ion Track, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments to conform to Statement of Financial Accounting Standards No. 133.


Deloitte & Touche LLP
Boston, Massachusetts
May 2, 2002

                        ION TRACK, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 2001
               (IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)

                                                           2000         2001
                                                         --------     --------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents ........................    $    802     $    274
   Accounts receivable, net of allowance for doubtful
     accounts of $79 in 2000 and $59 in 2001 ........       2,948       12,116
   Inventory ........................................       3,629        3,374
   Deferred income taxes ............................         262           45
   Prepaid management fee--related party ............          --          222
   Prepaid expenses and other current assets ........         220          267
                                                         --------     --------
       Total current assets .........................       7,861       16,298

Property and equipment, net .........................       1,227        2,373

Restricted cash .....................................         345           --

Deferred income Taxes ...............................         122          304

Other assets ........................................         861          670
                                                         --------     --------
       Total assets .................................    $ 10,416     $ 19,645
                                                         ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt ................    $  1,713     $  1,500
   Accounts payable .................................       2,004        5,770
   Accrued expenses .................................       1,007        1,512
   Accrued interest .................................         251           71
   Deferred revenue .................................         344          512
   Accrued income taxes .............................         570        1,350
                                                         --------     --------
       Total current liabilities ....................       5,889       10,355

Long-term debt, net of current portion ..............      12,850       11,250
Other long-term liabilities .........................          --          157
                                                         --------     --------
       Total liabilities ............................      18,739       21,762
                                                         --------     --------
COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK
   (at liquidation preference) ......................      11,413       16,663
                                                         --------     --------
STOCKHOLDERS' EQUITY:
   Common stock (authorized 1,800,000 shares;
     $0.0000001 par value; 839,266 and 845,066 shares
     outstanding in 2000 and 2001, respectively) ....           1            1
   Accumulated deficit ..............................     (19,758)     (18,768)
   Accumulated other comprehensive
     income (loss) ..................................          21          (13)
                                                         --------     --------
       Total stockholders' equity ...................     (19,736)     (18,780)
                                                         --------     --------
       Total liabilities and stockholders' equity ...    $ 10,416     $ 19,645
                                                         ========     ========


                 See notes to consolidated financial statements.

                        ION TRACK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                   1999           2000           2001
                                                               -----------     ----------     ---------
Net Revenues (Including sales to related parties of $1,446
   in 1999) ...............................................    $    21,818     $   26,496     $  32,890

Cost of Revenues (Including purchases from related
   parties of $335 in 2000) ...............................         11,324         12,701        17,077
                                                               -----------     ----------     ---------

       Gross profit .......................................         10,494         13,795        15,813
                                                               -----------     ----------     ---------

Operating Expenses:
   Sales and marketing ....................................          2,540          4,360         5,970
   General and administrative .............................          1,461          2,127         2,597
   Research and development ...............................          1,001          1,651         1,736
   Management fees--related parties .......................            300            440           488
                                                               -----------     ----------     ---------

       Total operating expenses ...........................          5,302          8,578        10,791
                                                               -----------     ----------     ---------

Income from Operations ....................................          5,192          5,217         5,022
                                                               -----------     ----------     ---------

Other Income (Expense):
   Interest income ........................................             --             64            46
   Interest expense .......................................           (355)        (1,434)       (1,355)
   Recapitalization expenses ..............................             --         (2,641)           --
   Other, net .............................................             (5)            55           (25)
                                                               -----------     ----------     ---------

       Total other expenses, net ..........................           (360)        (3,956)       (1,334)
                                                               -----------     ----------     ---------

Income from Continuing Operations Before Income Taxes .....          4,832          1,261         3,688

Provision for Income Taxes ................................          1,543          1,227         1,417
                                                               -----------     ----------     ---------

Income from Continuing Operations .........................          3,289             34         2,271

Discontinued Operations:
   Income from discontinued operations (net of income taxes
     of $67 and $29 in 1999 and 2000, respectively) .......            143             44            --
                                                               -----------     ----------     ---------

Net Income ................................................          3,432             78         2,271

Accretion of Preferred Stock ..............................             --         (1,038)       (1,764)
                                                               -----------     ----------     ---------

Net Income (Loss) Attributable to Common Stockholders .....    $     3,432     $     (960)    $     507
                                                               ===========     ==========     =========

Earnings (Loss) Per Common Share:
Basic:
   Income (loss) from continuing operations ...............    $      0.33     $    (0.77)    $    0.60
   Income from discontinued operations ....................           0.01           0.03            --
                                                               -----------     ----------     ---------
   Net income (loss) ......................................    $      0.34     $    (0.74)    $    0.60
                                                               ===========     ==========     =========

Weighted-average common shares outstanding ................     10,000,000      1,293,482       843,308

Diluted:
   Income (loss) from continuing operations ...............    $      0.33     $    (0.77)    $    0.60
   Income from discontinued operations ....................           0.01           0.03            --
                                                               -----------     ----------     ---------
   Net income (loss) ......................................    $      0.34     $    (0.74)    $    0.60
                                                               ===========     ==========     =========

Weighted-average common shares outstanding ................     10,000,000      1,293,482       849,666


                 See notes to consolidated financial statements.

                        ION TRACK, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                                 (IN THOUSANDS)

                                                                      1999        2000        2001
                                                                    -------     -------     -------
Net Income .......................................................   $3,432        $ 78      $2,271

Other Comprehensive Income (Loss), Net of tax:
   Cumulative effect of accounting change for derivative
     instruments (net of tax of $43) .............................       --          --         (70)
   Foreign currency translation adjustments ......................       --          21           6
   Reclassification adjustment for amounts included in net
     income--amortization of transition adjustment for cash flow
     hedge derivatives (net of tax $19) ..........................       --          --          30
                                                                    -------     -------     -------

Comprehensive Income .............................................   $3,432        $ 99      $2,237
                                                                    =======     =======     =======




                 See notes to consolidated financial statements.

                        ION TRACK, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                               ACCUMULATED
                                                                   ADDITIONAL                     OTHER
                                                 COMMON STOCK       PAID-IN     ACCUMULATED   COMPREHENSIVE
                                               SHARES    AMOUNT     CAPITAL       DEFICIT     INCOME (LOSS)     TOTAL
                                             ----------  ------    ----------   -----------   -------------   --------
Balances, January 1, 1999 ..............     10,000,000   $  6       $  --       $  2,266         $  --       $  2,272
   Common stock dividends declared .....             --     --          --         (7,422)           --         (7,422)
   Net income ..........................             --     --          --          3,432            --          3,432
                                             ----------   ----       -----       --------          ----       --------

Balances, December 31, 1999 ............     10,000,000      6          --         (1,724)           --         (1,718)
   Business dispositions and acquisition
     with affiliates ...................             --     --          --         (1,755)           --         (1,755)
   Repurchase of common stock from
     TGE Group Limited .................     (9,850,542)    (5)         --        (16,472)           --        (16,477)
   Issuance of common stock in
     recapitalization ..................        597,831     --          --          1,000            --          1,000
   Other issuance of common stock ......         18,646     --          31             --            --             31
   Stock options exercised .............         73,331     --         122             --            --            122
   Accretion of preferred stock ........             --     --        (153)          (885)           --         (1,038)
   Other comprehensive income ..........             --     --          --             --            21             21
   Net income ..........................             --     --          --             78            --             78
                                             ----------   ----       -----       --------          ----       --------

Balances, December 31, 2000 ............        839,266      1          --        (19,758)           21        (19,736)
   Cumulative effect of accounting
     change for derivative instruments .             --     --          --             --           (70)           (70)
   Stock options exercised .............          7,000     --          12             --            --             12
   Beneficial conversion feature on
     preferred stock ...................             --     --         473             --            --            473
   Accretion of preferred stock ........             --     --        (485)        (1,279)           --         (1,764)
   Repurchase and cancellation of
     common stock ......................         (1,200)    --          --             (2)           --             (2)
   Other comprehensive income ..........             --     --          --             --            36             36
   Net income ..........................             --     --          --          2,271            --          2,271
                                             ----------   ----       -----       --------          ----       --------

Balances, December 31, 2001 ............        845,066   $  1       $  --       $(18,768)         $(13)      $(18,780)
                                             ==========   ====       =====       ========          ====       ========



                 See notes to consolidated financial statements.

                        ION TRACK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                                 (IN THOUSANDS)

                                                                            1999         2000         2001
                                                                          --------     --------     --------
Cash flows from operating activities:
   Income from continuing operations .................................    $  3,289     $     34     $  2,271
   Adjustments to reconcile income from continuing operations to net cash provided by (used in) continuing operations:
     Amortization of transition adjustment for cash flow
       hedge derivatives .............................................          --           --           49
     Depreciation ....................................................         114          163          863
     Amortization of deferred financing costs ........................          --          143          140
     Deferred income taxes ...........................................         (90)        (194)          59
     Changes in operating assets and liabilities:
       Accounts receivable ...........................................      (2,325)       2,703       (9,168)
       Inventory .....................................................          40       (1,965)         255
       Restricted cash ...............................................          --         (345)         345
       Accounts payable ..............................................        (363)        (283)       3,766
       Accrued expenses ..............................................       1,026         (413)         145
       Accrued income taxes ..........................................         800         (725)         780
       Other assets and liabilities ..................................         266          337         (180)
                                                                          --------     --------     --------
         Net cash provided by (used in) continuing operations ........       2,757         (545)        (675)
         Net cash provided by (used in) discontinued operations ......        (282)         459           --
                                                                          --------     --------     --------
         Net cash provided by (used in) operating activities .........       2,475          (86)        (675)
                                                                          --------     --------     --------
Cash flows from investing activities:
   Purchase of property and equipment ................................        (230)        (603)      (2,009)

Cash flows from financing activities:
   Repayment of term loan in Recapitalization ........................          --       (5,260)          --
   Proceeds from term loan ...........................................          --       15,500           --
   Repayments of term loan ...........................................          --         (937)      (2,813)
   Proceeds from revolving credit borrowing ..........................          --        1,850        1,550
   Repayments of revolving credit borrowing ..........................          --       (1,850)        (550)
   Debt issuance costs ...............................................          --         (860)          --
   Decrease in amounts due to TGE Group Limited and affiliates .......          --       (6,464)          --
   Net cash from business dispositions and acquisition with affiliates          --        3,313           --
   Repurchase of common stock ........................................          --      (16,477)          (2)
   Dividends paid ....................................................      (1,238)          --           --
   Proceeds from issuance of common stock ............................          --        1,153           12
   Proceeds from issuance of preferred stock .........................          --       10,375        3,959
                                                                          --------     --------     --------
         Net cash (used in) provided by financing activities .........      (1,238)         343        2,156
                                                                          --------     --------     --------
Net increase (decrease) in cash and cash equivalents .................       1,007         (346)        (528)
Cash and cash equivalents, beginning of year .........................         141        1,148          802
                                                                          --------     --------     --------
Cash and cash equivalents, end of year ...............................    $  1,148     $    802     $    274
                                                                          ========     ========     ========



                 See notes to consolidated financial statements.

                        ION TRACK, INC. AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS--Ion Track, Inc. and its subsidiaries (the "Company") are engaged in the manufacturing and worldwide sales and distribution of highly sensitive instruments which detect targeted explosives and illegal drugs. The Company was known as TG Group, Inc. prior to changing its name in connection with the Recapitalization (Note 2) during 2000, and was formerly a wholly owned subsidiary of TGE Group Limited ("TGE"). The Company's products include handheld detectors, desktop detectors and walk-through detection portals that detect the existence of explosives and illegal drugs. The Company also sells consumable products used with its instruments and provides maintenance and other support services related to its products. The Company's primary customers are government agencies and industrial customers with significant security or public safety concerns. Certain of the Company's products require export licenses issued by the United States government for sales to international locations and customers. The timing of the approvals for export and whether or not the Company will be issued an export license is subject to the United States government approval process.

     Prior to January 2000, the consolidated financial statements also included Delta F Corporation, a subsidiary of the Company, and Qualitek, an operating division. These businesses are classified as discontinued operations in the consolidated financial statements. Delta F Corporation manufactures oxygen and moisture analyzers. Qualitek manufactures leak detection equipment. The businesses were divested in January 2000 (Note 2).

     PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include Ion Track, Inc. and its subsidiaries: Ion Track Instruments, LLC, Ion Track Instruments Ltd. (United Kingdom), and Ion Track Instruments (HK) Ltd. (Hong
Kong). The consolidated financial statements also include Delta F Corporation and Qualitek as discontinued operations until such businesses were sold in January 2000. All significant intercompany transactions and balances have been eliminated in consolidation. All subsidiaries are wholly owned.

     FOREIGN CURRENCY TRANSLATION--The assets and liabilities of international subsidiaries are translated into U.S. dollars at year-end currency exchange rates, as the local currency is the functional currency. Income and expense items are translated at the average of monthly exchange rates. Gains or losses resulting from the translation of the financial statements are reported as a component of other comprehensive income and cumulative translation gains and losses are included in accumulated other comprehensive income in the consolidated balance sheets. Foreign exchange transaction gains or losses are recognized currently within cost of revenues in the consolidated statements of operations and were not material during the years ended December 31, 1999, 2000 and 2001.

     OTHER COMPREHENSIVE INCOME--The Company accounts for other comprehensive income (loss) in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." The components of accumulated other comprehensive income
(loss) as of December 31 consisted of the following:

                                                                 2000     2001
                                                                 ----    ------
  Cumulative foreign currency translation adjustments             $21     $ 27
  Transition adjustment related to cash flow hedge
    derivative instruments (net of income taxes of $24)            --       (40)
                                                                 ----    -----
  Total accumulated comprehensive income (loss)                   $21     $(13)
                                                                 ====    =====

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION--Revenues are recognized when delivery of the product occurs, persuasive evidence of an arrangement exists, the price is fixed or determinable, and when there is reasonable assurance of the collection of the sale proceeds. For contracts that contain customer acceptance provisions, revenue is deferred until acceptance provisions are met through formal customer acceptance or by demonstrating that the delivered products or services meet all of the specified criteria prior to final acceptance. The Company provides for potential returns and allowances, including warranty costs, at the time revenue is recognized.

     For multiple element contracts, revenue is deferred for any remaining obligations until such obligations are delivered. Revenue for service and maintenance agreements is recognized ratably over the service period, usually 12 months.

     SHIPPING AND HANDLING--Amounts billed to customers for shipping and handling fees are included in revenue at the time of shipment and recorded within net revenues in the consolidated statements of operations. Total amounts included in net revenues were $253, $329 and $362 for the years ended December 31, 1999, 2000 and 2001, respectively. Costs incurred for shipping products to customers are included within cost of revenues in the consolidated statements of operations.

     RESEARCH AND DEVELOPMENT COSTS--Research and development costs are expensed as incurred.

     CASH AND CASH EQUIVALENTS AND RESTRICTED CASH--The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value. Restricted cash represents amounts on deposit at a bank in support of letters of credit issued by the bank and are separately classified in the accompanying consolidated balance sheets when applicable.

     INVENTORY--Inventory consists of finished goods, work-in-process, and raw materials and is stated at the lower of cost or market value. Cost is determined using the first-in, first-out ("FIFO") method.

     PROPERTY AND EQUIPMENT--Property and equipment is recorded at cost and depreciated over its estimated useful life. Repairs and maintenance are expensed as incurred. In the case of disposals, the cost and accumulated depreciation of the disposed asset are removed from the accounts and the gains or losses from the disposal are included in the results of operations. Depreciation is provided using the straight-line method over the following estimated useful lives:

     Machinery and equipment                                         5 years
     Furniture and fixtures                                          7 years
     Demonstration and loan equipment                              2-7 years
     Leasehold improvements              Lesser of useful life or lease term

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     OTHER ASSETS--Other assets consist primarily of deferred financing costs of $717 and $577 net of accumulated amortization of $143 and $283, as of December 31, 2000 and 2001, respectively. Deferred financing costs are being amortized over the six-year period of the associated credit facility and amortization of such costs are included in interest expense in the consolidated statements of operations. Amortization of deferred financing costs totaled $143 and $140 for the years ended December 31, 2000 and 2001, respectively.

     IMPAIRMENT OF LONG-LIVED ASSETS--In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of," the Company periodically reviews the carrying value of its long-lived assets to determine if facts and circumstances suggest that they may be impaired or that the amortization or depreciation period may need to be changed. The carrying value of a long-lived asset is considered impaired when the anticipated identifiable undiscounted cash flows from such asset are less than its carrying value. For assets that are to be held and used, impairment is measured based upon the amount by which the carrying amount of the asset exceeds its fair value. For long-lived assets to be disposed of, the asset is measured based upon the lesser of the carrying amount or the net realizable value.

     FAIR VALUE OF FINANCIAL INSTRUMENTS--Financial instruments held or used by the Company consist of cash and cash equivalents, accounts receivable, accounts payable, certain accrued expenses, long-term debt and interest rate agreements. The carrying value of financial instruments approximates the fair value.

     INCOME TAXES--The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on temporary taxable and deductible differences between the financial reporting and income tax bases of assets and liabilities, measured using enacted tax rates and laws expected to apply when such differences are settled or realized. Provision is recognized for taxes on undistributed earnings of foreign subsidiaries to the extent that any such earnings are not deemed to be permanently invested. No significant undistributed earnings exist as of December 31, 2000 and 2001.

     STOCK-BASED COMPENSATION--The Company accounts for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," using the intrinsic-value method as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, the recognition of compensation expense for the fair value of stock options and other equity instruments issued to employees and non-employee directors. Under APB Opinion No. 25, stock compensation expense is recognized for the excess, if any, of fair value of the award over the exercise price. Stock compensation expense for awards that vest are recognized over the vesting period on a straight-line basis. The difference between accounting for stock-based compensation under APB Opinion No. 25 and SFAS No. 123 is disclosed in Note 8.

     INCOME (LOSS) PER SHARE--Basic income (loss) attributable to common stockholders per share has been computed on the weighted-average number of common shares outstanding during the year. Diluted income per share has been computed on the weighted-average number of common shares and potentially dilutive shares resulting from the assumed exercise of outstanding options and convertible preferred stock except where such items would be antidilutive to earnings per share.

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The reconciliation between income and common shares used for computation of basic and diluted income per share is as follows:

                                                                    1999           2000          2001
                                                                -----------     ----------     --------
     Net income                                                 $     3,432     $       78     $  2,271
     Less accretion of preferred stock                                   --         (1,038)      (1,764)
                                                                -----------     ----------     --------
     Basic and diluted earnings per share--net income (loss)
       attributable to common stockholders                      $     3,432     $     (960)    $    507
                                                                -----------     ----------     --------

     Shares for basic computation                                10,000,000      1,293,482      843,308
     Effect of potentially dilutive securities                           --             --        6,358
                                                                -----------     ----------     --------
     Shares for diluted computation                              10,000,000      1,293,482      849,666
                                                                ===========     ==========     ========

     During 2000 and 2001, 119,482 and 196,292 potential common shares, respectively, were not included in the diluted earnings per share calculation as such potential common shares were antidilutive to earnings per share or included options that are contingent upon certain conditions that have not been achieved (110,032 shares in both periods). During 2001, the convertible preferred stock was antidilutive as the accretion of the preferred stock per common share obtainable on conversion exceeded basic earnings per share.

     CONCENTRATIONS OF CREDIT RISK--Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, accounts receivable, and interest rate agreements. Cash equivalents generally consist of liquid investments with institutions that management believes are of high credit quality.

     The Company's accounts receivable are with customers throughout the world. Management performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for doubtful accounts to recognize estimated credit losses. Collateral is generally not required; however, accounts receivable from international customers are generally supported by letters of credit issued by banks.

     CUMULATIVE EFFECT OF ACCOUNTING CHANGE AND ADOPTION OF ACCOUNTING PRONOUNCEMENT--In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires derivatives to be recorded on the balance sheet at fair value.

     During 2000, the Company entered into two interest rate agreements with a bank that were accounted for using settlement accounting. The Company entered into an interest rate swap agreement with a notional amount of $1,800 in which the Company pays interest at a fixed rate of 8.5% and receives interest payments based upon LIBOR. The Company also entered into an interest rate cap agreement with a notional amount of $6,200 in which the Company receives a payment if LIBOR exceeds 8.5%. Both the interest rate swap and interest rate cap agreements expire in April 2003. The Company entered into these agreements as an economic hedge of its cash flow risk related to payments due under its senior credit facility, which are based upon variable interest rates. No new interest rate agreements were entered into during 2001.

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Upon adoption of SFAS No. 133 on January 1, 2001, the Company recorded a cumulative effect of accounting change to record the outstanding interest rate agreements at fair value as required by SFAS No. 133. As the interest rate agreements were previously designated and effective as an accounting hedge of the Company's variable rate interest obligations, the effect of the change has been recognized in accumulated other comprehensive income. Recognition of the fair value of the interest rate agreements as of January 1, 2001 resulted in a loss of $70, net of deferred tax benefits of $43. The deferred loss upon adoption of SFAS No. 133 is being amortized to interest expense over the remaining period of the interest rate agreements on a straight-line basis. The amortization during the year ended December 31, 2001 was $30, net of deferred tax benefits of $19. Hedge accounting is not being applied subsequent to the date of initial application of SFAS No. 133. As of December 31, 2001, the fair value of the interest rate agreements was a loss of $157, resulting in an additional charge to interest expense of approximately $23 during 2001. The fair value of the interest rate agreements is recorded in other long-term liabilities in the consolidated balance sheets and the change in fair value is recognized in interest expense in the consolidated statements of operations.

     The Company calculates the fair value of financial instruments using quoted market prices, whenever available. When quoted market prices are not available for financial instruments, such as swaps and interest rate caps, the Company uses standard pricing models, which take into account the present value of estimated future cash flows.

     OTHER RECENT ACCOUNTING PRONOUNCEMENTS--In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and prohibits the use of the pooling-of-interests method. SFAS No. 142 eliminates the amortization of goodwill and certain other intangibles and instead subjects these assets to periodic impairment assessments. SFAS No. 142 is effective immediately for all goodwill and certain other intangible assets acquired after June 30, 2001. The statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, " and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 specifies accounting for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards.

     The Company adopted SFAS No. 142 and SFAS No. 144 on January 1, 2002 and this adoption did not have an impact on the consolidated financial position or results of operations.

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     SUPPLEMENTAL CASH FLOW INFORMATION--Supplemental cash flow information for the years ended December 31 includes the following:

                                                       1999      2000      2001
                                                      ------    ------    ------
     Interest paid                                    $  263    $1,132    $1,320
                                                      ======    ======    ======
     Income taxes paid                                $1,451    $2,167    $  576
                                                      ======    ======    ======
     Non cash deemed distribution to stockholders     $   --    $1,755    $   --
                                                      ======    ======    ======

2. RECAPITALIZATION AND DISCONTINUED OPERATIONS

RECAPITALIZATION
     On December 23, 1999, the Company entered into a Recapitalization and Stock Purchase Agreement and a series of integrated transactions with a closing date in January 2000 (the "Recapitalization"). Prior to the repurchase and sale of common stock as part of the Recapitalization, the Company entered into the following transactions in January 2000 with TGE, entities controlled by TGE, or TGE stockholders:

     o The Company sold Delta F Corporation to a company owned by stockholders of TGE, and sold the net assets of its Qualitek operating division to a wholly owned subsidiary of TGE. The carrying value of the net assets sold exceeded the gross cash proceeds received by $1,187.

     o The Company acquired from a company wholly owned by TGE, an operating division in the Company's primary line of business for $1,120. The purchase price exceeded the carrying value of the assets by $568.

     o The Company declared cash dividends totaling $7,422 to TGE in December 1999.

     As required by Accounting Interpretation No. 39 of APB Opinion No. 16, "Transfers and Exchanges Between Companies Under Common Control," since these transactions occurred among entities under common control, the historical carrying value of the transferred assets was used as the basis of accounting for the transactions. Accordingly, the Company recorded the net differences between the carrying value of assets transferred and net cash received or paid ($1,755) as a reduction in stockholders' equity in the consolidated financial statements. Management determined that no impairment loss had occurred for these businesses based on expected undiscounted cash flows for these businesses.

     The Recapitalization was consummated in January 2000. Due to the significant continuing interest of TGE, the Recapitalization has been accounted for as a leveraged recapitalization and the purchase of TGE shares has been accounted for as a treasury stock transaction. No adjustment to the historical carrying value of the Company's assets or liabilities has been reflected in the accompanying consolidated financial statements. The transactions related to the new stockholders and recapitalization of the Company included the following:

     o The Company repurchased 9,850,542 of the 10,000,000 outstanding common shares held by TGE in exchange for $16,477; issued 485,739 shares of common stock in exchange for $813 to Castle Harlan Partners III, L.P. and affiliates ("CHP"); and issued 112,092 shares of common stock in exchange for $187 to certain members of management. As a result, ownership of common stock of the Company following these transactions was 65%, 20%, and 15% for CHP, TGE, and management, respectively.

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


2. RECAPITALIZATION AND DISCONTINUED OPERATIONS (CONTINUED)

     o The Company issued to CHP 10,200,000 shares of 10.772% Series A Non-Voting Cumulative Preferred Stock (the "Series A Preferred"), par value $.0000001 per share, in exchange for $10,200.

     o The Company borrowed $15,500 from a bank in the form of a senior term loan and $1,850 on a senior revolving credit facility (Note 6).

     o The Company repaid $6,710 due to TGE and affiliated companies as well as outstanding borrowings from a bank (Note 6).

     As a result of a management incentive program in connection with the completion of the Recapitalization, certain members of management received a bonus payment totaling $960, which is included in the total costs associated with the Recapitalization of $2,641. All costs associated with the Recapitalization were recognized in the consolidated statement of operations.

DISCONTINUED OPERATIONS

     The Company reached a measurement date with regard to its plan to spin off and dispose of Delta F Corporation and the Qualitek operating division on December 23, 1999. Delta F Corporation and the Qualitek businesses were separate and distinct lines of business and were no longer considered strategic by the Company. Accordingly, these businesses have been classified as discontinued operations in the consolidated financial statements.

     Revenues from the discontinued operations were $10,818, $895 (through date of disposal), and $0 for the years ended December 31, 1999, 2000, and 2001, respectively. Operating income included in income from discontinued operations was $160, $93 and $0 for the years ended December 31, 1999, 2000 and 2001, respectively.

3. INVENTORY

     Inventory consists of the following as of December 31:

                                                        2000             2001
                                                      -------          -------
     Raw materials                                     $1,206           $1,432
     Work-in-progress                                     741              734
     Finished goods                                     1,682            1,208
                                                      -------          -------
                                                       $3,629           $3,374
                                                      =======          =======
4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following as of December 31:

                                                        2000             2001
                                                      -------          -------
     Machinery and equipment                           $1,052           $1,641
     Furniture and fixtures                               184              260
     Demonstration and loan equipment                     396            1,590
     Leasehold improvements                               302              363
                                                      -------          -------
     Total                                              1,934            3,854
     Less accumulated depreciation                       (707)          (1,481)
                                                      -------          -------
     Property and equipment, net                       $1,227           $2,373
                                                      =======          =======

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


4. PROPERTY AND EQUIPMENT (CONTINUED)

     Depreciation expense for the years ended December 31, 1999, 2000 and 2001 totaled $114, $163 and $863, respectively.

5. INCOME TAXES

     The Company's income (loss) before income taxes consisted of the following for the years ended December 31:

                                                  1999        2000        2001
                                                -------     -------     -------
Domestic                                        $ 4,832     $ 1,978     $ 4,139
Foreign                                              --        (717)       (451)
                                                -------     -------     -------
  Total                                         $ 4,832     $ 1,261     $ 3,688
                                                =======     =======     =======

     The provision (benefit) for income taxes consisted of the following for the years ended December 31:

                                                  1999        2000        2001
                                                -------     -------     -------
Current:
  Federal                                       $ 1,154     $ 1,116     $ 1,043
  State                                             479         305         299
  Foreign                                            --          --          16
                                                -------     -------     -------
    Total                                         1,633       1,421       1,358
                                                -------     -------     -------

Deferred:
  Federal                                           (70)        (33)        156
  State                                             (20)         (9)         52
  Foreign                                            --          --         (20)
                                                -------     -------     -------
    Total                                           (90)        (42)        188
                                                -------     -------     -------
Tax benefit from foreign operating loss
  carryforwards                                      --        (152)       (129)
                                                -------     -------     -------

Total provision:
  Federal                                         1,084       1,083       1,199
  State                                             459         296         351
  Foreign                                            --        (152)       (133)
                                                -------     -------     -------
    Total                                       $ 1,543     $ 1,227     $ 1,417
                                                =======     =======     =======

     A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                   1999        2000        2001
                                                   ----        ----        ----
     Taxes at U.S. statutory rate                    34%         34%         34%
     State taxes                                      3           9           6
     Expenses treated as capital for tax purposes    --          38          --
     Other permanent items                           --          12           1
     Foreign rate differences                        --           3          --
     Other                                           (5)          1          (3)
                                                   ----        ----        ----
     Effective tax rate                              32%         97%         38%
                                                   ====        ====        ====

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


5. INCOME TAXES (CONTINUED)

     Deferred tax assets (liabilities) consist of the following as of December
31:

                                                       2000       2001
                                                       -----      -----
     Tax loss carryforward                             $ 152      $ 281
     Receivables                                          27         24
     Inventory                                           203         --
     Property                                            (30)       (28)
     Unrealized losses on financial instruments           --         59
     Accrued expenses and other                           32         13
                                                       -----      -----
                                                       $ 384      $ 349
                                                       =====      =====

     At December 31, 2001, the Company had foreign tax loss carryforwards of approximately $932 with no expiration date.

6. LONG-TERM DEBT AND CREDIT FACILITY

     In January 2000 as part of the Recapitalization (Note 2), the Company repaid a term loan facility that it had entered into on December 21, 1995 with a bank. The amount repaid was $5,260.

     In January 2000, the Company entered into a Revolving Credit and Term Loan Agreement with a bank that provided for a senior revolving credit facility and a senior term loan (together, the "Credit Facility"). All of the Company's assets have been pledged as security under the Credit Facility.

     In January 2000, in connection with the Recapitalization, the Company borrowed $15,500 under the senior term loan. The term loan is repayable in 24 quarterly installments commencing March 31, 2000 and ending December 31, 2005. The term loan requires additional prepayments under certain conditions, including a payment of excess cash flow, as defined in the agreement, if leverage ratios exceed stipulated values. In addition, proceeds from certain events, including certain asset dispositions and equity issuances, must be applied to amounts due under the term loan. In the case of an additional equity issuance, 50% of the net cash proceeds from the equity issuance must be applied against the outstanding balance of the term loan up to the total outstanding balance of the term loan as of the closing date.

     Under the provisions of the revolving credit facility, the Company may borrow up to the lesser of $4,500 or an amount based upon a percentage of eligible accounts receivable. All amounts outstanding under the revolving credit facility are due and payable on its maturity date, January 24, 2005. At December 31, 2001, the Company had $1,000 of outstanding borrowings and availability for additional borrowings under the revolving credit facility of approximately $2,800.

     Interest rates on the Credit Facility are reset periodically and interest is payable quarterly. The Company may elect interest rates based upon either LIBOR or the bank's base lending rate, plus an applicable margin. The applicable margin varies with certain financial ratios of the Company. The Company pays commitment fees on the unused portion of the revolving credit facility determined as a percentage of the unused commitment and may range from 0.25% to 0.50%. The weighted-average interest rate on the term loan and revolving credit facility as of December 31, 2001 after consideration of the impact of interest rate agreements was approximately 5.6%. The Credit Facility contains certain covenants with which the Company must comply including minimum amounts of earnings, debt leverage ratio, cash flow ratio, and restrictions on indebtedness, liens, and dividends.

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


6.  LONG-TERM DEBT AND CREDIT FACILITY (CONTINUED)

     The amounts outstanding under the Credit Facility as of December 31 were as follows:

                                                        2000           2001
                                                      -------        -------
     Term loan                                        $14,563        $11,750
     Revolving credit facility                             --          1,000
                                                      -------        -------
     Total                                             14,563         12,750
     Less current portion of long-term debt            (1,713)        (1,500)
                                                      -------        -------
     Long-term portion                                $12,850        $11,250
                                                      =======        =======

     Future maturities of Credit Facility as of December 31, 2001 are as follows:

     YEAR ENDING DECEMBER 31

     2002                                  $ 1,500
     2003                                    2,500
     2004                                    3,250
     2005                                    5,500
                                           -------
     Total                                 $12,750
                                           =======

7.  PREFERRED STOCK

     PREFERRED STOCK--The Company has authorized the issuance of 20,004,800 shares of preferred stock. The preferred stock has been designated as Series A, B, and C (collectively referred to herein as "Preferred Stock").

     10.772% SERIES A NON-VOTING CUMULATIVE PREFERRED STOCK--In January 2000, in connection with the Recapitalization, the Company issued 10,200,000 shares of 10.772% Series A Preferred at a par value of $.0000001 per share. After an additional issuance of Series A Preferred during 2000, outstanding Series A Preferred totaled 10,375,000 shares as of December 31, 2000 with gross proceeds totaling $10,375. No shares of Series A Preferred were issued in 2001.

     10.772% SERIES B NON-VOTING CUMULATIVE PREFERRED STOCK--The Company has designated 3,600 shares of preferred stock as 10.772% Series B Non-Voting Cumulative Preferred Stock (the "Series B Preferred") with a par value of $.01 per share. On September 12, 2001, the Company issued 3,522 shares of Series B Preferred and received gross proceeds of $3,522.

     10.772% SERIES C CUMULATIVE CONVERTIBLE PREFERRED STOCK--The Company has designated 500 shares of preferred stock as 10.772% Series C Cumulative Convertible Preferred Stock (the "Series C Preferred") with a par value of $.01 per share. On September 12, 2001, the Company issued 478 shares of Series C Preferred and received gross proceeds of $478.

     REDEMPTION--The rights of the Preferred Stock allow redemption for certain situations that are outside of the Company's control. Accordingly, the Preferred Stock has been classified outside of permanent equity. The Preferred Stock has been initially recorded at its fair value and each security is adjusted to its redemption amount at each balance sheet date. The adjustment to the redemption amount is recognized as accretion of preferred stock in the consolidated statement of operations and consolidated statements of stockholders' equity. Given the absence of retained earnings, the accretion of preferred stock is charged against additional paid-in capital until fully depleted and then to accumulated deficit.

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


7.  PREFERRED STOCK (CONTINUED)

     BENEFICIAL CONVERSION FEATURE--Each share of Series C Preferred is convertible at the option of the holder into common stock determined by dividing the Original Issuance Price ($1,000) by the Conversion Price then in effect at the option of the holder. The Initial Conversion Price is $1.67 per share, subject to certain anti-dilution and other adjustment provisions. The Company allocated $473 to the beneficial conversion feature which was recorded as a reduction in Series C Preferred and offset as additional paid-in capital. As a result of recognizing the Series C Preferred at its redemption value as of each balance sheet date, the discount related to the beneficial conversion feature was eliminated as of December 31, 2001 with an offsetting charge to additional paid-in capital and accumulated deficit.

     A summary of the changes in Preferred Stock balances for periods outstanding are as follows:

                                                        SERIES A PREFERRED      SERIES B PREFERRED    SERIES C PREFERRED
                                                       ---------------------    ------------------    ------------------
                                                         SHARES      AMOUNT     SHARES     AMOUNT       SHARES   AMOUNT
                                                       ----------   --------    ------    -------       ------   ------
Balance, January 1, 2000                                       --   $     --        --    $    --           --   $   --
  Issuance of preferred stock in Recapitalization      10,200,000     10,200        --         --           --       --
  Issuance of preferred stock                             175,000        175        --         --           --       --
  Accretion of preferred stock to redemption value             --      1,038        --         --           --       --
                                                       ----------   --------    ------    -------       ------   ------
Balance, December 31, 2000                             10,375,000     11,413        --         --           --       --
  Issuance of preferred stock,
    net of issuance cost of $41                                --         --     3,522      3,486          478      473
  Initial discount for beneficial conversion feature           --         --        --         --           --     (473)
  Accretion of preferred stock to redemption value             --      1,118        --        152           --      494
                                                       ----------   --------    ------    -------       ------   ------
Balance, December 31, 2001                             10,375,000   $ 12,531     3,522    $ 3,638          478   $  494
                                                       ==========   ========    ======    =======       ======   ======


     The significant rights and privileges of the Preferred Stock are as follows:

CONVERSION

     Series A Preferred and Series B Preferred are not convertible into common stock. Each share of Series C Preferred is convertible at the option of the holder into common stock determined by dividing the Original Issuance Price ($1,000) by the Conversion Price then in effect and, at the option of the holder, accrued dividends are convertible into common stock or paid in cash. The initial Conversion Price is $1.67 per share, subject to certain anti-dilution and other adjustment provisions. The Series C Preferred will automatically be converted into shares of common stock upon the written request of at least 51% of the outstanding Series C Preferred. The majority holder of the Series C Preferred and the common stock issuable upon conversion may demand that the Company register all or part of such securities under the Securities Act of 1933, as amended.

DIVIDENDS

     The Series A Preferred earn cumulative dividends at a rate of $.10772 per share. The Series B Preferred and Series C Preferred earn cumulative dividends at a rate per annum of $107.72 per share. The dividends are payable when and if properly declared by the Company's board of directors. Unless all cumulative dividends on outstanding shares of Preferred Stock have been declared and paid, no dividends may be paid on any shares of common stock.

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


7.  PREFERRED STOCK (CONTINUED)

LIQUIDATION PREFERENCE

     Upon liquidation, holders of available assets are entitled to receive, out of funds then available and before any securities with junior rights, the "Redemption Price." The Redemption Price is the amount equal to the original issuance price, as adjusted for stock dividends, combination, splits, recapitalizations, or similar events, plus all accumulated and unpaid dividends thereon whether or not declared up to and including the date of the redemption. If the assets were insufficient to pay all holders of available assets, the available assets would be distributed on a pro rata basis.

REDEMPTION

     The Company may redeem the Series A, B or C Preferred for cash at any time, subject to the required notice provisions, and subject to holders of the Series C Preferred right to convert to common stock, at a price equal to the Redemption Price. The Series A Preferred is redeemable for cash at the option of the holders of at least 51% of the Series A Preferred upon the closing of a liquidity event, as defined. A liquidity event includes a merger or change in control of 50% or more of the voting securities, the sale or lease of substantially all of the assets of the Company, or the consummation of a public offering. The Series B Preferred and Series C Preferred are each redeemable for cash at the option of the holders of a majority of each individual series at any time. The Company is prohibited from redeeming the Preferred Stock if such redemption is not allowed under the terms of the Credit Facility.

VOTING RIGHTS

     The holders of the Series A Preferred and Series B Preferred have no voting rights. The holders of the Series C Preferred have voting rights equivalent to the number of shares of Company common stock into which the shares of Series C Preferred held by such holder are then convertible and generally vote together with holders of common stock as a single class.

RESTRICTIONS

     While the Preferred Stock is outstanding, certain restrictions exist that limit the Company's actions without the written consent of the holders of the Preferred Stock. The Company may not (a) authorize or issue any equity securities without the prior consent of the majority of the outstanding shares of each series of Preferred Stock other than securities with rights and privileges junior to the Preferred Stock; (b) issue additional shares of Preferred Stock; (c) make any dividend payments to securities with junior ranking; (d) amend the rights of the preferred holders without written consent; or (e) purchase or acquire shares of common stock other than shares acquired under the Company's stock option plan.

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


8. STOCKHOLDERS' EQUITY AND STOCK COMPENSATION

     COMMON STOCK--As of December 31, 2001, the Company's common stock is stated at $.0000001 par value; 1,800,000 shares were authorized; 845,066 shares were outstanding.

     RESERVED SHARES--As of December 31, 2001, the Company has reserved 149,225 shares of common stock for issuance under the Company's stock option plan and has reserved 295,808 shares for issuance upon conversion of the Series C Preferred.

     SHAREHOLDERS AGREEMENT--TGE is entitled to designate one individual to serve as a member on the Company's board of directors for as long as TGE owns a specified percentage ownership interest of the issued and outstanding common stock, as defined in the shareholders agreement. The transfer of common and Preferred Stock is restricted as defined in the shareholders agreement and certain parties have rights of first refusal with respect to sales of common or Preferred Stock. In addition, certain stockholders may demand registration of securities and have participation rights with respect to additional issuances of securities. The shareholders agreement prohibits the payment of dividends on common stock so long as Preferred Stock is outstanding.

     STOCK OPTION PLANS--The Company's board of directors has approved the Amended and Restated 1999 Stock Option Plan (the "Option Plan"). The Option Plan provides for a maximum of 229,556 shares of common stock to be reserved for grant or settlement of awards under the Option Plan, subject to adjustment under the terms of the Option Plan. As of December 31, 2001, 38,143 shares of common stock remain available for grant under the Option Plan. Options expire on dates as set forth in the applicable option grant with a maximum term of 10 years. Option terms generally provide for vesting over four years beginning from January 2000; however, during 2000 and 2001, all options granted were immediately exercisable for restricted common stock, subject to the Company's repurchase rights. The restrictions on the restricted common stock lapse over four years. The Company's repurchase rights are triggered by a termination of employment or service with the Company prior to an initial public offering. Shares acquired upon the exercise of an option which was granted less than three years before the Company exercises its repurchase right may be repurchased by the Company at the lesser of fair market value or the option price. Shares acquired upon the exercise of an option which was granted at least three years before the Company exercises its repurchase right may be repurchased by the Company at fair market value. Shares now outstanding which were acquired upon the exercise of an option which was granted less than three years ago were 79,131 as of December 31, 2001.

     The Company entered into employment agreements in January 2000 with certain executives and committed to the issuance of options to purchase common stock, with vesting dependent upon achieving certain milestones based on the return earned by the preferred investors. These awards were never granted by the Board of Directors nor were any of the milestones achieved. Pursuant to amended employment agreements with these executives, on June 11, 2002, the commitment to grant options with these terms was cancelled and the Company granted options to the executives allowing for the purchase of 75,096 shares of common stock at an exercise price of $100.47 per share (the "Performance Options"). On June 11, 2002, the Company also granted to other employees options to purchase an additional 24,904 shares of common stock at an exercise price of $100.47 per share. As the awards granted on June 11, 2002 have a fixed exercise price and the number of shares is not subject to future adjustment, other than in the event of termination, the award has been accounted for as a fixed award. The option exercise price is estimated by the Company to be the approximate fair value of the common stock on the date of grant. The options granted became vested and exercisable with respect to 50% of the underlying shares of common

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


8. STOCKHOLDERS' EQUITY AND STOCK COMPENSATION (CONTINUED)

stock (the option shares) on the date they were granted. They will become vested and exercisable with respect to an additional 25% of the option shares on January 25, 2003 and January 25, 2004, respectively.

     SUBSEQUENT ISSUANCE OF PREFERRED STOCK AND EQUITY INSTRUMENTS--In January 2002, the Company issued to a new director of the Company's board of directors 7,473 shares of common stock and 81,136 shares of Series A Preferred in exchange for total gross proceeds of $100. In February 2002, the Company issued options to purchase 15,000 shares of common stock at $1.67 per share to an employee. The options vest over a two-year period. The Company will recognize stock compensation charges for the difference between the fair value and common stock purchase price in the first quarter of 2002.

     A summary of the Option Plan's stock option activity exclusive of the Performance Options is as follows for the years ended December 31, 2000 and 2001:

                                                                       WEIGHTED-
                                                                        AVERAGE
                                                                       EXERCISE
                                                      NUMBER OF          PRICE
                                                       SHARES          PER SHARE
                                                      ---------        ---------
     Outstanding at January 1, 1999                        --            $  --
     Options granted                                   83,381             1.67
     Options exercised                                (73,331)            1.67
     Options forfeited                                   (600)            1.67
                                                      -------
     Outstanding, December 31, 2000                     9,450             1.67
     Options granted                                      100             1.67
     Options exercised                                 (7,000)            1.67
     Options forfeited                                   (300)            1.67
                                                      -------
     Outstanding, December 31, 2001                     2,250            $1.67
                                                      =======
     Exercisable, December 31, 2000                     9,450            $1.67
                                                      =======
     Exercisable, December 31, 2001                     2,250            $1.67
                                                      =======

     Outstanding options have a weighted-average remaining life of 9.75 and 8.91 years as of December 31, 2000 and 2001, respectively. The weighted-average fair value of stock options granted for the years ended December 31, 2000 and 2001 was $0.45 and $1.04, respectively.

     PRO FORMA DISCLOSURE--As described in Note 1, the Company uses the intrinsic-value method to measure stock compensation expense associated with the granting of options to employees. Had the Company used the fair-value method to measure compensation, reported net income (loss) attributable to common stockholders and net earnings (loss) per share would have been as follows:

                                                    1999                    2000                   2001
                                            -------------------     -------------------    ------------------
                                               AS          PRO         AS         PRO         AS         PRO
                                            REPORTED      FORMA     REPORTED     FORMA     REPORTED     FORMA
                                            --------     ------     --------    -------    --------     -----
Net income (loss) attributable to
  common stockholders:                       $3,432      $3,432      $ (960)    $ (966)      $ 507      $ 495
Earnings (loss) per share--basic             $ 0.34      $ 0.34      $(0.74)    $(0.75)      $0.60      $0.59
Earnings (loss per share--diluted            $ 0.34      $ 0.34      $(0.74)    $(0.75)      $0.60      $0.58

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8. STOCKHOLDERS' EQUITY AND STOCK COMPENSATION (CONTINUED)

     The fair value of each stock option was estimated on the date of grant using the Black-Scholes pricing model. Key assumptions used to apply this pricing method were (a) a risk-free interest rate of 6.5% in 2000 and 4.4% in 2001, (b) no dividends, (c) expected volatility of 46% and 96% in 2000 and 2001, respectively, and (d) expected option lives of three years.

9. OTHER RELATED-PARTY TRANSACTIONS

     Prior to the Recapitalization, the Company entered into various transactions with companies controlled by TGE. Fees accrued for management and financial advisory services to TGE were $300 and sales totaling $1,443 were transacted with the subsidiaries of TGE during the year ended December 31, 1999. During 1999, the Company declared a dividend to TGE of $7,422, of which $1,238 was paid during 1999 and the remainder as part of the settlement of intercompany accounts as part of the Recapitalization in January 2000. Subsequent to the Recapitalization, the Company had purchases totaling $335 during 2000 from a subsidiary of TGE.

     In January 2000, the Company entered into a Financial Advisory Services Agreement with Castle Harlan, Inc. (the manager of Castle Harlan Partners III, L.P. and affiliates) for an initial term of 10 years where Castle Harlan, Inc. provides certain management and financial advisory services to the Company. The term may be extended for one-year increments by agreement between the parties. The Financial Advisory Services Agreement terminates upon a change in control, as defined in the agreement. Management fees recognized during the years ended December 31, 2000 and 2001 totaled $440 and $488, respectively, and are classified as "Management fees--related party" in the consolidated statements of operations. Prepaid fees totaling $0 and $222 as of December 31, 2000 and 2001, respectively, are classified as "Prepaid management fee--related party," in the consolidated balance sheet. Prepaid management fees are non-refundable.

10. COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES--The Company leases certain property under noncancelable operating lease agreements. The future minimum lease payments as of December 31, 2001 are as follows:

        YEAR ENDING DECEMBER 31

        2002                                    $  628
        2003                                       597
        2004                                       596
        2005                                       596
        2006                                       634
        2007 and thereafter                      1,944
                                                ------
                                                $4,995
                                                ======

     Certain property leases include annual rental increases over the term of the agreement. The total amount of the rent expense is recognized on the straight-line basis over the term of the lease agreement. The Company has recorded a deferred rent obligation to reflect the excess of lease expense over cash payments since the inception of the lease. Total deferred rent obligations were $21 and $24 as of December 31, 2000 and 2001, respectively, and are included in accrued liabilities in the consolidated balance sheet. Rental expense totaled $142, $297 and $460 for the years ended December 31, 1999, 2000 and 2001, respectively. Payments for contingent rent payments are recognized as incurred and were not material.

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

     LETTERS OF CREDIT--As of December 31, 2001, the Company had outstanding letters of credit aggregating approximately $666.

     PURCHASE COMMITMENTS--The Company has entered into various supply agreements, which management believes will be satisfied in the normal course of operations. The Company relies upon a contract manufacturer for certain of its key components and performance of the supplier is required for the production of the Company's products. The Company is required to take or pay for its forecasted production estimates provided to the contract manufacturer. Inventory purchase commitments as of December 31, 2001 were $2,959.

     CONTINGENCIES--The Company, in the normal course of business, is subject to various instances of asserted and unasserted claims. Management evaluates all matters and recognizes losses when such losses are probable. In April 2002, the Company was named as defendant in SANDIA CORPORATION AND BARRINGER INSTRUMENTS, INC. V. ION TRACK INSTRUMENTS, LLC AND ION TRACK, INC. in the United States District Court for the District of New Jersey. The plaintiffs have brought one count for patent infringement, alleging that the Company's EntryScan(3) product is infringing on certain of Sandia Corporation's U.S. patents. The plaintiffs have alleged money damages but have not specified an exact dollar amount, and are seeking an injunction against "continued infringement" of the patents at issue. The plaintiffs initially moved for a preliminary injunction, but have since withdrawn that motion. The Company has filed a response asserting that the EntryScan(3) does not infringe on these patents and a counterclaim and a motion for expedited trial. The Company denies the allegations in the complaint and intends to vigorously contest this suit.

11. RETIREMENT PLAN

     The Company has a defined contribution plan covering substantially all of its employees who have worked at least 1,000 hours and are at least 21 years old in the plan year. The Company matches employee contributions with cash up to 5 percent of the employee's eligible salary. The Company recognized expenses for matching contributions of $82, $111 and $175 for the years ended December 31, 1999, 2000 and 2001, respectively.

12. BUSINESS SEGMENT, MAJOR CUSTOMERS AND INTERNATIONAL OPERATIONS

     The Company operates within a single business segment and the chief operating decision maker, the chief executive officer, reviews the results of business as one segment. Revenues consist of product sales, sales of consumables products, services, and other.

     Revenues from various agencies of the United States Government accounted for 70%, 75% and 64% of the Company's revenues for the years ended 1999, 2000 and 2001, respectively. No other revenues from a single customer exceeded 10% of the Company's revenues in 1999, 2000 or 2001. Amounts due from these same agencies constituted 77% and 74% of consolidated accounts receivable as of December 31, 2000 and 2001, respectively. An additional customer accounted for 14% of consolidated accounts receivable as of December 31, 2001.

                        ION TRACK, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT -- (CONTINUED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


12. BUSINESS SEGMENT, MAJOR CUSTOMERS AND INTERNATIONAL OPERATIONS (CONTINUED)

     The Company attributes revenues from external customers to individual countries based upon the customers' location. Summarized revenue information is as follows for the years ended December 31:

                                                1999         2000        2001
                                               -------      -------     -------
     Net revenues:
       United States                           $18,628      $22,241     $24,220
       International                             3,190        4,255       8,670
                                               -------      -------     -------
     Total net revenues                        $21,818      $26,496     $32,890
                                               =======      =======     =======

     Product revenues                          $18,114      $21,056     $26,840
     Consumable revenues                         1,089        2,279       2,984
     Service, parts and other revenues           2,615        3,161       3,066
                                               -------      -------     -------
     Total net revenues                        $21,818      $26,496     $32,890
                                               =======      =======     =======

     Long-lived assets were as follows as of December 31:

                                                             2000         2001
                                                             -----      -------
     Long-lived assets:
       United States                                          $958       $1,910
                                                             =====      =======
       International                                          $269       $  463
                                                             =====      =======

     Long-lived assets at international locations are predominantly located in the United Kingdom.


13.  SUPPLEMENTAL INFORMATION

                                         BALANCE AT     CHARGED TO                                  BALANCE AT
                                          BEGINNING      COSTS AND      OTHER        DEDUCTIONS--        END
DESCRIPTION                               OF PERIOD      EXPENSES     ADJUSTMENTS    WRITE-OFFS      OF PERIOD
-----------                              ----------     ----------    -----------    -----------    ----------
Allowance for doubtful accounts:
  Year ended December 31, 1999               $20            59            --             --             $79
  Year ended December 31, 2000               $79            15            16            (31)            $79
  Year ended December 31, 2001               $79            --            --            (20)            $59

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                 TABLE OF CONTENTS

                                               PAGE
                                               ----
Prospectus Summary ...........................    1
Risk Factors .................................   10
Special Note Regarding Forward-
   Looking Statements ........................   19
Use of Proceeds ..............................   20
Dividend Policy ..............................   21
Capitalization ...............................   22
Dilution .....................................   23
Selected Financial Data ......................   24
Management's Discussion and
   Analysis of Financial Condition and
   Results of Operations .....................   27
Business .....................................   39
Management ...................................   61
Certain Relationships and Related
   Transactions ..............................   73
Principal and Selling Stockholders ...........   77
Description of Capital Stock .................   80
Shares Eligible for Future Sale ..............   82
Underwriting .................................   84
Legal Matters ................................   87
Experts ......................................   87
Where You Can Find Additional
   Information ...............................   87
Index to Financial Statements ................  F-1

UNTIL                  , 2002 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.




(LOGO) ION TRACK, INC.




                   SHARES


COMMON STOCK





DEUTSCHE BANK SECURITIES







PROSPECTUS


             , 2002

                                     PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates, other than the registration fee and the NASD fee.

Registration fee ..................................................  $ 9,200
NASD fee ..........................................................  $10,500
Nasdaq National Market application and listing fee ................
Accounting fees and expenses ......................................
Legal fees and expenses ...........................................
Printing and engraving ............................................
Transfer agent fees and expenses ..................................
Blue sky fees and expenses ........................................
Miscellaneous expenses ............................................
                                                                     -------
   Total ..........................................................  $

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102 of the Delaware General Corporation Law (DGCL) as amended allows a corporation to eliminate or limit the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

     Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Ion Track, Inc.) by reason of the fact that the person is or was a director, officer, agent or employee of Ion Track, Inc. or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner which the person reasonably believed to be in our best interest, or not opposed to our best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The power to indemnify applies to actions brought by us or in our right as well but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to us, unless the court believes that in light of all the circumstances indemnification should apply.

     Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

     Concurrently with the consummation of this offering, we will adopt an amended and restated certificate of incorporation and by-laws, the proposed forms of which include a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to us or our stockholders;

     o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     o under section 174 of the DGCL regarding unlawful dividends and stock purchases; or

     o for any transaction from which the director derived an improper personal benefit.

     These provisions are permitted under Delaware law.

     Our proposed forms of amended and restated certificate of incorporation and by-laws also provide that:

     o we must indemnify our directors and officers or any person who is or was serving at our request as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, to the fullest extent permitted by Delaware law;

     o we must advance expenses, upon request, as incurred, to our directors and officers or any person who is or was serving at our request as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, in connection with a legal proceeding to the fullest extent permitted by Delaware law;

     o we may, to the extent authorized from time to time by our Board of Directors, provide rights to indemnification and to the advancement of expenses to our employees and agents similar to those conferred to our directors and officers.

     The indemnification provisions contained in our proposed forms of amended and restated certificate of incorporation and by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In the past three years, we have issued and sold the following securities (adjusted for the 100,000-for-1 stock split unless otherwise indicated):

     o 7,473 shares of common stock and 81,136 shares of Series A Preferred Stock to Albert Casey on January 22, 2002 for a total consideration of $100,000, in reliance on Section 4(2) of the Securities Act, as a transaction not involving a public offering.

     o 3,522 shares of Series B Preferred Stock and 478 shares of Series C Preferred Stock to Castle Harlan Partners on September 12, 2001 for a total consideration of $4,000,000, in reliance on Section 4(2) of the Securities Act, as a transaction not involving a public offering.

     o 7,473 shares of common stock and 87,500 shares of Series A Preferred Stock to Donald Blinken on October 17, 2000 for a total consideration of $100,000, in reliance on Section 4(2) of the Securities Act, as a transaction not involving a public offering.

     o 7,473 shares of common stock and 87,500 shares of Series A Preferred Stock to Gordon Wasserman on October 17, 2000 for a total consideration of $100,000, in reliance on Section 4(2) of the Securities Act, as a transaction not involving a public offering.

     o 3,700 shares of common stock to TGE Group Limited on October 17, 2000 for a total consideration of $6,179, in reliance on Section 4(2) of the Securities Act, as a transaction not involving a public offering.

     o 28,023 shares of common stock for a total consideration of $46,875 to each of Anthony Jenkins, Andrew Hawes, William McGann and Paul Eisenbraun and 485,739 shares of common stock for a total consideration of $812,500 and 10,200,000 shares of Series A Preferred Stock for a total consideration of approximately $10 million to Castle Harlan Partners on December 23, 1999, in reliance on Section 4(2) of the Securities Act, as a transaction not involving a public offering.

     o Options to purchase 83,381 shares of common stock granted to employees in 2000; and options to purchase 100 shares of common stock granted to employees in 2001; and options to purchase 115,000 shares of common stock granted to employees in 2002. All of these options were granted under the Ion Track, Inc. Amended and Restated 1999 Stock Option Plan, and were issued in reliance on Section 4(2) and/or Rule 701 under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

A.  EXHIBITS

EXHIBIT NUMBER   DESCRIPTION
--------------   -----------

1.0              Form of Underwriting Agreement.*

3.1 Proposed Form of Second Amended and Restated Certificate of Incorporation of the Company.*

3.2              Proposed Form of Second Amended and Restated By-Laws of the
                 Company.*

4.1              Form of share certificate for common stock.*

4.2 Shareholders Agreement, dated as of January 25, 2000, by and among Castle Harlan Partners, Anthony Jenkins, Andrew Hawes, William McGann, Paul Eisenbraun, TGE Group Limited and the Company and as amended on October 17, 2000.*

4.3 Registration Rights Agreement, dated September 12, 2001, by and between Castle Harlan Partners and the Company.*

5.1              Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

9.1 Amended and Restated Voting Trust Agreement, dated as of March 15, 2000, by and among the Company, certain stockholders and Leonard M. Harlan (as voting trustee) and as amended on March 16, 2000.*

10.1 Amended and Restated Employment Agreement, dated as of January 25, 2000, between the Company and Anthony Jenkins.*

EXHIBIT NUMBER   DESCRIPTION
--------------   -----------

10.2 Amended and Restated Employment Agreement, dated as of January 25, 2000, between the Company and Paul Eisenbraun.*

10.3 Amended and Restated Employment Agreement, dated as of January 25, 2000, between the Company and William McGann.*

10.4 Amended and Restated Employment Agreement, dated as of January 25, 2000, between the Company and Andrew Hawes.*

10.5             Ion Track, Inc. 1999 Stock Option Plan.*

10.6             Ion Track, Inc. 2002 Stock Compensation Plan.*

10.7             Form of Directors and Officers Indemnification Agreement.*

10.8 License Agreement, dated October 18, 2000, between Penn State Research Foundation and Ion Track Instruments, LLC.*

10.9 License and Supply Agreement, dated as of March 2, 2000, between Ion Track Instruments, LLC and Raman Systems, Inc.*

10.10 Lease Agreement, dated May 31, 2002, between 205 Lowell, LLC and the Company.*

10.11 Agreement between Ion Track Instruments, LLC and Cirtronics Corporation, dated December 20, 2001.*

10.12 Revolving Credit and Term Loan Agreement, dated as of January 24, 2000, among Ion Track Instruments, LLC, the Company and BankBoston, N.A. as amended through September 12, 2001.*

10.13 Security Agreement, dated as of January 24, 2000, among Ion Track Instruments, LLC, the Company and BankBoston, N.A.*

10.14 Financial Advisory Services Agreement, dated as of January 25, 2000, by and among Castle Harlan, Inc., the Company, Ion Track Instruments Ltd. and Ion Track Instruments, LLC.*

10.15 Recapitalization and Stock Purchase Agreement, dated as of December 23, 1999, among Castle Harlan Partners, Anthony Jenkins, Andrew Hawes, William McGann, Paul Eisenbraun, TGE Group Limited and the Company and as amended on January 17, 2000.*

10.16 Asset Purchase Agreement, dated January 19, 2000, between Ion Track Instruments Limited and AI Qualitek Limited.*

10.17 Delta F Corporation Stock Purchase Agreement, dated as of January 19, 2000, by and among TG Group, Inc., Delta F Corporation, and Delta F Holdings Corporation.*

10.18 Asset Purchase Agreement, dated as of January 20, 2000, by and between ITI Qualitek, Inc. and Ion Track Instruments Incorporated.*

21.1             List of Subsidiaries.*

23.1             Consent of Deloitte & Touche LLP.

23.2             Consent of Skadden, Arps, Slate, Meagher & Flom LLP.*

24.1 Power of Attorney (included on signature page of the Registration Statement).

24.2             Power of Attorney of Selling Stockholders.*

24.3             Custody Agreement for Selling Stockholders.*

----------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Massachusetts, on June 14, 2002.

                                         ION TRACK, INC.


                                    By: /s/ Anthony Jenkins
                                      ------------------------------------------
                                    Name: Anthony Jenkins
                                    Title: President and Chief Executive Officer

     Each person whose signature appears below hereby constitutes and appoints Anthony Jenkins and Andrew Hawes, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                                    TITLE                          DATE
                                    -----                          ----

/s/ Anthony Jenkins                 President and Chief            June 14, 2002
----------------------------        Executive Officer
Anthony Jenkins


/s/ Andrew Hawes                    Secretary and Treasurer,       June 14, 2002
----------------------------        Vice President, Finance and
Andrew Hawes                        Chief Financial Officer


/s/ Alan G. Retter                  Vice President and             June 14, 2002
----------------------------        Controller
Alan G. Retter


/s/ Gordon Wasserman                Chairman                       June 14, 2002
----------------------------
Gordon Wasserman


/s/ Donald Blinken                  Director                       June 14, 2002
----------------------------
Donald Blinken


/s/ Leonard M. Harlan               Director                       June 14, 2002
----------------------------
Leonard M. Harlan


/s/ Benjamin S. Sebel               Director                       June 14, 2002
----------------------------
Benjamin S. Sebel

                                         TITLE                  DATE
                                         -----                  ----

/s/ Howard D. Morgan                     Director               June 14, 2002
----------------------------
Howard D. Morgan


/s/ J.K. Lars McBride                    Director               June 14, 2002
----------------------------
J.K. Lars McBride


/s/ Albert V. Casey                      Director               June 14, 2002
----------------------------
Albert V. Casey